As filed with the Securities and Exchange Commission on May 19, 2008.

Registration No. 333-149682

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Salient Surgical Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3845	02-0510461
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Washington Center

Suite 400

Dover, NH 03820

(800) 354-2808

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Joseph Army

Chief Executive Officer

One Washington Center

Suite 400

Dover, NH 03820

(800) 354-2808

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Steven A. Wilcox, Esq.	Marc D. Jaffe, Esq.
Michael D. Beauvais, Esq.	Ian D. Schuman, Esq.
Ropes & Gray LLP	Latham & Watkins LLP
One International Place	885 Third Avenue
Boston, MA 02110	New York, NY 10022-4834
(617) 951-7000	(212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 19, 2008

             Shares

Common Stock

This is an initial public offering of shares of common stock of Salient Surgical Technologies, Inc. We are offering all of the shares to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . Application has been made for listing on The NASDAQ Global Market under the symbol “SLNT.”

See “ Risk Factors” on page 8 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than             shares of common stock, the underwriters have the option to purchase up to an additional             shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the             shares against payment in New York, New York on                     , 2008.

Banc of America Securities LLC	Piper Jaffray

RBC Capital Markets	Wachovia Securities

Prospectus dated                     , 2008

Clinical Applications of Transcollation™ Technology

Liver Resection
Spine Surgery
Total Hip Arthroplasty
Total Knee Arthroplasty

SALIENT
SURGICAL TECHNOLOGIES

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with different information. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and any free writing prospectus is accurate only as of their respective dates, regardless of their time of delivery or the time of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Through and including             , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before buying shares of our common stock. Before deciding to invest in shares of our common stock, you should read the entire prospectus carefully, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Overview

We are a medical technology company that develops and markets surgical products based on our proprietary Transcollation technology for the sealing of blood vessels and other collagen-based structures. We believe that our products improve surgical procedures and patient outcomes by enabling surgeons to substantially reduce blood loss during and after surgery. Our Transcollation technology has been used in over 180,000 surgical procedures to date. We focus on selling our products for use in orthopaedic hip and knee reconstructions and multi-level spinal fusions, which are significant markets with over 1.3 million procedures performed in the United States in 2007. Our Transcollation technology is also used in surgical oncology procedures and may be used in other surgical procedures, including trauma, single-level spinal fusions, minimally invasive spine and advanced laparoscopic procedures, which are markets we intend to pursue in the future.

Our principal Transcollation product, the Aquamantys System, was launched commercially in March 2006 and is comprised of single-use handheld devices and a radio frequency, or RF, energy generator system. This system delivers an optimized combination of RF energy and electrically conductive fluid, such as saline, to heat and shrink collagen, resulting in a quick and permanent sealing of blood vessels and other collagen-based structures in soft tissue and bone. The saline also acts as both a cooling agent, to prevent charring, and as a lubricant, allowing surgeons to move the single-use handheld device in a simple painting motion over the surgical site. Our Aquamantys System is designed to be easy to use and portable, allowing it to be used in different operating rooms throughout a hospital. Our Transcollation technology and Aquamantys System are based on our internally developed intellectual property, as well as intellectual property we license on a worldwide basis from Medtronic, Inc.

We believe our Transcollation technology provides clinical and economic benefits to patients, physicians, hospitals and payors by significantly reducing blood loss, the need for blood transfusions and operating time. We believe that the clinical benefits of our Transcollation technology also result in cost savings to hospitals and payors.

Our goal is to establish our Transcollation products as the standard of care for controlling surgical-related blood loss. In the United States, we sell our products through a direct sales organization comprised of approximately 70 sales representatives and eight managers. We intend to significantly expand the size of our direct sales force in the United States in order to grow our customer base and further penetrate existing accounts. As of December 31, 2007, we had 437 active customer accounts in the United States, which represented a 44% increase over the comparable period in 2006. As of March 31, 2008, we had 482 active customer accounts in the United States, which represented a 45% increase over the comparable period in 2007. We define an active customer account as an account that purchased products from us in the most recently ended fiscal quarter. Despite our significant growth in the number of customer accounts, our target market remains substantially underpenetrated. We believe our current accounts represent approximately 10% of hospitals in the United States performing our targeted procedures. Internationally, we sell our products through a combination of distributors and direct sales representatives, and we expect to selectively grow our international sales presence. Our revenues for the year ended December 31, 2007 were $29.5 million, a 75% increase over our revenues for the year ended December 31, 2006. Our revenues for the three months ended March 31, 2008 were $10.5 million, a 75% increase over our revenues for the three months ended March 31, 2007. We incurred net losses of $14.7 million for the year ended December 31, 2007 and $3.3 million for the three months ended March 31, 2008.

Our Strategy

We intend to establish our Transcollation products as the standard of care for controlling surgical-related blood loss by pursuing the following business strategies:

•	Expand our direct sales force to open new accounts;

•	Further penetrate existing accounts in the United States;

•	Continue to launch new products which enhance the value of the Aquamantys System;

•	Expand the use of our technology into new market opportunities;

•	Continue to expand and protect our intellectual property position; and

•	Selectively expand our international sales presence.

In addition, we plan to expand the use of our technology into surgical procedures where our technology may provide surgical benefits beyond reduced blood loss. We also intend to internally develop or acquire new surgical technologies we believe to be of value to our customers.

Our Market Opportunity

It is estimated that more than 32.7 million surgical procedures were performed in the United States in 2006. Bleeding and blood loss are common to all surgeries and often lead to medical complications, blood transfusions, sub-optimal clinical outcomes, extended hospital stays and increased costs. Bleeding can also compromise surgeon visibility, which may impact patient outcomes and extend operative times.

We currently focus primarily on orthopaedic hip and knee reconstructions and multi-level spinal fusions, which we believe represent large and growing market opportunities driven by an active and aging population. According to Medtech Insight, it is estimated that in the United States in 2007, there were approximately 1.2 million hip and knee reconstructive procedures and 135,000 multi-level spinal fusions, which are projected to grow through 2012 at an annual rate of approximately 6% and 5%, respectively.

Physicians use a variety of methods to limit the amount of bleeding during surgery. The most common method used to manage surgical blood loss is electrocautery, which uses high-temperature coagulation to reduce bleeding. Other alternative blood loss management methods include autologous predonation of blood, surgical sealants, gels, biologics, hypotensive anesthesia, hemodilution, reinfusion of lost blood, erythropoietin (EPO), hemostatic sponges, ultrasound and pharmaceutical agents designed to reduce operative blood loss. We believe that all of these methods have different significant clinical and economic drawbacks.

Benefits From Our Solution

We have developed our Aquamantys System and other products based on our proprietary Transcollation technology platform for sealing of blood vessels and other collagen-based structures. This technology enables physicians to better manage blood loss during and after surgery, which we believe provides the following clinical and economic benefits to patients, physicians, hospitals and payors:

Benefits to Patients

Transcollation shortens operating time compared to electrocautery, the most common method used to manage surgical blood loss, which can lessen the risk of surgical infections and anesthesia-related complications. Transcollation also reduces the likelihood of the need for transfusions compared to electrocautery, which may significantly lessen the risk of post-operative complications and shorten the length of hospital stays. In addition, surgeons report that Transcollation can reduce the bruising and swelling that often result from bleeding during surgery, which may lead to improved post-operative outcomes for patients such as reduced pain, enhanced ranges of motion and faster recovery times.

Benefits to Physicians

Our Aquamantys System is designed to be intuitive and easy to use. By reducing excessive bleeding within the operative site, Transcollation may improve surgeon visibility compared to electrocautery, which can allow surgeons to operate more efficiently and effectively. Transcollation reduces blood loss compared to electrocautery, which surgeons report results in less bruising and swelling, allowing for earlier patient mobility and range of motion, which are correlated with improved patient outcomes. By reducing the likelihood of the need for blood transfusions compared to electrocautery, Transcollation may also help prevent post-operative complications, which in turn can reduce the need for extensive post-operative care and frequent physician follow-up.

Benefits to Hospitals and Payors

We believe hospitals and payors can achieve overall cost savings by using our Transcollation technology to reduce the need for transfusions, which can be very costly. Transcollation may also help hospitals improve productivity and profitability by achieving faster and more effective surgeries, improved recovery times and shorter hospital stays.

Risks Associated With Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary which you should carefully consider prior to deciding whether to invest in our common stock. Some of the more significant challenges and risks may include the following:

•	We have incurred losses since our inception and may never achieve or sustain profitability;

•	We depend on sales of one product family, our Aquamantys System, to derive a majority of our revenues;

•

We may be unable to generate demand for our products and may have to withdraw our products if future clinical data on the Aquamantys System and further long-term data on all of our products are not consistent with our existing clinical data;

•	We are dependent on third party suppliers, including a single supplier for our Aquamantys RF generator;

•	We operate in a highly competitive market and compete against companies that have greater financial resources;

•	We may not be able to achieve or manage rapid expansion of our sales and marketing organization;

•	We may become subject to product liability claims related to our products; and

•	Our intellectual property rights may not provide meaningful commercial protection for our products, and any patent litigation could harm our business.

Corporate Information

We were incorporated in Delaware in August 1999 under the name Virtuel Medical Devices, Inc. We changed our name to TissueLink Medical Inc. on March 10, 2000. On March 11, 2008, we changed our name from TissueLink Medical, Inc. to Salient Surgical Technologies, Inc. Our offices are located at One Washington Center, Suite 400, Dover, NH 03820, and our telephone number is (800) 354-2808. Our website is located at www.salientsurgical.com. The information found on, or accessible through, our website is not a part of this prospectus.

We have pending trademark applications in the United States for “SALIENT”, “AQUAMANTYS” and “TRANSCOLLATION.” All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Overallotment option	To the extent that the underwriters sell more than shares of common stock, the underwriters have the option to purchase up to an additional shares at the initial public offering price less the underwriting discount.

Use of proceeds	We expect our net proceeds from the offering to be approximately $ , assuming an initial offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated fees and expenses payable by us. We intend to use the net proceeds of this offering for sales and marketing expansion, new product development, repayment of certain indebtedness and for working capital and other general corporate purposes. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“SLNT”

The number of shares of common stock to be outstanding after this offering is based on 6,472,046 shares of common stock outstanding as of March 31, 2008. The number of shares of common stock to be outstanding after this offering does not include:

•	7,272,651 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2008 with a weighted average exercise price of $0.49 per share;

•	124,222 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2008 with a weighted average exercise price of $0.01 per share;

•

warrants for 920,797 shares of Series D Convertible Preferred Stock, convertible into warrants to purchase 1,010,575 shares of common stock upon the consummation of this offering, with a weighted average exercise price of $1.263 per share;

•

warrants for 1,613,125 shares of Series E Convertible Preferred Stock, convertible into warrants to purchase 1,613,125 shares of common stock upon the consummation of this offering, with a weighted average exercise price of $0.35 per share; and

•	3,221,050 shares of common stock reserved for future issuance under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the option to purchase additional shares of our common stock in this offering and also reflects:

•

our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will be filed immediately prior to the completion of this offering, effecting a             -to-1 reverse stock split with respect to our outstanding common stock;

•	the conversion of all our outstanding preferred stock into 77,606,495 shares of common stock upon the consummation of this offering; and

•	the conversion of warrants to purchase our preferred stock into warrants to purchase our common stock upon the consummation of this offering.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements, appearing elsewhere in this prospectus. The summary consolidated statements of operations data for the fiscal years ended December 31, 2005, 2006 and 2007, and the summary consolidated balance sheet data as of December 31, 2007, are derived from our audited consolidated financial statements, included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2007 and 2008 and the summary consolidated balance sheet data as of March 31, 2008 have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements as of March 31, 2008, and for the three months ended March 31, 2007 and 2008, have been prepared on the same basis as our annual consolidated financial statements, and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. Reclassifications have been made to our results from prior years to conform to our current presentation. Historical results are not necessarily indicative of the results to be expected in future periods.

Statements of Operations Data

(in thousands, except shares and per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Net revenue	$12,528	$16,899	$29,516	$5,993	$10,470
Cost of revenue	3,626	5,093	8,292	1,725	3,085

Gross profit	8,902	11,806	21,224	4,268	7,385
Operating expenses:
Research and development	3,219	2,407	3,044	612	686
Sales and marketing	11,316	13,864	24,476	5,614	6,910
General and administrative	2,813	3,575	4,336	1,200	1,594

Total operating expenses	17,348	19,846	31,856	7,426	9,190

Loss from operations	(8,446)	(8,040)	(10,632)	(3,158)	(1,805)

Other income (expense), net (1)	(616)	(1,480)	(4,030)	(1,723)	(1,489)

Loss before taxes	(9,062)	(9,520)	(14,662)	(4,881)	(3,294)

Income tax (benefit) provision	(29)	13	13	7	8

Net loss before cumulative effect of change in accounting principle	(9,033)	(9,533)	(14,675)	(4,888)	(3,302)
Cumulative effect of change in accounting principle	65	—	—	—	—

Net loss	$(9,098)	$(9,533)	$(14,675)	$(4,888)	$(3,302)

Net loss per common share—basic and diluted	$(6.76)	$(5.58)	$(3.45)	$(2.77)	$(0.51)

Weighted average common shares outstanding—basic and diluted	1,346,542	1,707,365	4,258,863	1,764,789	6,472,046

Pro forma net loss per common share—basic and diluted (2)			$(0.16)		$(0.03)

Pro forma weighted average common shares outstanding—basic and diluted (2)			77,652,525		84,078,541

(1)	Other income (expense), net is comprised of the following: foreign currency gain or loss, interest income, interest expense, gain or loss on change in fair value of warrant liabilities, and other income.
(2)	Unaudited pro forma net loss per common share gives effect to the conversion upon the closing of this offering of all of our then outstanding shares of preferred stock into shares of common stock at their respective conversion ratios and the conversion of our then outstanding warrants to purchase preferred stock into warrants to purchase our common stock, as if these conversions occurred at the beginning of the respective periods or their original issuance date, if later.

Balance Sheet Data

(in thousands)

	As of December 31, 2007	As of March 31, 2008
	Actual	Actual	Pro forma (1)	Pro forma As Adjusted (2)
		(Unaudited)
Cash, cash equivalents and marketable securities	$13,280	$8,410	$8,410
Working capital	10,257	9,245	9,245
Total assets	23,913	21,868	21,868
Total liabilities	20,798	21,903	17,193
Convertible preferred stock	93,863	93,863	—
Accumulated deficit	(92,510)	(95,812)	(95,812)
Total stockholders’ (deficit) equity	(90,748)	(93,898)	4,675

(1)	Pro forma information included above in the consolidated balance sheet data gives effect to the conversion upon closing of this offering of all of our then outstanding shares of preferred stock into common stock at their respective conversion ratios and the conversion of our warrants for preferred stock into warrants to purchase common stock upon closing of this offering.
(2)	Pro forma as adjusted information included above in the consolidated balance sheet data gives effect to the conversion upon closing of this offering of all of our then outstanding shares of preferred stock into common stock at their respective conversion ratios and the conversion of our warrants for preferred stock into warrants to purchase common stock upon closing of this offering and our receipt of estimated net proceeds of $ million from our sale of shares in this offering, based on the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus would increase (decrease) each of cash, cash equivalents and marketable securities, working capital and stockholders’ deficit by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business and Operations

We have incurred losses since our inception and anticipate that we will continue to incur substantial losses for the foreseeable future. We may never achieve or sustain profitability.

Since we commenced operations in 1999, we have incurred net losses primarily from costs relating to the development and commercialization of our technology. As of December 31, 2007, we had an accumulated deficit of $92.5 million and as of March 31, 2008, we had an accumulated deficit of $95.8 million. We expect to significantly increase our investment in our sales and marketing activities to drive sales growth and market penetration of our products and, therefore, we expect to incur net losses over the next several years. This business strategy may not be successful, and we may not become profitable in any future period. If we do become profitable, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis. Because we have historically had revenues insufficient to cover our expenses, we have funded our operating activities to date primarily from the sale of securities and the incurrence of debt.

We expect to derive a majority of our future revenues from sales of our Aquamantys System. If surgeons and hospitals do not continue to purchase and use our Aquamantys System and other products, our operating results will suffer.

Our success depends on the sale of our Aquamantys System, and whether physicians and hospitals view our Aquamantys System and other products as clinically effective and economically beneficial. For the year ended December 31, 2007, sales related to our Aquamantys System constituted 79% of our total revenue and we expect it will contribute an increasingly greater percentage of our total revenue over the next several years. For the three months ended March 31, 2008, sales related to our Aquamantys System constituted 88% of our total revenue. We do not have long-term contracts with any of our customers for the purchase of our products. We believe that physicians and hospitals will not purchase and use our Aquamantys System and other products unless they determine, based on experience and other factors, that controlling blood loss improves patient outcomes and reduces the cost of patient care and that our Aquamantys System and other products are an attractive alternative to other available methods. In particular, sales of our products, especially our Aquamantys System, may be limited or delayed due to:

•	the lack of experience among surgeons with our products and methods and the learning process associated with becoming proficient in the use of our products;

•

the inability to comply with U.S. and foreign regulatory requirements for the design, development, manufacturing, labeling, advertising, promotion and marketing, among other activities, of medical devices;

•	the perceived liability risks associated with the use of new technologies or procedures for managing blood loss;

•

unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us resulting from the use of our products, including the misuse of our products by physicians that are not properly trained;

•	adverse results of any on-going or future long-term clinical studies relating to the effectiveness of our Aquamantys system;

•

the cost of our Aquamantys RF generator and single-use handheld devices and the reluctance of hospital purchasing committees to invest in the Aquamantys System due to budgetary constraints or its lack of compatibility with the medical devices of other providers; and

•	the availability of alternative treatments or methods that may be perceived to be more effective, safer, faster, easier to use or less costly than our products.

Hospitals and surgeons generally take a considerable amount of time to evaluate our products before deciding to adopt and purchase them. The typical sales cycle from early engagement by our sales force to actual product sale ranges from three to six months. As a result of this long sales cycle, our products may become obsolete before they ever gain widespread market acceptance since we operate in a rapidly changing technology environment and compete with numerous medical equipment companies in marketing to physicians and for often limited hospital budgets. If we fail to convince surgeons and hospitals to adopt and purchase our products rapidly and in large quantities, we may not achieve revenue growth or generate sufficient revenues to continue our operations.

Future clinical data on the Aquamantys System and further long-term data on all of our products may not be consistent with our existing clinical data, which would adversely affect our revenues and our business and could subject us to liability.

Our clinical results with respect to our Aquamantys System are currently supported by studies based on follow up data taken from patients less than one year after surgery in retrospective, non-randomized limited studies that have not yet been published. These results may not be replicated in larger or longer term studies, wider patient populations or in studies initiated by other independent clinicians. If future clinical results are not consistent with our existing clinical data, our business could suffer. In addition, if long-term data or clinical experience with any of our products indicate that our products cause permanent tissue damage, motor impairment or other negative effects, we could be subject to significant liability. Such results would also reduce demand for our products and may cause us to recall or withdraw our products from the market or cause us to lose our marketing clearances or approvals, which would adversely affect our revenues and our business.

We currently rely on a sole supplier of manufacturing services to produce our Aquamantys RF generator. If this supplier, or the suppliers of our other products, fail to manufacture adequate quantities of our products in conformity with our quality control standards, our operating results and revenues would be negatively affected.

We currently rely on a sole supplier to manufacture our Aquamantys RF generators. This supplier is a small, privately held German company. We also rely on two contract manufacturing companies to manufacture our single-use handheld products. Our business constitutes over 75% of overall revenue generated by one of these contract manufacturing companies.

Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the FDA’s Quality System Regulations (QSRs), equipment malfunction and environmental factors, any of which could delay or impede our ability to meet demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

•	suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in the shipment of our products;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	our anticipated growth may strain our suppliers’ ability to provide for the manufacture of an increasingly large supply of our products;

•	we may have difficulty locating and qualifying alternative suppliers for our single-use handheld devices or Aquamantys RF generators;

•

our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner;

•

our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements or cause us to increase the price we pay for the purchased products. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Operations Overview—Cost of Revenues” for additional information about our suppliers and contract manufacturers; and

•	products manufactured by our suppliers may contain design or manufacturing defects that may be difficult to detect or may fail to meet our quality control specifications.

We are aware of a limited number of instances in which our Aquamantys RF generator did not complete its pre-operative start up cycle before being used on a patient. When this occurs, the system displays an error code and the system becomes inoperable. Upon a customer notifying us of such an error, we provide a replacement Aquamantys RF generator to the customer at no additional charge if the problem cannot otherwise be corrected. We can provide no assurance that the Aquamantys RF generators manufactured in the future will not experience similar problems, or that the corrective actions required to address the current error codes or future error codes will not be classified as recalls based on the risk assessment of the complaints.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to alternative methods of managing blood loss. If we lose orders or customers we may not be able to generate sufficient revenues to continue our operations.

To mitigate the risk of supply interruptions from a single-source supplier, we may decide in the future to maintain excess inventory of the products or components they supply. Managing our inventory levels affects our cash position and results of operations. An excessive amount of inventory reduces our cash available for operations and may result in excess or obsolete materials and potential write-offs of inventory. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in decreased revenues. An inability to forecast future revenues or estimated life cycles of products may result in inventory write-offs that would negatively affect our gross margins and results of operations.

We may not be able to develop and introduce new products or product enhancements in a timely and cost-effective fashion that will be accepted by the market.

We sell our products in a market that is characterized by technological change, product innovation, evolving industry standards, competing patent claims, patent litigation and intense competition. Our success will depend in part on our ability to develop and introduce new products and enhancements or modifications to our existing products, to do so before our competitors and to do so in a manner that is cost-effective and does not infringe patents of third parties to which we do not have a license. We cannot assure you that we will be able to successfully develop or market new, improved or modified products, or that any of our future products will be accepted by our current customers. Our competitors, who often have substantially greater capital resources than we do, also have product development capabilities that could be more effective than our capabilities, and their new products may get to market before our products. In addition, the products of our competitors may be more effective or less expensive than our products. The introduction of new products by our competitors may drive down our prices, reduce our margins, cause loss of our market share or render our products obsolete or noncompetitive. The success of any new product offering or enhancement or modification to an existing product will depend on several factors, including our ability to:

•	properly identify and anticipate surgeon, hospital and patient needs;

•	develop new products or enhancements in a timely manner;

•	obtain the necessary regulatory approvals for new products or product enhancements;

•	provide adequate training to potential users of new products;

•	receive adequate reimbursement approval of third-party payors such as Medicaid, Medicare and private insurers; and

•	develop an effective marketing and distribution network.

Developing products in a timely and cost-effective manner can be difficult, in particular because product designs change rapidly to adjust to patent constraints and to market preferences. As a result, we may experience delays in our product launches which may significantly impede our ability to enter or compete in a given market and may reduce the sales that we are able to generate from these products. We may experience delays in any phase of a product launch, including during research and development, regulatory clearance, manufacturing, marketing and the surgeon training process. In addition, our suppliers of products or components can suffer similar delays, which could cause delays in our product introductions. If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for these new products or enhancements, it could have a material adverse effect on our business, financial condition and results of operations.

We compete in the field of surgical blood loss management against other companies with much greater financial resources, and competition from existing or new products and procedures may reduce our market potential and cause our revenues to decline.

Our focus markets are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. We face competition from several companies that provide alternative blood loss management methods such as surgical sealants, electrocautery, hemodilution, cell salvage, reinfusion of lost blood, erythropoietin (EPO), ultrasound and hemostatic sponges, which are established methods for managing surgical blood loss and are supported by companies with greater financial resources and market presence. A number of manufacturers make products or technologies involving the use of both RF and saline, as well as bipolar and monopolar devices, for uses other than blood loss management. These companies include, but may not be limited to, Angiodynamics, Arthrocare, CONMED Medical, Covidien, Erbe, Gyrus, Integra LifeSciences, Johnson & Johnson, Resect Medical, Smith & Nephew, SurgRx and Synergetics. Some of these companies as well as others make products or technologies for blood loss management or dissection that do not involve the use of RF or saline. These products include, but may not be limited to, Covidien’s Ligasure System, Erbe’s Helix Hydro-Jet product, Haemonetics’ Cell Saver and OrthoPAT systems, Integra Life Sciences’ CUSA Ultrasonic Surgical Aspiration System, and Johnson & Johnson’s Harmonic products.

Our products face competition from alternative procedures which use different kinds of medical devices or techniques that we do not currently develop, promote or sell. Many of the companies that provide these competitive devices have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, products and procedures that are less expensive and take less time to perform, broader blood loss reduction product offerings, larger research and development staffs, larger facilities, established reputations with our target customers and worldwide distribution channels that are more developed and effective than ours. Because of the size of the surgical blood loss management market opportunity, our competitors could elect to devote significant resources to developing directly competing products for the management of bleeding during surgery in our focus markets. Competitors may develop technologies and products that are safer, more effective, easier to use, less expensive or more readily accepted than ours. Their products could cause us to experience price pressure or make our technology and products obsolete or noncompetitive. These companies may also be able to achieve more efficient manufacturing and distribution operations than we can and may offer lower prices than we will be able to offer. Any of these competitive factors could adversely impact our business, revenues and results of operations.

If we fail to properly manage the rapid growth and expansion of our sales and marketing organization, and fail to properly execute on our ambitious sales and marketing plans, our business will suffer.

We are currently pursuing a rapid growth strategy with respect to increasing the number of surgeons and hospitals using our products and the number of states in which we have sales representatives selling our products. Such growth will place significant demands on our managerial, operational and financial resources and systems. Specifically, we intend to significantly increase the size of our direct sales and marketing organization in the United States, and to more efficiently utilize our expanded sales force to increase sales coverage for our products. Expanding our sales and marketing organization nationally in the United States is the key to our growth. In addition, we are in the initial stages of building a direct sales organization in the United Kingdom. Expanding a sales and marketing organization on this scale will be expensive, and there is a significant risk that we will not be able to realize an adequate return on this investment within the near term. We have limited experience in sales and marketing of our products, and are pursuing a strategy of building and greatly expanding our own internal sales and marketing organization to sell our products. We are attempting to do so on our own without collaborating with a large corporate partner that has an established sales and marketing organization with greater experience and resources than we currently possess. There are significant risks involved in building and rapidly expanding our own sales and marketing organization, including:

•

failure to hire and retain sales representatives who are qualified and able to effectively sell new, pioneering medical devices such as our Aquamantys System and our other products to surgeons and hospitals;

•	failure to hire and retain qualified regional sales managers with the experience and skills necessary to effectively motivate and manage our sales force;

•	failure to build the proper infrastructure to support an expanding sales organization in the United States and a developing sales organization in the United Kingdom;

•	failure to adequately train our sales representatives in the use and benefits of our products; and

•	failure to formulate and implement effective sales and marketing strategies and programs.

If we become subject to product liability claims, we may be required to spend significant time and money in litigation or engage in product recalls, or otherwise pay significant damages that may exceed our insurance coverage.

The manufacture and sale of our products may expose us to product liability claims and product recalls, including those which may arise from the misuse or malfunction of, or design flaws in, our products, or use of our products with components not manufactured by us. Use of our devices may result in a variety of complications, some of which are potentially serious. Complications related to our products may arise from overtreatment of tissue, burns related to the unsuccessful dissipation of the energy generated from our products and other causes.

Successful results using our devices are dependent upon physician technique. Although we inform physicians of the risks associated with failing to follow proper technique, we cannot assure you that these efforts will prevent complications or injury. Without any recommendation from us, a surgeon may choose to use one of our devices in an application that we have not tested and which may result in harm to a patient or a member of the operating room staff.

We carry product liability insurance which is limited in scope and amount and may not be adequate to fully protect us against product liability claims. We could be required to pay damages that exceed our insurance coverage. Any product liability claim, with or without merit, could result in an increase in our product liability insurance rates or our inability to secure coverage on reasonable terms, if at all. Even in the absence of a claim, our insurance rates may rise in the future to a point where we decide not to carry this insurance. Even a meritless or unsuccessful product liability claim would be time-consuming and expensive to defend and could result in negative publicity and the diversion of our management’s attention from our business. Any of these events could negatively affect our business, results of operations and financial condition.

Hospitals generally do not receive separate reimbursement for the use of our products from governmental and other third party payors, which could harm our domestic sales and revenues.

Procedures using our products in the United States are generally reimbursed based on fixed payment methodologies. Medicare, for example, pays hospitals a prospectively determined amount for inpatient services under the Medicare hospital inpatient prospective payment system (IPPS). The payment amount for a patient’s stay is determined by the patient’s condition, other patient data and procedures performed during the inpatient stay using a classification system known as diagnosis-related groups, or DRGs. As of October 1, 2007, the Centers for Medicare and Medicaid Services, or CMS, implemented a revised version of the DRG system that uses 745 Medicare Severity DRGs, or MS-DRGs, instead of the approximately 540 DRGs Medicare previously used. The MS-DRGs are intended to account more accurately for the patient’s severity of illness when assigning each patient’s stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient’s stay is assigned, regardless of the actual cost to the hospital of furnishing services to the patient. Accordingly, hospitals do not receive separate Medicare reimbursement under IPPS for the specific costs incurred in purchasing our products. Rather, reimbursement for these costs is deemed to be included within the MS-DRG-based payments made to hospitals for the services furnished to Medicare-eligible inpatients in which our products are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which our product is used. Many other private health insurance plans and Medicaid plans also use a DRG system or a per diem payment system in which the payment amount is fixed in advance and does not vary based on the services furnished to the particular patient, and other private health insurance plans pay hospitals a negotiated percentage of the hospital’s charges for each patient.

We do not know the extent to which hospitals would consider third-party reimbursement levels adequate to cover the cost of our products. Failure by hospitals to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing or using our products and limit our sales growth. In addition, Medicare and other insurance payments may be revised in a manner adverse to our business and may decline over time, which could deter hospitals from purchasing or using our products. If hospitals are unable to justify the costs of our products or are not adequately compensated for procedures in which our products are utilized, they may refuse to purchase or use them, which would significantly harm our business.

Third-party payors that do not pay a fixed amount but instead pay based on a percentage of the hospital’s charges (or that adopt another payment methodology in which a separate payment is made for our products) may deny reimbursement for our products if the payor determines that our products are unnecessary, inappropriate, or not cost-effective. Cost control measures adopted by third-party payors may have a significant effect on the number of surgeries performed using our products or on the levels of reimbursement. Coverage and reimbursement for medical technology can differ significantly from payor to payor. There also can be no assurance that current levels of reimbursement will not be decreased or eliminated in the future, or that future legislation, regulation, or reimbursement policies of third-party payors will not otherwise adversely affect the demand for our products or our ability to sell products on a profitable basis.

In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines. There can be no assurance that reimbursements will be available for our products or, if available, that third-party payors’ reimbursement policies will not adversely affect our ability to sell our products.

We sell our products internationally and are subject to various risks relating to such international activities which could harm our international sales and revenues.

We sell our products in select international markets through third-party distributors over whom we have limited control. If these distributors fail to adequately market our products, our international sales could decline or fail to grow. If we or any of our distributors terminate our existing distribution agreements, finding companies to replace them could be an expensive and time-consuming process and sales could decrease during any transition period.

For the three months ended March 31, 2008 and the year ended December 31, 2007, 8% and 9% of our net revenues, respectively, were attributable to international markets. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our international sales are currently denominated in United States dollars, if the value of the United States dollar increases relative to foreign currencies, our products could become more costly to an international consumer and, therefore, less competitive in international markets, which could affect our revenues.

In addition, engaging in international business inherently involves a number of other difficulties and risks, including:

•	costly and lengthy export restrictions and controls relating to technology;

•	cost and difficulty of complying with foreign regulatory regimes and industry standards;

•	the lack of availability and reduced level of reimbursement within prevailing foreign health care payment systems;

•	pricing pressure that we may experience internationally;

•	required compliance with existing and changing foreign regulations and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulty enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulty and cost of staffing and managing foreign operations; and

•	difficulty enforcing intellectual property rights.

Each of these risks may increase our costs, lengthen our sales cycle and require significant management attention. Although only a small percentage of our total sales are currently derived from international markets, this percentage may increase in the future, which would increase our exposure to each of these risks.

Our monopolar products are intended to be used with other manufacturers’ RF generators and patient return electrodes. If one or more of the manufacturers of these RF generators or return electrodes chooses to prohibit the use of their products with our products, our business could suffer.

All of our monopolar devices require that they be plugged into an RF generator to provide the RF energy to produce the desired tissue effect. Use of an RF generator in the monopolar mode requires that a large adhesive-backed electrode pad be attached to the patient and plugged into the RF generator. If an RF generator manufacturer or electrode pad manufacturer contraindicates use of its products with our products, sales of our products to hospitals that own these RF generators and pads could be adversely affected and we could be subject to regulatory enforcement by the FDA if we continue to market our products for use with the contraindicated products.

The sales of monopolar devices have decreased as a percentage of our total sales since the launch of the Aquamantys System. Sales of monopolar devices constituted 43% of our total sales for the year ended December 31, 2005, 31% of our total sales for the year ended December 31, 2006, and 17% of our total sales for the year ended December 31, 2007. Sales of monopolar devices constituted 21% of our total sales for the quarter ended March 31, 2007 and 11% of our total sales for the quarter ended March 31, 2008. Due to the focus of our marketing efforts on the Aquamantys System, we expect the percentage of our total sales attributable to monopolar devices to continue to decrease in the future.

The actions of our sales representatives during surgical procedures may subject us to liability.

Our sales representatives are often present in the operating room during surgical procedures, either as observers or to provide technical information to the surgeon regarding the operation of our products. Such interactions with the operating surgeon during surgery may subject us and our sales representatives to potential civil liability, such as a claim for negligence by a patient against us and our sales representative. In an attempt to reduce this risk, we instruct our sales representatives not to have direct or indirect contact with a patient during a procedure and to refrain from handling our products, or any other surgical instrument, during a procedure. There can be no assurance, however, that the standard procedures we have implemented will eliminate such actions by our sales representatives during surgery.

We depend on key employees in a competitive market for skilled personnel and, without additional employees, we cannot grow or achieve profitability.

We are highly dependent on our President and Chief Executive Officer, Joseph Army, and the other principal members of our senior management, including the managers of our finance, sales and marketing, regulatory, quality, operations and research and development activities. Due to the specialized knowledge each of our members of senior management possesses with respect to our technology and operations, the loss of service of one or more of these individuals could significantly and adversely affect our ability to operate and manage our business. We do not have any insurance in the event of the death or disability of any of these key personnel. All of our executive officers may terminate their employment without notice and without cause or good reason. We are currently not aware that any executive officer is planning to leave or retire.

In addition, to succeed in the implementation of our business plan, our management team must execute our sales strategy, achieve market acceptance for our Transcollation technology and further develop products, while managing anticipated growth by implementing effective planning, manufacturing and operating processes. Managing this growth will require us to attract and retain additional management and technical personnel.

We rely on direct sales employees to sell our products in the United States and the United Kingdom and primarily on exclusive distributors in markets outside of the United States and the United Kingdom. We are focused on increasing the size and effectiveness of our sales force, marketing activities, sales management team and corporate infrastructure. We intend to significantly increase the size of our current direct sales and marketing organization in the United States and to more efficiently leverage our expanded sales force to increase sales coverage for our products. In addition, we are in the initial stages of building a direct sales organization in the United Kingdom. We cannot assure you that we will be able to attract and retain the additional personnel necessary to grow and expand our business and operations. In addition, any failure to adequately train our employees in the use and benefits of our products will prevent us from achieving our market share and revenue growth goals. If we fail to identify, attract, retain and motivate these highly skilled personnel, we will be unable to achieve the growth in revenues necessary to support our expanded sales and marketing organization, which would harm the quality of our products, our relationships with physicians and hospitals and our reputation. This would have a material adverse effect on our business, financial condition and results of operations.

Because the environment for qualified personnel in all areas of our operations is extremely competitive, costs related to compensation may increase significantly. If we are unable to attract and retain the personnel we need to support and grow our business, our business will suffer.

Risks Related to our Industry and Regulatory Compliance

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other civil or criminal penalties.

Our products are classified under the Federal Food, Drug and Cosmetic Act and similar foreign laws as medical devices. Medical devices are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, and numerous other federal, state and foreign governmental authorities. The FDA regulations specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing;

•	clinical trials in humans;

•	electronic product safety;

•	labeling;

•	storage;

•	marketing;

•	pre-market clearance or approval;

•	record keeping procedures;

•	advertising and promotion;

•	post-market surveillance and reporting of deaths, serious injuries or malfunctions; and

•	export.

The manufacturing and distribution processes used to produce and market our products are required to comply with the FDA’s QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces the QSR through periodic unannounced inspections. If we or the facilities used to manufacture our products fail an FDA inspection, our operations could be disrupted and the supply of our products interrupted. Failure to take adequate and timely corrective action in response to an adverse inspection could force us to stop shipment or distribution or require us to conduct a product recall.

Compliance with these regulations can be complex, expensive and time-consuming. Our failure, or our suppliers’ failure, to comply with such regulations could lead to the issuance of a warning letter or untitled letter, the imposition of injunctions, suspensions or loss of regulatory clearances or approvals, product recalls, orders for repair, replacement or refund, customer notifications, termination of distribution, product seizures or civil penalties. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities or those of our suppliers are possible. If we are required to shut down manufacturing operations or recall any of our products, we may not be able to provide our customers with the quantity of products they require, and we could lose customers and suffer reduced revenue. If we are unable to obtain sufficient quantities of high quality products to meet customer demand on a timely basis, we could lose customers, our growth may be limited and our business could be harmed.

Our products are regulated in the European Union as medical devices per the European Union Directive (93/42/EEC), also known as the Medical Device Directive. An authorized third party, the Notified Body, must approve our products for sale in the European Union, a process known as CE marking. We cannot assure you that we will be able to obtain the CE mark approval for new products in the future. The CE mark is contingent upon our continued compliance with the applicable regulations and the requirements for quality management systems specific in ISO 13485:2003, which is an international quality system standard designed for medical devices.

We are also subject to medical device reporting regulations, or MDRs, that require us to report to the FDA if our products cause or contribute to a death or serious injury or if they malfunction and, if the malfunction were to recur, it would likely cause or contribute to a death or a serious injury. As of March 31, 2008, we have submitted 18 medical device reporting events and conducted two voluntary product recalls. In December 2007, the FDA requested additional information on three MDR reports we submitted in 2006 and 2007 involving accidental burns to patients. We submitted a response to the FDA and have not received any further follow-up regarding these MDRs. However, we cannot assure you that the FDA will not request additional information about these MDRs in the future.

Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the above sanctions. In addition, the identification of serious safety risks could result in product recall or withdrawal of our clearance or approval. The imposition of any one or more of these penalties could have a negative effect on our production, revenues and results of operations.

The majority of our products carry the CE Mark and the Medical Device Directives require that we report to the appropriate Competent Authority any malfunction or deterioration in the characteristics and/or performance of a device, as well as any inadequacy in the labeling or instructions for use which, directly or indirectly, might lead to or might have led to the death of a patient, user or other person or to a serious deterioration in their state of health. As of March 31, 2008, we have submitted nine reportable events to a Competent Authority in the European Union, and all related files have been closed without further action required by us.

Our monopolar products are licensed in Japan, which has similar notification requirements for reportable events. As of March 31, 2008, five reportable events have been submitted in Japan for review. There are currently no open communications with the relevant authority in Japan relating to those reportable events.

Our third-party component manufacturers may also be subject to the same sanctions and, as a result, may be unable to supply components for our products. Any failure to retain governmental clearances or approvals that we currently hold or to obtain additional similar clearances or approvals could prevent us from successfully marketing our products and technology and could harm our operating results. Furthermore, changes in the applicable governmental regulations could prevent further commercialization of our products and technologies and could harm our business.

We must comply with various state and federal anti-kickback, false claims and similar laws, the breach of which could cause a material adverse effect on our business, financial condition and results of operations.

Our relationships with surgeons, hospitals and the marketers of our products are subject to scrutiny under various state and federal anti-kickback, false claims and similar laws, often referred to collectively as health care fraud and abuse laws. We have a variety of such financial relationships with surgeons, such as consulting arrangements, and with our hospital customers, such as leasing and discount programs for our Aquamantys System. Health care fraud and abuse laws are complex, and even minor, inadvertent violations can potentially give rise to claims that the relevant law has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. We cannot assure you that any of the health care fraud and abuse laws will not change or be interpreted in the future in a manner which restricts or adversely affects our business activities or our relationships with surgeons, hospitals and marketers of our products. Moreover, the relationships between medical device companies and surgeons have come under increasing scrutiny by the federal government, with recent enforcement actions by the Department of Justice and the Office of Inspector General of the Department of Health and Human Services as well as Congressional hearings on the issue.

Federal anti-kickback laws and regulations prohibit any knowing and willful offer, payment, solicitation or receipt of any form of remuneration by an individual or entity in return for, or to induce purchasing, leasing, ordering or arranging for any service or product for which payment may be made by a federal government-sponsored health care program.

Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Certain states in which we market our products have similar anti-kickback laws, imposing substantial penalties for violations.

While the relationships between us and our hospital customers, the surgeons who use our products, and other third parties were structured with the intention of complying with all applicable laws, including applicable anti-kickback laws, it is possible that these laws may change or regulatory agencies may change their enforcement strategies or their interpretations of these laws and view these relationships as prohibited arrangements that must be restructured or for which we could be subject to other significant penalties. We would be materially impacted if regulatory agencies interpret our financial relationships with hospital customers or certain surgeons who use our products to be in violation of applicable laws and we were unable to achieve compliance with applicable laws. This could subject us to reputational damage and monetary penalties for non-compliance, the cost of which could be substantial.

We must comply with a variety of other laws, such as laws prohibiting false claims for reimbursement under Medicare and Medicaid, which can also be triggered by violations of federal anti-kickback laws; the Healthcare Insurance Portability and Accounting Act of 1996, which makes it a federal crime to commit health care fraud and make false statements; and the Federal Trade Commission Act and similar laws regulating advertisement and consumer protections. In certain cases, federal and state authorities pursue actions for false claims on the basis that manufacturers and distributors are promoting unapproved or off-label uses of their products. Pursuant to FDA regulations, we can only market our products for cleared or approved indications.

The scope and enforcement of these laws is uncertain and subject to rapid change, especially in light of the lack of applicable precedent and regulations. There can be no assurance that federal or state regulatory authorities will not challenge our current or future activities under these laws. Any such challenge could have a material adverse effect on our business, financial condition and results of operations. Any state or federal regulatory review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether or not retroactive.

Products we intend to sell to foreign markets must comply with country specific regulations which may include obtaining electrical safety approval to market our applicable products under development.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer than that required for FDA approval or clearance, and requirements for foreign licensing may differ from FDA requirements. In addition, because physicians who work in countries where the government provides and controls health care may be considered government officials in some circumstances, we may be subject to the Foreign Corrupt Practices Act (FCPA), a United States law that bars certain interactions with foreign government officials. We believe we have structured our relationships with foreign physicians to comply with the FCPA, but given the complexity and the ambiguity surrounding this area of the law, we cannot assure you that the Department of Justice will not scrutinize those relationships in the future under the FCPA.

Our products also require electrical safety testing, and in some cases, electromagnetic compatibility testing, as either a product registration or to gain market acceptance. The electrical safety testing and electromagnetic compatibility testing requirements may change and require us to redesign and retest our products. The complexity, timeframes and costs associated with potential redesign and retesting are unknown.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

Although surgeons are permitted to use medical devices for indications other than those cleared or approved by the FDA based on their medical judgment referred to as off-label uses, we are prohibited from promoting products for such off-label uses. We market our products and provide promotional materials and training programs to surgeons regarding the use of our products. Although we believe our marketing, promotional materials and training programs for surgeons do not constitute promotion of unapproved uses of our products the FDA may disagree. If the FDA determines that our promotional materials or training constitutes promotion of our products for a use not covered by our FDA clearances, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they believe that the alleged improper promotion led to the submission and payment of claims for an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Product sales or introductions may be delayed or canceled as a result of the FDA regulatory process, which could cause our sales or revenues to decline.

The process of obtaining and maintaining regulatory approvals and clearances to market a medical device from the FDA and similar regulatory authorities abroad can be costly and time consuming, and we cannot assure you that such approvals and clearances will be granted. Pursuant to FDA regulations, unless exempt, the FDA permits commercial distribution of a new medical device only after the device has received clearance under section 510(k) of the Federal Food, Drug and Cosmetic Act or is the subject of an approved pre-market approval application. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to a device legally on the market known as a predicate device with respect to intended use, technology, safety and effectiveness. Clinical data is sometimes required to support substantial equivalence. The pre-market approval application process is typically more costly, lengthy and uncertain than the 510(k) process, and must be supported by extensive data, including data from clinical trials. We cannot assure you that any new products, or any product enhancements that we develop, will be permitted to utilize the shorter 510(k) clearance process. Significant delays in the introduction of any new products or product enhancements may occur, if such products or product enhancements are marketed at all. We cannot assure you that the FDA will not require a new product or product enhancement to go through the lengthy and expensive pre-market approval application process. We cannot guarantee that we will receive clearance or approval of any new products or product enhancements in a timely manner or at all.

Delays or failure to obtain regulatory clearances and approvals may:

•	delay or eliminate commercialization of products we develop;

•	require us to seek clearance through the more rigorous pre-market approval process, a process in which we do not have substantial institutional experience;

•	require us to perform costly clinical studies;

•	diminish any competitive advantages that we may attain; and

•	reduce our ability to generate revenues.

Although we have obtained 510(k) clearance from the FDA to market our products, the FDA reserves broad discretion to withdraw product clearances based, among other things, on post-market safety data, and we cannot assure you that the clearance of our products will not be withdrawn or that we will not be required to obtain new clearances or approvals for modifications or improvements to our products.

Existing and future modifications to our products may require new marketing clearances or approvals or require us to cease marketing or recall the modified products until such clearance or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a pre-market approval application. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. We have made modifications to elements of our products for which we have not sought additional 510(k) clearance. The FDA may not agree with our decisions regarding whether new clearances or approvals are required. If the FDA disagrees with us, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, revenues and future growth prospects.

Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our research and development programs and our manufacturing operations involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or failure to comply with environmental laws, we could be held liable for resulting damages, and any such liability could exceed our insurance coverage.

We may face significant uncertainty in the industry due to government health care reform.

Political, economic and regulatory influences are subjecting the health care industry to fundamental changes. Reforms under consideration in the United States include strengthening the enforcement powers of the FDA, mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups and significant modifications to the health care delivery system. We anticipate that Congress and certain state legislatures will continue to review and assess alternative health care delivery systems and payment methods. Public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us.

Risks Related to Intellectual Property

If a problem arises with our license agreement with Medtronic, our business could suffer.

The intellectual property covering our products includes intellectual property that has been licensed from Medtronic. See “Business – Intellectual Property – Medtronic License Agreement.” Among other things, we are obligated to pay royalties to Medtronic based on the sales of our products. If we fail to comply with this license agreement, we could lose our license and may not be able to manufacture and sell our products without infringing Medtronic’s intellectual property. Medtronic currently owns more than 8% of our securities and has a right, pursuant to the license agreement and our amended and restated certificate of incorporation, to designate one of our directors. As a result, Medtronic has influence over matters requiring approval by our directors and stockholders, including matters related to the enforcement of our license agreement with Medtronic. Medtronic’s right to designate one of our directors will terminate immediately prior to the consummation of this offering.

Our license agreement with Medtronic gives us a license to a list of patents and also sets limitations on fields of use for those patents that are defined by anatomical location. However, we cannot prevent a surgeon from using one of our products in a field of use that is not authorized under the license agreement. If we or any of our sublicensees, including such surgeons, use one of our products in a field of use not authorized under the license agreement and such breach is not timely cured, Medtronic has the right to terminate the license agreement. To date, neither Medtronic nor any other party has claimed that we have breached the license agreement or violated their intellectual property rights in relation to unlicensed anatomical locations; however, it is possible that such a claim may arise in the future.

Under the license agreement, Medtronic has a right of first refusal to prosecute claims that third parties have infringed the underlying intellectual property and will retain a majority of the proceeds from any such successful prosecution. If Medtronic does not exercise its right of first refusal, we may prosecute such infringement claims, but must provide Medtronic with a portion of any proceeds.

We have rights to develop wet electrode products for use in the spine, brain, head and neck surgical spaces that are co-exclusive with Medtronic, meaning that Medtronic may independently develop wet electrode devices for these fields of use. Also, our license to make, use and sell interstitial needle products is co-exclusive with Medtronic. Medtronic has no obligation under the license agreement to notify us if it begins to develop or sell competing devices in these fields of use, and due to the larger size and more established reputation of Medtronic, we may not be able to compete effectively with Medtronic. Our license to make, use or sell RF generators is non-exclusive and does not grant back to Medtronic any rights to any intellectual property we have developed or acquired.

Pursuant to amendments to our license agreement, Medtronic has agreed to allow us to satisfy our payment of royalty obligations in the years 2004 through 2008 in the form of promissory notes and warrants. We will be required to pay off our Medtronic promissory notes in full upon the closing of this offering. Starting in 2009, we will be obligated to pay royalties to Medtronic in cash.

The rights we are afforded from the Medtronic intellectual property and our own intellectual property may not provide meaningful legal protection for our business, which could enable third parties to market competitive products which could reduce our ability to compete.

We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our business interests and/or proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or business, including permitting us to gain or keep any competitive advantage. Our patent applications, as well as any patent applications licensed from Medtronic, may not issue as patents having claims that will be advantageous to us, and may not issue at all. Our patents, as well as any patents licensed from Medtronic, may be challenged, invalidated, unenforceable or circumvented and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage, all of which could limit our ability to stop competitors from marketing competitive products. Further, we cannot assure you that competitors will not infringe our patents or the patents licensed from Medtronic, and we cannot assure you that either we or Medtronic will have adequate resources to enforce those patents.

Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to market competing products by designing around any patents we obtain, or the patents licensed from Medtronic, or challenge the validity or enforceability of such patents. Furthermore, although we have entered into confidentiality agreements and invention agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Outside of the United States, we seek patent protection for certain inventions in certain countries of the European Union and Japan, two substantial markets for our products where we believe the benefits of seeking patent protection outweigh the costs. In general, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Foreign countries generally do not allow patents to cover methods for performing surgical procedures. If our intellectual property does not provide significant protection against competition, our competitors could compete more directly with us, which could result in a decrease in our market share. All of these factors may significantly harm our competitive position.

We also rely on our trademarks, trade names and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

The medical device industry in general is characterized by extensive patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and/or require us to discontinue selling our products.

The medical device industry is characterized by extensive litigation over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. A third party may assert that our products, systems and methods of use thereof infringe its United States or foreign patents. This risk is exacerbated by the fact that there are numerous issued patents and pending patent applications relating to the use of RF energy in the medical technology field. For example, we are aware of at least one company that has a very significant patent portfolio consisting of hundreds of patents directed to monopolar and bipolar RF electrosurgical devices and methods used with electrically conductive fluids, particularly saline. We are aware that this company has asserted several of these issued patents against other third parties, and in one case has successfully obtained a judgment that certain claims of the asserted patents were valid and infringed and was awarded substantial damages and an injunction that required the infringing party to stop selling its infringing products and remove them from the market. The judgment of validity and infringement was upheld on appeal. There can be no assurance that this company will not assert one or more of its patents against us in litigation, or that we would be successful in defending ourselves in any such litigation.

While we have never received a notice of patent infringement from a third party and are not aware of any third party patents that we believe are valid, enforceable and infringed by us, a third party may have such a patent that a judge or jury determines we are infringing and may therefore grant damages and/or injunctive relief against us. Furthermore, because patent applications can be, in many circumstances, maintained in secrecy for a period of time after they are filed, there may be patent applications that we are unaware of which are now pending, which may later result in patents having claims that our products infringe. As the number of issued patents and the number of competitors marketing products similar to our products grow, the possibility of patent infringement by us or a patent infringement claim against us increases.

Any litigation or claim against us for infringement of a third party patent could, regardless of merit, cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Such an infringement suit could also force us to stop or delay research, development, manufacturing, or sales of the product(s) or product candidate(s) that is the subject of the suit. If any such third party patent was upheld as valid and enforceable, and if we were found to infringe that patent, we could be liable for substantial past damages (including treble damages if the infringement is found to be willful), and we could be prevented from selling our products unless we can obtain a license to use the inventions covered by such patent or are able to redesign our products to avoid infringement. A license may not be available on terms acceptable to us or at all, and we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time- consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer. In addition, our patents, as well as the patents licensed from Medtronic, may be subject to various invalidity and unenforceability attacks, which might invalidate or limit the scope of the protection that these patents afford. It is possible that any of the above could have a material adverse effect on the market price of our common stock, and that you could lose a substantial portion of your investment. Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could also result in substantial costs and harm to our reputation. Such claims and proceedings could also distract and divert management and key personnel from other tasks important to the success of the business.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Some of our employees were previously employed at other medical device companies. Although there are no claims currently pending against us, we may be subject to future claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research or sales personnel or their work product could hamper or prevent our ability to improve our products or sell our existing products, which would harm our business.

We recently changed our name, and it could become subject to claims of trade name or trademark infringement and litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and/or require us to discontinue using our name.

We changed our name to Salient Surgical Technologies, Inc. on March 11, 2008, and intend to use both this trade name, and possibly “Salient Surgical” or “Salient,” when dealing with the public in the future. Although we do not believe that our new trade name, or any associated use of the name as a trademark, infringes a trade name or trademark of a third party, a third party may assert that our name, and an associated use of the name as a trademark, infringes their trade name and/or trademark. Any litigation or claim against us for infringement of a trade name or trademark of a third party may cause us to incur substantial costs, place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. If we were found to infringe a trade name or trademark of a third party, we may be unable to sell our products until the trade name or trademark is removed from our products, and our business could suffer from the resulting disruption.

Risks Related to this Offering

An active, liquid and orderly market for our common stock may not develop.

Prior to this offering there has been no market for shares of our common stock. An active trading market for our common stock may never develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of acquisitions, business plans or commercial relationships;

•	threatened or actual litigation;

•	changes in laws or regulations relating to the sale of medical devices;

•	any major change in our board of directors or management;
•	publication of research reports or news stories about us, our competitors or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for medical device-related companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Future sales of shares of our common stock by us or our existing stockholders could depress the market price of our common stock.

The market price of our common stock may decline if we or our stockholders sell shares of our common stock after this offering. Our amended and restated certificate of incorporation will authorize us to issue              shares of common stock, of which              shares will be outstanding upon consummation of this offering. This number includes shares that we are selling in this offering (or              shares, if the underwriters exercise their option to purchase additional shares from us in full) and that will be freely tradable immediately after this offering (except for shares purchased by affiliates). The remaining              shares may be sold upon the expiration of lock-up agreements between our current stockholders and the underwriters 180 days after the date of this offering (which period could be extended by the underwriters for an additional 34 days under certain circumstances) under Rule 144 and Rule 701 of the Securities Act, subject in some cases to volume limitations. In addition, as of March 31, 2008, we had outstanding options to purchase 7,272,651 shares of common stock and, upon consummation of this offering, we will have outstanding warrants to purchase              shares of common stock, that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares, options and warrants are held by a small number of persons and investment funds. Sales by these stockholders or optionholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of              shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our 1999 Plan and 2003 Plan. Upon the completion of this offering, an aggregate of              shares of our common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At an assumed initial public offering price of $            , the mid-point of the range set forth on the cover of this prospectus, and with net proceeds of $              million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering will have contributed approximately     % of the total amount of

funding we have received to date, but will only hold approximately     % of the total voting rights. The dilution will be $              per share in the net tangible book value of the common stock from the assumed initial public offering price. In addition, if outstanding options to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors, executive officers and their affiliated entities will beneficially own more than              percent of our outstanding common stock. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and by-laws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

As a public company, we will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

As a public company, recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the United States Securities and Exchange Commission, or SEC, and by The NASDAQ Global Market, will result in increased costs to us. These laws and regulations will also make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We cannot estimate the amount or timing of additional costs we may incur as a result of these laws and regulations.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for our fiscal year ending December 31, 2009 and subsequent years. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934 to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of December 31, 2009 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, The NASDAQ Global Market or other regulatory authorities.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	staggered terms for the members of our board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our by-laws;

•	and the ability of our board of directors to designate one or more series of preferred stock and issue preferred stock without stockholder approval.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, our board of directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval. Also, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying each of our forward-looking statements are reasonable, these expectations may prove to be incorrect. All of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may undertake. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY DATA

The market data and other statistical information used throughout this prospectus are based on government publications, clinical studies and other independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal data, as well as the sources referenced herein. Although we believe these sources are reliable, we have not independently verified the information.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the              shares of common stock in this offering will be approximately $              million at an assumed initial public offering price of $              per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our net proceeds from this offering by $            , assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently anticipate that we will use the net proceeds of this offering, together with our cash, cash equivalents and marketable securities, which totaled approximately $8.4 million as of March 31, 2008, and $13.3 million as of December 31, 2007, to fund our sales and marketing expansion, new product development, for repayment of certain indebtedness and for working capital and other general corporate purposes. We anticipate that we will invest approximately $5.0 million to expand our sales and marketing efforts and approximately $5.0 million in new product development initiatives. We will use approximately $2.0 million in net proceeds from this offering to pay off our Medtronic promissory notes in full. The Medtronic promissory notes bear interest at an annual rate of 11.75% and are due in full on March 31, 2009. As described more fully in Note 9 to our audited financial statements, included elsewhere in this prospectus, and in “Business – Intellectual Property – Medtronics License Agreement,” we issue promissory notes and grant warrants to Medtronic in settlement of our quarterly royalty fee obligation. The outstanding amount under these notes was approximately $2.0 million at March 31, 2008. In addition, we will make principal payments to GE on our new debt facility of approximately $1.0 million over the next 12 months. The new debt facility bears interest at an annual rate of 10.65% and is due in full on March 31, 2011. As more fully described in Note 17 to our audited financial statements, included elsewhere in this prospectus, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Sources of Liquidity,” proceeds from this additional debt offering were utilized to repay existing term debt. The remainder of the net proceeds of this offering, together with our cash, cash equivalents and marketable securities will be used for working capital and general corporate purposes.

The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including future sales growth, if any, the amount of cash we generate from future operations, the actual expenses of operating our business, opportunities that may be or become available to us and the other factors described under “Risk Factors.” In addition, we will retain broad discretion in the allocation of the net proceeds of this offering. Should we determine to employ cash resources for the acquisition of complementary businesses, products or technologies, the amounts available for the purposes cited above may be significantly reduced. Although we evaluate strategic investments or potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition or investment at this time.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return, if any.

This anticipated use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Generally, any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant. In addition, the terms of the agreements governing the outstanding indebtedness and any series of preferred stock we may issue in the future may limit our ability to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008:

•	on an actual basis;

•	on a pro forma basis to reflect;

•	the conversion of all of our outstanding preferred stock into 77,606,495 shares of our common stock;

•	the conversion of all of our outstanding warrants to acquire shares of our preferred stock into warrants to acquire shares of our common stock; and

•	on a pro forma as adjusted basis to reflect:

•	the conversion of all of our outstanding preferred stock into 77,606,495 shares of our common stock;

•	the conversion of all of our outstanding warrants to acquire shares of our preferred stock into warrants to acquire shares of our common stock; and

•

the receipt by us of net proceeds of $              million from the sale of the              shares of common stock offered by us in this offering at an assumed public offering price of $              per share, the midpoint of the range set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	As of March 31, 2008
	Actual	Pro forma	Pro forma As Adjusted
	(in thousands, except share data)
	(Unaudited)
Long-term debt, including current portion	$10,957	$10,957
Total redeemable convertible preferred stock	$93,863	$—

Stockholders’ deficit
Common stock, $0.01 par value; 180,000,000 shares authorized, 6,472,046 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; issued and outstanding, pro forma as adjusted	$65	$841
Additional paid-in capital	1,832	99,629
Accumulated deficit	(95,812)	(95,812)
Accumulated other comprehensive income	17	17

Total stockholders’ equity (deficit)	$(93,898)	$4,675

Total capitalization	$10,922	$15,632

The outstanding share information in the table above excludes the following, as of March 31, 2008:

•	7,272,651 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $0.49 per share;

•	124,222 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $0.01 per share;

•

warrants for 920,797 shares of Series D Convertible Preferred Stock, convertible into warrants to purchase 1,010,575 shares of common stock upon consummation of this offering, with a weighted average exercise price of $1.263 per share;

•

warrants for 1,613,125 shares of Series E Convertible Preferred Stock, convertible into warrants to purchase 1,613,125 shares of common stock with a weighted average exercise price of $0.35 per share; and

•	3,221,050 shares of common stock reserved for future issuance under our equity incentive plans.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock.

The net tangible book value of our common stock as of March 31, 2008 was ($93.9) million or ($14.51) per share. Net tangible book value per share represents the amount of stockholders’ deficit divided by shares of common stock outstanding at that date. The pro forma net tangible book value of our common stock as of March 31, 2008 was $4.7 million or approximately $0.06 per share excluding proceeds from this offering. Pro forma net tangible book value gives effect to the conversion of all shares of outstanding preferred stock into shares of common stock and the conversion of all outstanding warrants to acquire preferred stock into warrants to acquire common stock upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $              per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2008 would have been $              per share. This represents an immediate increase in net tangible book value of $              per share to existing stockholders and an immediate dilution in net tangible book value of $              per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed offering price per share		$
Pro forma net tangible book value per share as of March 31, 2008	$
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma net tangible book value per share after the offering
Net tangible book value dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per share after this offering by $             per share and the dilution in pro forma net tangible book value per share to investors in this offering by $              per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the exercise in full of the underwriters option to purchase additional shares from us, our pro forma net tangible book value after this offering at March 31, 2008 would have been approximately $              per share, representing an immediate increase in the pro forma net tangible book value of $              per share to our existing stockholders and an immediate decrease in net tangible book value of $              per share to new investors.

The following table summarizes, on a pro forma basis, as of March 31, 2008, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders of our common stock outstanding as of March 31, 2008 assuming full conversion of our convertible preferred stock and by new investors at an assumed initial public offering price of $              per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Existing stockholders			$		$

New investors

Total

The above discussion and tables are based on 84,078,541 shares of common stock outstanding as of March 31, 2008, which assumes the full conversion of our convertible preferred stock into shares of common stock upon completion of this offering and excludes:

•	7,272,651 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $0.49 per share;

•	124,222 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $0.01 per share;

•

warrants for 920,797 shares of Series D Convertible Preferred Stock, convertible into warrants to purchase 1,010,575 shares of common stock upon consummation of this offering, with a weighted average exercise price of $1.263 per share;

•

warrants for 1,613,125 shares of Series E Convertible Preferred Stock, convertible into warrants to purchase 1,613,125 shares of common stock with a weighted average exercise price of $0.35 per share; and

•	3,221,050 shares of common stock reserved for future issuance under our equity incentive plans.

Assuming the exercise in full of all vested stock options and vested warrants outstanding as of March 31, 2008, the average price per share paid by our existing stockholders would be reduced by $              per share to $              per share and our pro forma net tangible book value per share as of March 31, 2008 would be $              per share, representing an immediate increase in pro forma net tangible book value per share of $             to existing stockholders and an immediate dilution per share to new investors in this offering of $              per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2004, and the consolidated balance sheet data at December 31, 2003, 2004 and 2005, are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2007 and 2008 and the selected consolidated balance sheet data as of March 31, 2008 are derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements as of March 31, 2008, and for the three months ended March 31, 2007 and 2008, have been prepared on the same basis as our annual consolidated financial statements, and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. Reclassifications have been made to our results from prior years to conform to our current presentation. Historical results are not necessarily indicative of the results to be expected in future periods.

Statement of Operations Data	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands, except shares and per share data)
						(Unaudited)

Net revenue	$5,443	$8,872	$12,528	$16,899	$29,516	$5,993	$10,470
Cost of revenue	1,610	2,449	3,626	5,093	8,292	1,725	3,085

Gross profit	3,833	6,423	8,902	11,806	21,224	4,268	7,385
Operating expenses:
Research and development	3,923	2,915	3,219	2,407	3,044	612	686
Sales and marketing	13,601	13,120	11,316	13,864	24,476	5,614	6,910
General and administrative	2,197	2,600	2,813	3,575	4,336	1,200	1,594
Loss on sales and disposals of fixed assets	296	49	—	—	—	—	—

Total operating expenses	20,017	18,684	17,348	19,846	31,856	7,426	9,190

Loss from operations	(16,184)	(12,261)	(8,446)	(8,040)	(10,632)	(3,158)	(1,805)
Other income (expense), net(1)	142	23	(616)	(1,480)	(4,030)	(1,723)	(1,489)

Loss before taxes	(16,042)	(12,238)	(9,062)	(9,520)	(14,662)	(4,881)	(3,294)
Income tax provision (benefit)	123	267	(29)	13	13	7	8

Net loss before cumulative effect of change in accounting principle	$(16,165)	$(12,505)	$(9,033)	$(9,533)	$(14,675)$	(4,888)	$(3,302)
Cumulative effect of change in accounting principle	—	—	(65)	—	—	—	—

Net loss	$(16,165)	$(12,505)	$(9,098)	$(9,533)	$(14,675)$	(4,888)	$(3,302)
Net loss per common share – basic and diluted before cumulative effect of change in accounting principle	$(14.97)	$(10.35)	$(6.71)	$(5.58)	$(3.45)	$(2.77)	$(0.51)
Net loss per common share – basic and diluted cumulative effect of change in accounting principle	—	—	$(0.05)	—	—	—	—

Net loss per share – basic and diluted	$(14.97)	$(10.35)	$(6.76)	$(5.58)	$(3.45)	$(2.77)	$(0.51)

Weighted average common shares outstanding – basic and diluted	1,079,779	1,208,655	1,346,542	1,707,365	4,258,863	1,764,789	6,472,046

Pro forma net loss per common share – basic and diluted(2) (unaudited)					$(0.16)		$(0.03)

Pro forma weighted average shares outstanding – basic and diluted(2) (unaudited)					77,652,525		84,078,541

(1)	Other income (expense), net is comprised of the following: foreign currency gain or loss, interest income, interest expense, gain or loss on change in fair value of warrant liabilities, and other income.

(2)	Unaudited pro forma net loss per common share gives effect to the conversion upon the closing of this offering of all of our issued and outstanding shares of preferred stock into shares of common stock at their respective conversion ratios and the conversion of our then outstanding warrants to purchase preferred stock into warrants to purchase our common stock, as if these conversions occurred at the beginning of the respective periods, or their original issuance date, if later.

Balance Sheet Data	As of December 31,					As of March 31, 2008
	2003	2004	2005	2006	2007	Actual	Pro forma(1)
	(in thousands)
						(Unaudited)

Cash, cash equivalents and marketable securities	$22,659	$11,266	$9,985	$4,257	$13,280	$8,410	$8,410
Working capital (deficit)	21,880	8,053	9,632	(72)	10,257	9,245	9,245
Total assets	26,263	15,297	14,469	11,844	23,913	21,868	21,868
Total liabilities	4,883	6,342	14,618	21,324	20,798	21,903	17,193
Convertible preferred stock	67,992	67,992	67,990	67,990	93,863	93,863	—
Accumulated deficit	(46,699)	(59,204)	(68,302)	(77,835)	(92,510)	(95,812)	(95,812)
Total stockholders’ deficit	$(46,612)	$(59,037)	$(68,139)	$(77,470)	$(90,748)	$(93,898)	$4,675

(1)	Pro forma information included above in the consolidated balance sheet data gives effect to the conversion upon closing of this offering of all of our then outstanding shares of preferred stock into common stock at their respective conversion ratios and the conversion of our warrants for preferred stock into warrants to purchase common stock upon closing of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the related notes to those financial statements and the other financial information that appear elsewhere in this prospectus. This discussion contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Business Overview

We are a medical technology company that develops and markets surgical products based on our proprietary Transcollation technology platform for the sealing of blood vessels and other collagen-based structures. We believe that our products improve surgical procedures and patient outcomes by enabling surgeons to substantially reduce blood loss during and after surgery. Our Transcollation technology has been used in over 180,000 surgical procedures to date. We believe our Transcollation technology provides clinical and economic benefits to patients, physicians, hospitals and payors by addressing many of the limitations of alternative blood loss management methods. Our Transcollation technology is designed to deliver an optimized combination of RF energy and electrically conductive fluid, such as saline, to permanently seal blood vessels and other collagen-based structures in soft-tissue and bone. We focus on selling our products for use in orthopaedic hip and knee reconstructions and multi-level spinal fusions, which are significant markets with over 1.3 million procedures performed in the United States in 2007. We estimate that our technology was used in approximately 4% of these targeted procedures in the United States in 2007. Our Transcollation technology is also used in surgical oncology procedures and may be used in other surgical procedures including trauma, single-level spinal fusions, minimally invasive spine and advanced laparoscopic procedures, which are markets we intend to pursue in the future.

We were founded in 1999, and initially we devoted the majority of our resources to research and development activities. We launched our first Transcollation product line in 2001 based on the intellectual property licensed from Medtronic that we have further developed and enhanced. This product line is made up of a series of monopolar single-use handheld devices used in solid organ tumor removal for blunt dissection and to control bleeding. These handheld devices are powered by RF generators already in place in hospitals. Since product launch, we have proven the high clinical value of these devices by gaining an estimated 30% share of the liver resection market in the United States.

We launched our second Transcollation product line in 2002 with the introduction of our single-use handheld bipolar devices, which were used to control bleeding in orthopaedic hip and knee reconstructive procedures. We further enhanced our bipolar Transcollation technology and launched our flagship Aquamantys single-use handheld devices and Aquamantys RF generator (collectively, the Aquamantys System) in the first quarter of 2006. As of March 31, 2008, 94,000 procedures have been performed with the Aquamantys System. We discontinued selling our earlier generation bipolar products in September 2007.

Our goal is to establish our Transcollation technology as the standard of care for controlling surgical-related blood loss. In the United States, we sell our products through a direct sales organization comprised of approximately 70 sales representatives and eight managers. We intend to significantly expand the size of our direct sales force in the United States in order to grow our customer base and further penetrate existing accounts.

For the year ended December 31, 2007, we generated net revenues of $29.5 million, of which approximately 91% were generated in the United States. For the three months ended March 31, 2008, we generated net revenues of $10.5 million, of which approximately 91% were generated in the United States. We incurred a net loss of $14.7 million and $3.3 million for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively. Our cumulative losses since inception total approximately $95.8 million. Our net revenues are derived from the sale of our proprietary single-use handheld devices and Aquamantys RF generators, which comprised 96% and 4% of our net revenues, respectively, in 2007. We expect that the percentage of net revenues derived from the sales of our single-use handheld devices and Aquamantys RF generators will remain relatively constant during the next 12 months.

Our objective is to increase the number of Aquamantys RF generators placed in hospitals in order to develop a recurring revenue stream from the sale of our single-use handheld devices. We are focused on increasing the number of direct sales representatives in the United States and the number of active accounts to drive an increase in single-use handheld device revenue generated per account. In order to determine our level of success in achieving these objectives, we continually evaluate the number of our direct sales representatives in the United States, the number of new accounts added, the average amount of single-use handheld device revenue generated per account and the amount of single-use hand held device revenue generated per sales representative on a quarterly basis.

Financial Operations Overview

Net Revenues

We derive a majority of our revenues from the sale of our proprietary single-use handheld devices. Our revenue growth in the past two years has been largely driven by an increase in the sales of our Aquamantys single-use handheld devices and we expect this trend to continue. We offer our customers the opportunity to acquire the Aquamantys RF generator by committing to purchase a minimum number of Aquamantys single-use handheld devices on a quarterly basis over a defined period of time, not to exceed two years. We also offer our customers the opportunity to purchase or rent the Aquamantys RF generator. To date, the majority of our Aquamantys RF generators have been acquired through minimum volume purchase commitments. The minimum purchase commitments can be canceled by our customers for a nominal fee prior to completion, at which point the Aquamantys RF generator would be returned to us. Upon the completion of the purchase commitment, title to the Aquamantys RF generator is transferred to the customer.

Our list price for the Aquamantys RF generator as of December 31, 2007, was $14,500 and our list price for the Aquamantys single-use handheld devices was $525 each, or $475 each when purchased in quantities of five or more. As of March 1, 2008, our list price for the Aquamantys RF generator increased to $17,500, and our list price for the Aquamantys single-use handheld devices increased to $545 each, or $495 each when purchased in quantities of ten or more. The list prices for our monopolar single-use handheld devices range from $800 each when purchased in quantities of five or more to $995 when purchased individually.

Approximately 91% of our revenues in 2007 were generated in the United States through our direct sales channels. Outside of the United States, we utilize a network of nine international distributors to sell our products, and we sell directly into the United Kingdom. We recognize revenue upon shipment to our international distributors.

Cost of Revenues

We outsource the manufacturing, packaging, labeling and sterilization of all of our products. Our cost of revenues represents our third party manufacturers’ selling prices and delivery charges associated with the purchase of single-use handheld devices and the Aquamantys RF generator. Cost of revenues also includes our operations personnel and related costs, the cost of inspecting products prior to sale, depreciation expense, the repair of products during the warranty period and license royalties. Under the terms of our licensing agreement with Medtronic, we pay royalties on product sales at rates ranging from 2.0% to 7.5% of net product sales based on our product sales mix and cumulative volume of sales to date. We have entered into an agreement with Medtronic to finance these quarterly royalty payments through 2008 by issuing promissory notes and warrants to purchase shares of our preferred stock convertible into shares of our common stock upon consummation of this offering. We will be required to pay off our Medtronic promissory notes in full upon closing of this offering. Starting in 2009, we will be obligated to pay royalties to Medtronic in cash.

Because we outsource the manufacturing, packaging, labeling, and sterilization of all of our products, our cost of revenues depends upon the cost at which we can obtain products from third party suppliers. The cost of our Aquamantys single-use handheld devices decreased by approximately 7.5% in 2007. However, in the fourth quarter of 2007, we agreed to grant our primary contract manufacturer a temporary price increase of approximately 8.0% through 2008, which will be used to scale its manufacturing capacity. We estimate that the temporary price increase will expire by the end of 2008 and our purchased cost will return to its pre-increase price level once the temporary price increase lapses. In addition, we brought a second contract manufacturer on-line to manufacture our Aquamantys single-use handheld devices in the first quarter of 2008.

Our purchase cost for the Aquamantys single-use handheld devices from this second contract manufacturer will be slightly higher than the purchase cost from our existing contract manufacturer until certain volume levels are attained, which we believe will occur by the end of 2008. We anticipate that cost of revenues as a percentage of sales will increase in 2008 as a result of the temporary price increase granted to our primary contract manufacturer and the addition of a second contract manufacturer, but will decrease thereafter as a percentage of sales once the temporary price increase granted to our primary contract manufacturer expires and our second contract manufacturer has achieved certain volume levels.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation and travel-related expenses for sales, marketing, clinical and customer service personnel. The compensation package for our direct sales force and sales management team in the United States is comprised of a base salary plus commission structured to drive revenue growth. The commission portion of each individual’s compensation package varies and consists of two rate tiers: a lower commission rate paid based on all revenue equal to the prior year revenue and a higher rate paid on incremental revenue over the prior year. Also included in sales and marketing costs are post-commercial clinical activities, trade show exhibits, industry conferences and educational materials. We anticipate that sales and marketing expenses will continue to increase in absolute dollars as we add sales and marketing personnel and broaden our marketing initiatives to increase awareness of our Aquamantys System, but we anticipate that such expenses will decrease as a percentage of sales going forward. In our experience, it generally takes three to six months for a sales representative to begin generating revenues in an amount sufficient to cover their monthly expenses and approximately one year to become break-even. Because of our recent sales force expansion, we have not yet fully realized the potential operating leverage from the United States sales force.

Research and Development Expenses

Research and development expenses consist primarily of compensation and related expenses for research and development, regulatory and quality assurance personnel, as well as costs related to development work conducted by third parties, materials and supplies. We anticipate that research and development expenses will continue to increase in the near term as we seek to develop new products and further enhance our Aquamantys System, expand our intellectual property portfolio and explore new clinical applications.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses for accounting, human resources, information technology and corporate administration, as well as legal fees, accounting fees and facilities expenses. We expect that general and administrative expenses will increase in absolute dollars in the near term due to the cost of being a public company and the increase in our infrastructure to support anticipated revenue growth, but we anticipate these expenses will decrease as a percentage of sales going forward.

Other Income (Expense), net

Other income (expense), net consists of interest expense on our senior debt, notes payables, short-term debt, capitalized leases and the amortization of debt discount and deferred financing fees. In addition, other expenses include realized foreign currency gains or losses, net and gains or losses arising from changes in the estimated fair market value of warrants. Other expense, net is partially offset by interest income earned on cash and cash equivalents and marketable securities.

Results of Operations

The following table sets forth our results of operations, for the periods indicated:

	Year Ended December 31,			Year Ended December 31,			Three Months Ended March 31,
	2005	2006	% Change	2006	2007	% Change	2007	2008	% Change
	(dollars in thousands)			(dollars in thousands)			(dollars in thousands)
							(Unaudited)
Revenues	$12,528	$16,899	34.9%	$16,899	$29,516	74.7%	$5,993	$10,470	74.7%
Cost of revenues	3,626	5,093	40.5	5,093	8,292	62.8	1,725	3,085	78.8

Gross profit	8,902	11,806	32.6	11,806	21,224	79.8	4,268	7,385	73.0

Operating expenses:
Research and development	3,219	2,407	(25.2)	2,407	3,044	26.5	612	686	12.1
Sales and marketing	11,316	13,864	22.5	13,864	24,476	76.5	5,614	6,910	23.1
General and administrative	2,813	3,575	27.1	3,575	4,336	21.3	1,200	1,594	32.8

Total operating expenses	17,348	19,846	14.4	19,846	31,856	60.5	7,426	9,190	23.8

Loss from operations	(8,446)	(8,040)	(4.8)	(8,040)	(10,632)	32.2	(3,158)	(1,805)	(42.8)

Other income (expense), net(1)	(616)	(1,480)	140.3	(1,480)	(4,030)	172.3	(1,723)	(1,489)	13.6

Net loss before income taxes	(9,062)	(9,520)	(5.1)	(9,520)	(14,662)	54.0	(4,881)	(3,294)	(32.5)
Income tax provision (benefit)	(29)	13	144.8	13	13	—	7	8	14.3

Net loss before cumulative effect of change in accounting principle	(9,033)	(9,533)	5.5	(9,533)	(14,675)	53.9	(4,888)	(3,302)	(32.4)

Cumulative effect of change in accounting principle	65	—	—	—	—	—	—	—	—

Net loss	$(9,098)	$(9,533)	4.8%	$(9,533)	$(14,675)	53.9%	$(4,888)	$(3,302)	(32.4)%

(1)	Other income (expense), net is comprised of the following: foreign currency gain or loss, interest income, interest expense, gain or loss on change in fair value of warrant liabilities and other income.

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Revenues.    Net revenues increased by $4.5 million, or 75%, to $10.5 million for the three months ended March 31, 2008 from $6.0 million for the three months ended March 31, 2007. This increase was attributable primarily to a 115% increase in the number of Aquamantys single-use handheld devices sold in the United States as a result of a 60% increase in the number of sales representatives in our sales organization in the United States. We had 72 sales representatives in our United States sales organization as of March 31, 2008, as compared with 45 sales representatives as of March 31, 2007. In addition, as of March 31,

2008, we had 482 active accounts, which represents an increase of 45% as compared to 333 active accounts as of March 31, 2007. Our total single-use handheld device revenue per account in the United States grew from approximately $14,500 per quarter in the first quarter of 2007 to approximately $18,700 per quarter in the first quarter of 2008. The increase in sales representative productivity was driven primarily by the adoption of our Aquamantys single-use handheld devices in multi-level spinal fusions, increased marketing activities and the publication of post-commercial clinical studies. Our revenues from our single-use handheld devices grew by $4.3 million, or 75% to $10.0 million in the three months ended March 31, 2008, as compared to $5.7 million in the three months ended March 31, 2007. Revenues from our monopolar single-use handheld devices were 12% and 21% of total revenue for the three months ended March 31, 2008 and 2007, respectively. Our revenues in the United States grew by $4.4 million, or 86%, in the three months ended March 31, 2008 as compared to the three months ended March 31, 2007, and our revenues outside of the United States grew by $0.1 million, or 7%, in the three months ended March 31, 2008, as compared to the three months ended March 31, 2007.

Cost of Revenues and Gross Profit.    Cost of revenues increased by $1.4 million, or 79%, to $3.1 million for the three months ended March 31, 2008 from $1.7 million for the three months ended March 31, 2007. This increase was due primarily to the increased number of single-use handheld devices sold, and to a lesser extent, the write-off of $0.2 million of single-use handheld devices manufactured in the quarter. The write-off was attributable to a new product that has not yet been launched commercially. This new product did not pass our internal inspection process due to inconsistent performance. We are in the process of evaluating the root cause and intend to resolve the issue prior to resuming the manufacturing of this product in order to avoid additional write-offs. Gross profit increased by $3.1 million, or 73% to $7.4 million for the three months ended March 31, 2008 from $4.3 million for the three months ended March 31, 2007. Gross profit, as a percentage of revenue, decreased to 70.5% in the three months ended March 31, 2008 from 71.2% in the three months ended March 31, 2007. Revenue associated with single-use handheld devices, which carry a higher gross margin than our Aquamantys RF generators, accounted for approximately 95% of revenues in both the three months ended March 31, 2008 and 2007. The decrease in gross margin percentage was due primarily to the write-off of single-use handheld devices manufactured in the three months ended March 31, 2008 and, to a lesser extent, an increase in the purchase cost of our Aquamantys single-use handheld devices from third party manufacturers.

Research and Development Expenses.    Research and development expenses increased by $0.1 million, or 12%, to $0.7 million for the three months ended March 31, 2008 from $0.6 million for the three months ended March 31, 2007. Research and development expenses increased as a percentage of sales as a result of our efforts to develop additional products and enhancements for use with our Aquamantys System. The increase in spending levels was attributable to increases in headcount as well as outsourced development services.

Sales and Marketing Expenses.    Sales and marketing expenses increased by $1.3 million, or 23%, to $6.9 million for the three months ended March 31, 2008 from $5.6 million for the three months ended March 31, 2007. This increase was due primarily to the increase in the size of our sales force in the United States from 45 sales representatives as of March 31, 2007 to 72 sales representatives as of March 31, 2008. All other sales and marketing expenses were consistent between the three months ended March 31, 2008 and 2007.

General and Administrative Expenses.    General and administrative expenses increased by approximately $0.4 million, or 33%, to $1.6 million for the three months ended March 31, 2008 from $1.2 million for the three months ended March 31, 2007. This increase was primarily the result of an increase in personnel related costs in accounting, IT and administration to support the growth in our business.

Other Income (Expense), net.    Other income (expense), net decreased by approximately $0.2 million, or 14%, to $1.5 million for the three months ended March 31, 2008 from $1.7 million for the three months ended March 31, 2007. The decrease in other expense, net was attributable primarily to a decrease in interest expense offset by expense recorded in connection with the change in the estimated fair value of warrant liabilities in the three months ended March 31, 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues.    Net revenues increased by $12.6 million, or 75%, to $29.5 million for the year ended December 31, 2007 from $16.9 million for the year ended December 31, 2006. This increase was attributable to a 227% increase in the number of Aquamantys single-use handheld devices sold primarily as a result of a 79% increase in the number of sales representatives in our sales organization in the United States on a year-over-year basis. We had 68 sales representatives in our United States sales organization as of December 31, 2007 and 38 sales representatives as of December 31, 2006. In addition, as of December 31, 2007, we had 437 active accounts, which represents an increase of 44% as compared to 304 active accounts as of December 31, 2006. Our total single-use handheld device revenue per account in the United States grew from approximately $14,100 per quarter in the fourth quarter of 2006 to approximately $17,500 per quarter in the fourth quarter of 2007. The increase in sales representative productivity was driven primarily by the adoption of our Aquamantys single-use handheld devices in multi-level spinal fusions, increased marketing activities and the publication of post-commercial clinical studies. Our revenues from our single-use handheld devices grew by $12.2 million, or 75% to $28.5 million in 2007 as compared to $16.3 million in 2006. Revenues from our monopolar single-use handheld devices were 17% and 31% of total revenue for the years ended December 31, 2007 and 2006, respectively. Our revenues in the United States grew by $12.1 million, or 81%, in 2007 as compared to 2006, and our revenues outside of the United States grew by $0.5 million, or 28%, in 2007 as compared to 2006.

Cost of Revenues and Gross Profit.    Cost of revenues increased by $3.2 million, or 63%, to $8.3 million for the year ended December 31, 2007 from $5.1 million for the year ended December 31, 2006. This increase was due primarily to the increased number of single-use handheld devices sold, and to a lesser extent, an increase in our operations and quality control costs. Gross profit increased by $9.4 million, or 80.0% to $21.2 million for the year ended December 31, 2007 from $11.8 million for the year ended December 31, 2006. Gross profit, as a percentage of revenue, increased to 71.9% in 2007 from 69.9% in 2006. Revenue associated with single-use handheld devices, which carry a higher gross margin than our Aquamantys RF generators, accounted for approximately 96% of revenues in both 2007 and 2006. The increase in gross margin percentage on a year-over-year basis was due primarily to favorable product mix resulting from a shift from our earlier generation bipolar single-use handheld devices to our higher-priced Aquamantys single-use handheld devices, improved efficiencies in our operations, and, to a lesser extent, a decrease in the purchase cost of our Aquamantys single-use handheld devices from third party manufacturers. This increase was offset by a $0.6 million increase in product exchanges resulting from the phase out of our previous generation bipolar single-use handheld devices in September 2007. The purchase cost of our Aquamantys single-use handheld devices decreased by approximately 7.5% through the first three quarters of 2007 as compared to 2006.

Research and Development Expenses.    Research and development expenses increased by $0.6 million, or 27%, to $3.0 million for the year ended December 31, 2007 from $2.4 million for the year ended December 31, 2006. Research and development expenses increased as a percentage of sales as a result of our efforts to develop additional products and enhancements for use with our Aquamantys System. The increase in spending levels was attributable to increases in headcount as well as outsourced development services.

Sales and Marketing Expenses.    Sales and marketing expenses increased by $10.6 million, or 77%, to $24.5 million for the year ended December 31, 2007 from $13.9 million for the year ended December 31, 2006. This increase was due primarily to the increase in the size of our sales force in the United States from 38 sales representatives in 2006 to 68 in 2007. In addition, a significant portion of our sales force in the United States over-achieved their quotas in 2007, resulting in an increase in the average overall sales commission rate as a percentage of sales in the United States in 2007 as compared to 2006. All other sales and marketing expenses were consistent between 2007 and 2006.

General and Administrative Expenses.    General and administrative expenses increased by approximately $0.8 million, or 21%, to $4.3 million for the year ended December 31, 2007 from $3.6 million for the year ended December 31, 2006. This increase was primarily the result of an increase in personnel related costs in accounting, technical support and human resources to support the growth in our business.

Other Income (Expense), net.    Other income (expense), net increased by approximately $2.6 million, or 172%, to $4.0 million for the year ended December 31, 2007 from $1.5 million for the year ended December 31, 2006. The increase in other expense, net was attributable primarily to the expense we recorded in connection with the increase in the estimated fair value of warrant liabilities and an increase in interest expense, offset by an increase in interest income recorded in 2007 as compared to 2006 as we maintained a higher average cash and marketable securities balance in 2007 than in 2006.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

Revenues.    Net revenues increased by $4.4 million, or 35%, to $16.9 million for the year ended December 31, 2006 from $12.5 million for the year ended December 31, 2005. This increase was attributable primarily to the introduction of our Aquamantys System in the first quarter of 2006 and the related increase in the number of Aquamantys single-use handheld devices sold in the United States, as well as a 58% increase in the number of sales representatives in our sales organization in the United States on a year-over-year basis. As of December 31, 2006, we had 38 sales representatives in our United States sales organization as compared to 24 as of December 31, 2005. In addition, as of December 31, 2006, we had 304 active accounts, which represents an increase of 15% as compared to 265 active accounts as of December 31, 2005. Total single-use handheld device revenue per account grew from approximately $10,300 per quarter in the fourth quarter of 2005 to approximately $14,100 per quarter in the fourth quarter of 2006. The increase in the sales representative productivity in the United States was aided by increased marketing activities and the publication of post-commercial clinical research. Our revenues from our single-use handheld devices grew by $3.9 million, or 31% to $16.3 million in 2006 as compared to $12.4 million in 2005. Revenues from our monopolar single-use handheld devices were 31% and 43% of total revenue for the years ended December 31, 2006 and 2005, respectively. Our revenues in the United States grew by $3.9 million, or 35%, in 2006 as compared to 2005, and our revenues outside of the United States grew by $0.4 million, or 28%, in 2006 as compared to 2005.

Cost of Revenues and Gross Profit.    Cost of revenues increased by $1.5 million, or 41% to $5.1 million for the year ended December 31, 2006 from $3.6 million for the year ended December 31, 2005. This increase was due primarily to the introduction of our Aquamantys System in the first quarter of 2006, an increase in the number of single-use handheld devices sold and, to a lesser extent, an increase in our operations and quality control costs. Gross profit, as a percentage of revenue, decreased to 69.9% in 2006 from 71.1% in 2005. The decrease in gross margin percentage on a year-over-year basis was due primarily to the introduction of our Aquamantys RF generator in the first quarter of 2006, which carries a lower gross margin than our single-use handheld devices, a shift in revenue mix from monopolar single-use handheld devices to bipolar single-use handheld devices and, to a lesser extent, an increase in our overhead costs to support our anticipated growth.

Research and Development Expenses.    Research and development expenses decreased by $0.8 million, or 25%, to $2.4 million for the year ended December 31, 2006 from $3.2 million for the year ended December 31, 2005. In 2005, we spent approximately $0.8 million to design and develop the Aquamantys System, which received the FDA 510(k) clearance in the fourth quarter of 2005. There were no comparable project-related expenses in 2006.

Sales and Marketing Expenses.    Sales and marketing expenses increased by $2.6 million, or 23%, to $13.9 million for the year ended December 31, 2006 from $11.3 million for the year ended December 31, 2005. This increase was due primarily to the increase in the size of our sales force in the United States from 24 sales representatives in 2005 to 38 in 2006. In addition, we increased our marketing expenses in 2006 as compared to 2005 due to increased headcount and marketing costs related to the launch of the Aquamantys System in the first quarter of 2006.

General and Administrative Expenses.    General and administrative expenses increased by $0.8 million, or 27%, to $3.6 million for the year ended December 31, 2006 from $2.8 million for the year ended December 31, 2005. This increase was primarily the result of an increase in insurance premiums due to higher annual revenues.

In addition, we experienced an increase in accounting and legal fees associated with the liquidation of our two international subsidiaries which began in April 2005.

Other Income (Expense), net.    Other income (expense), net increased by $0.9 million, or 140%, to $1.5 million for the year ended December 31, 2006 from $0.6 million for the year ended December 31, 2005. Other expense, net increased as a result of a full year’s of interest expense and amortization of deferred financing fees and discount on debt associated with $10.0 million of venture debt which we closed in May 2005. In addition, interest expense also increased in 2006 as compared to 2005 due to interest expense and amortization of deferred financing fees and discount on debt associated with a $5.0 million convertible bridge note which was closed in September 2006.

Seasonality

We experience seasonality in the sale of our products. We typically experience lower sequential quarter sales growth in the third fiscal quarter compared to the rest of the year. We anticipate that we will continue to experience relatively lower sequential quarter sales growth in our third fiscal quarter due to the summer holiday and vacation schedules of many surgeons and patients. Such seasonal fluctuations are especially pronounced in Europe. These seasonal factors may lead to a meaningful variability in our quarterly operating results. It is difficult for us to evaluate the degree to which seasonality may impact our revenues in the future.

Quarterly Results of Operations

The selected financial data for the three month periods ended March 31, 2008 and 2007 have been derived from our unaudited financial statements included in this prospectus. The selected financial data for the three month periods ended March 31, June 30, September 30, and December 31 of 2006 and the three month periods ended June 30, September 30, and December 31 of 2007 have been derived from our unaudited financial statements not included in this prospectus.

Selected Financial Data (Unaudited)

(in thousands)

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
Net revenue	$3,683	$3,959	$4,228	$5,029	$5,994	$7,204	$7,707	$8,611	$10,470
Net loss	$(2,390)	$(2,210)	$(2,148)	$(2,784)	$(4,888)	$(3,836)	$(2,578)	$(3,372)	$(3,302)

Liquidity and Capital Resources

	As of December 31,			As of March 31, 2008
	2005	2006	2007
	(in thousands)
				(Unaudited)
Cash, cash equivalents and marketable securities	$9,985	$4,257	$13,280	$8,410
Working capital (deficit)	9,632	(72)	10,257	9,245
Net cash used in operating activities	(8,439)	(9,550)	(9,611)	(4,069)
Net cash provided by (used in) investing activities	(4,410)	3,768	(7,715)	2,561
Net cash provided by (used in) financing activities	$7,394	$4,698	$19,303	$(556)

Sources of Liquidity

At March 31, 2008, our cash, cash equivalents and marketable securities totaled $8.4 million. We invest excess cash in commercial paper and money market funds comprised of United States Government securities, CDs, commercial paper, repurchase agreements, reverse repurchase agreements, U.S. dollar denominated foreign-issued bonds and investment-grade bonds issued by corporations in the United States.

At March 31, 2008, our accumulated deficit was $95.8 million. Since inception, we have generated significant operating losses and as a result we have not generated sufficient cash flow to fund our operations and the growth in our business. We have financed our operations primarily through the issuances of $88.2 million of preferred stock, $10.0 million of venture debt which was refinanced in March 2008 and $5.0 million of convertible notes. These issuances of equity and debt were supplemented with financed insurance premiums and equipment financing arrangements.

In March 2004, we amended the payment terms of our royalty-bearing license agreement with Medtronic to settle our quarterly royalty fee obligation through the issuance of promissory notes and warrants to purchase shares of our Series D Convertible Preferred Stock in lieu of cash payment. As of December 31, 2007, the aggregate principal balance due under such promissory notes was $1.8 million, at an interest rate of 11.75%. As of March 31, 2008, we have issued warrants to Medtronic to purchase an aggregate of 129,031 shares of our Series D Convertible Preferred Stock in connection with royalty payments made under the Medtronic License Agreement, or the Medtronic royalty warrants. The Medtronic royalty warrants are exercisable at a price of $1.263 per share, subject to certain adjustments. Upon consummation of the offering, these warrants will be converted into warrants to purchase 141,611 shares of our common stock at a pre-split exercise price of $1.263 per share. We expect to continue to issue Medtronic royalty warrants to Medtronic through 2008, with the principal on such promissory notes becoming due on March 31, 2009. Starting in 2009, we will be obligated to pay royalties to Medtronic in cash. We will be required to pay off our Medtronic royalty notes in full upon closing of this offering pursuant to an amendment to these notes entered into on March 31, 2008.

On May 24, 2005, we entered into a $10.0 million Venture Loan and Security Agreement with Horizon Technology Funding Company LLC. During the second quarter of 2006, we received a term sheet from Horizon with a proposal for a $5.0 million bridge loan and to amend the existing Loan Facility to extend the period of interest-only payments. Horizon subsequently withdrew the term sheet, and in August 2006 presented another proposal, to refinance the existing $10.0 million Loan Facility. We accepted this proposal, and the Horizon Loan Facility was amended on September 1, 2006, at which time the interest rate on the Horizon Loan Facility was increased from 10.79% to 12.25% per annum. This amendment extended the period of interest-only payments through 2007, which substantially reduced our cash outflows during the year. Prepayment of the Horizon Loan Facility was subject to a 2.0% prepayment penalty on the outstanding principal balance. As described below, on March 31, 2008, we used the proceeds from our facility with GE Healthcare Financial Services, Inc. to pay off the Horizon loan facility in full. We issued ten-year warrants to purchase 395,883 shares of our Series D Convertible Preferred Stock to each of Horizon Technology Funding Company II LLC and Horizon Technology Funding Company III LLC in connection with the initial closing of this loan, and warrants to purchase an aggregate of 324,675 shares of our Series E Convertible Preferred Stock in connection with the amendment of this facility on September 1, 2006. Upon consummation of this offering, these warrants will be converted into warrants to purchase 1,193,638 shares of our common stock at a pre-split exercise price of $1.17 per share.

On February 12, 2007 we sold 27,346,379 shares of Series E Convertible Preferred Stock to venture capital investors in a private placement at a price of $0.924 per share, resulting in net proceeds of approximately $20.0 million after the conversion of approximately $5.3 million of outstanding principal and accrued interest on convertible promissory notes held by insiders and existing investors. Prior to closing on the Series E Preferred Stock in February 2007, the Company attempted to sell shares of its Series E Preferred Stock to external investors via a 144A offering which commenced in October 2006 and ended unsuccessfully in December 2006. Because the prices offered by investors in the public markets during the marketing of the 144A offering represented a substantial discount over the price of the Series D Preferred Stock, and would therefore dilute the holdings of existing investors, the Company decided to pursue another round of financing with current investors at a price per share comparable to prices offered by potential investors during the marketing of the 144A offering. We used the proceeds to continue building our direct sales organization in the United States, scale our research and development activities and meet our growing working capital requirements as a result of our sales growth.

We entered into a $15.0 million term loan and a $7.5 million revolving credit facility, or the GE Credit Facility, with GE Healthcare Financial Services, Inc., or GE, and Oxford Finance Corporation, or Oxford. The GE Credit Facility was closed in two tranches, with GE funding $7.5 million of the term loan and making available $1.5 million of the revolving credit facility on March 31, 2008. On May 1, 2008, Oxford funded an additional $2.5 million of the term loan and made available to us an additional $6.0 million of the revolving credit facility. The remaining $5.0 million of term loan availability is subject to the completion of a qualified equity offering of securities (such as a public offering or a round of venture capital financing) with proceeds of at least $20 million. It is expected that this offering will meet the requirements of a qualified $20 million offering. The term loan has a three year term, with nine months of interest only payments followed by 27 months of principal and interest payments at an interest rate of 10.65% per annum. The term loan is subject to a $100,000 success fee upon final payment, and additional pre-payment penalties of up to 2.0%. A $75,000 commitment fee payment was made upon the closing of the revolving credit facility, and the unused balance is subject to a 0.75% unused facility fee, in addition to yearly management fees of $25,000. The terms of the GE Credit Facility require us to maintain certain minimum liquidity measures as well as a minimum quarterly EBITDA, as defined in the agreement. The terms of the GE Credit Facility require us to maintain certain minimum liquidity measures as well as a minimum quarterly EBITDA, as defined in the agreement. The GE Credit Facility is secured by a lien on all of our assets, except intellectual property. We used the proceeds from this facility to pay off the Horizon Loan Facility. In connection with the GE Credit Facility, we issued ten-year warrants to purchase 363,637 shares of our Series E Convertible Preferred Stock at an exercise price of $1.65 per share. Upon consummation of this offering, these warrants will be converted into warrants to purchase 363,637 shares of our common stock.

Net Cash Used in Operating Activities

Net cash used in operating activities was $8.4 million, $9.6 million and $9.6 million for the years ended December 31, 2005, 2006 and 2007, respectively and $4.1 million for the three months ended March 31, 2008. Cash used in operating activities was attributable primarily to net losses after adjustment for certain non-cash items including, but not limited to, depreciation and amortization charges, provisions on inventory and gains and losses in the change in estimated fair value of warrants. Our net losses for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008 were primarily driven by investments made to develop and build a direct sales channel in the United States. Over the three year period, we increased the size of our sales force in the United States from 24 sales representatives to 72 sales representatives.

In addition, cash used in operating activities was also used to fund increases in accounts receivable and inventory, which increased as a result of revenue growth over the period. Our accounts receivable and inventory balances grew from $2.6 million and $2.7 million at December 31, 2006, respectively, to $3.8 million and $4.1 million at December 31, 2007 and $5.4 million and $4.6 million at March 31, 2008, respectively. Over the next 12 months, we expect to continue to utilize cash to fund net losses, build inventory levels in support of our anticipated revenue growth and finance the associated growth in accounts receivable.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by (used in) investing activities was $(4.4) million, $3.8 million and $(7.7) million for the years ended December 31, 2005, 2006 and 2007, and $2.5 million for the three months ended March 31, 2008 respectively. For each of these periods, cash used in or provided by investing activities was driven primarily by our decision to invest excess cash in certain marketable securities and liquidate the investments as needed. Upon closing each of our financing events, we have invested the proceeds in marketable securities and liquidated the investments over time to fund the net cash used in operations. In addition, we also utilized our cash to purchase fixed assets. To date, our fixed asset purchases have consisted primarily of leasehold improvements made to our existing location, tooling and manufacturing equipment utilized by our contract manufacturers to manufacture our products, and IT related equipment.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $7.4 million, $4.7 million and $19.3 million for the years ended December 31, 2005, 2006 and 2007, and net cash used in financing activities was $0.6 million in the three months ended March 31, 2008 respectively. These amounts primarily reflect proceeds received upon our $10.0 million venture debt financing in 2005, $5.0 million in convertible bridge financing in 2006, and net proceeds of $19.8 million upon the sale of preferred stock in 2007. We paid off our asset-based line of credit in April 2005 and subsequently have funded our working capital requirements with cash raised through equity issuances and debt offerings. We have raised these proceeds primarily to fund our operating activities and to date have raised $88.2 million of venture capital and $10.0 million of venture debt and $5.0 million of convertible debt. Upon receipt of the proceeds from these financings, we have invested the proceeds in cash and marketable securities vehicles which we liquidate as needed to fund the operating activities of the business.

Future Liquidity Needs

Our future liquidity and capital requirements will be influenced by numerous factors, including the extent and duration of future operating losses, the level and timing of future sales and expenditures, the results and scope of ongoing research and product development programs, working capital required to support our sales growth, the receipt of and time required to obtain regulatory clearances and approvals, the success and effectiveness of our sales and marketing programs, the continued acceptance of our products in the marketplace, competing technologies and market and regulatory developments. Given our current cash, cash equivalents and marketable securities, we believe that we can fund working capital requirements, capital expenditures, debt service and operations for at least the next 12 months. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any dividends in the foreseeable future.

Our ability to fund our longer-term cash needs is subject to various risks, many of which are beyond our control. Should we require additional funding, such as to satisfy our short-term and long-term debt obligations when due, or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities. We cannot assure that such funding will be available in needed quantities or on terms favorable to us.

As of December 31, 2007, we had federal and state net operating loss carryforwards of $76.7 million and $8.1 million, respectively, available to reduce future taxable income if we become profitable. We expect to utilize our available net operating loss carryforwards to reduce future tax obligations in the event we are successful in achieving profitability. However, limitations on our ability to use net operating loss carryforwards and other minimum state taxes may increase our overall tax obligations.

On February 27, 2008, we executed a build-to-suit lease for premises in Portsmouth, New Hampshire. Construction is expected to begin in May 2008, and the building is expected to contain approximately 55,000 square feet and to include office, warehouse, pilot-line capability and cleanroom space. We have no current plans to manufacture our products in-house. We expect to move our headquarters to the new facility after construction is completed, which we currently expect to be in the fourth quarter of 2008. The base term of the lease will be 10 years, with two optional extension periods of 5 years each. We are currently in negotiations with the landlord for the Dover facility to sublet or cancel the existing lease prior to its 2010 expiration. We believe that our current facility will be adequate for our needs until we move into the new space, which will accommodate our growing needs as we expand our business. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms. We are obligated to deliver a letter of credit in the amount of $2.0 million on or before commencement of construction. The letter of credit will be secured by restricted cash in the same amount.

As discussed above under “Sources of Liquidity,” on March 31, 2008, we refinanced long term debt.

Off-Balance Sheet Liabilities

As more fully explained in Note 6 to the audited consolidated financial statements included elsewhere in this prospectus, our convertible preferred stock has conversion or other rights which meet the definition of a derivative; however these meet the scope exception within SFAS 133, Accounting for Derivative Instruments and Hedging Activities and accordingly meet the definition of an off-balance sheet liability. Otherwise, we currently have no other off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligation	$474	$160	$168	$146	$—
Capital lease obligations	164	83	79	2	—
Long-term debt(3)(4)	11,321	5,712	5,609	—	—
Purchase obligations(1)	7,395	7,395	—	—	—
Minimum royalty commitments(2)	1,800	300	900	600	—

Total	$21,154	$13,650	$6,756	$748	$—

(1)	Purchase obligations include open purchase orders placed and the purchase of unused components from suppliers in the event that the company elects to terminate the agreements with its third-party manufacturers.
(2)	Minimum royalty commitments are $300,000 per calendar year during the term of the Medtronic License Agreement. The amount under the column entitled “3-5 years” reflects the fact that certain of the patents underlying the agreement begin to expire in 2013, at which time the license agreement with respect to such patents will expire.
(3)	On March 31, 2008, we entered into a Loan Facility with GE for $7.5 million of term debt and a $1.5 million revolving credit facility. We used the proceeds from the GE facility to pay off our existing Horizon loan facility. As of March 31, 2008, our total long-term debt outstanding amounted to $11.0 million with $3.0 million due in less than one year and $8.0 million due in one to three years.
(4)	On May 1, 2008 we closed on the second tranche of the GE Loan Facility with Oxford, for $2.5 million of term debt and a $6.0 million revolving credit facility.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

Our exposure to interest rate risk at December 31, 2007 is related to the investment of our excess cash, cash equivalents and marketable securities in money market funds, investment grade commercial paper and debt instruments of the U.S. government. Our investment portfolio maintains an average investment maturity of less than 180 days. There was no material change in the composition of our investment portfolio in the three months ended March 31, 2008. Consequently, while the instruments we hold are subject to changes in the financial standing of the issuer of such securities, we do not believe that we are subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments.

Foreign Currency Exchange Rate Risk

A significant portion of our sales and expenses historically have been denominated in U.S. dollars. For the year ended December 31, 2007, approximately 1% of total sales and 2% of total expenses were denominated in currencies other than U.S. dollars.There was no material change in the composition of sales or expenses denominated in currencies other than U.S. dollars in the three months ended March 31, 2008. Accordingly, we do not believe that we are subject to material risk from changes in foreign currency exchange rates.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting policies are those that are both important to the portrayal of our financial condition and results of operations and require management to make subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified our critical accounting policies below.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition. Under SAB 104, revenue is recognized when four basic criteria are met:

•	Persuasive evidence of an arrangement exists. We use customer purchase orders, and to a lesser extent, contracts to document the existence of an arrangement.

•

Title and risk of loss has transferred to the customer.    Transfer of title and risk of loss is transferred to the customer upon shipment from us. We use shipping documents and third-party proof of delivery to verify delivery has occurred.

•

The sales price is fixed or determinable.    All terms are fixed in the customer’s purchase order or contract and do not contain rights of cancellation, return, exchanges or refunds. The company does not offer extended payment terms.

•

Collection is reasonably assured.    To determine whether collection is reasonably assured, we assess a number of factors including past transaction history with the customer and the creditworthiness of the customer. If we determine that collection is not reasonably assured at the outset of the arrangement, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

We frequently enter into sales arrangements with customers that contain multiple elements or deliverables, and for these arrangements we apply the provisions of Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We are required to make judgments which impact the timing and amount of revenue recognized in a given period. For example, because the sale of an Aquamantys RF generator and Aquamantys single-use handheld devices is often contemplated in a single arrangement, we make judgments as to the allocation of the proceeds received from the arrangement to the multiple elements of the arrangement and the appropriate timing of revenue recognition. In addition, our ability to establish and maintain objective and reliable evidence of fair value for the elements in our arrangements could affect the timing of revenue recognition.

Under minimum purchase sales arrangements, title to an Aquamantys RF generator passes to the customer upon satisfaction of a minimum number of purchases of single-use handheld devices over a period not to exceed two years, and the cost of the Aquamantys RF generator is capitalized as a component of finished goods inventory and amortized to cost of revenues as single-use handheld devices are purchased during the term of the arrangement. We make judgments which impact the timing and amount of cost of revenues recognized in a given period. Currently, the cancellable at will terms of these arrangements result in revenue allocated to short term leases being recognized up front. Changes to the terms of these arrangements, including minimum lease terms, minimum initial order sizes, penalties for cancellation and timing of title transfer of the generator may result in more revenue being allocated to leases and a longer period of recognition. Our ability to properly match the timing of single-use handheld device revenue to the corresponding use of the Aquamantys RF generator could affect the timing of cost of revenues.

We have not made any material change in the accounting methodology used to record revenue or cost of revenues under multiple element arrangements since the commercial launch of our Aquamantys System in 2006. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to record revenue or cost of revenues associated with multiple element arrangements involving the sale of our Aquamantys RF generator and Aquamantys single-use handheld devices. However, the amount and timing of recorded revenues are affected by our estimates regarding the allocation of the proceeds received from the arrangement to the multiple elements of the arrangement and our assessment of the fair value of the elements included in our arrangements.

Our return policy allows customers and distributors to return products to us in the case of warranty issues. All other returns are subject to a restocking fee. We make provisions for estimated returns and allowances based on historical levels. We have not made any material change in the accounting methodology used to establish our estimated returns and allowances during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate our estimated returns and allowances. However, if our estimates regarding the estimated returns and allowances are inaccurate, our revenues could be adversely affected. To date, returns and allowances have not been significant.

Shipping and handling costs that are billed to the customer are included as a component of net revenues.

Stock-Based Compensation

Effective January 1, 2006, we began accounting for share-based awards under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. We adopted SFAS 123(R) using the prospective method which requires the application of the accounting standard as of January 1, 2006. In accordance with the prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Previously, we used the intrinsic method of accounting for employee stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and presented disclosure of pro forma information required under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, or SFAS 148. For stock options granted to employees under APB 25, no compensation expense was recognized unless the exercise price was less than the estimated fair market value of the stock at the date of grant. We apply the provisions of EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and use the Black-Scholes option-pricing model to determine the fair value of each option grant to non-employees.

In the absence of a public trading market for our common stock, we relied on our board of directors, the members of which we believe have extensive experience in the medical device market and are accredited venture capital investors, to determine a reasonable estimate of the then-current fair value of our common stock based upon contemporaneous valuations performed by management. Our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several factors, including transactions in our preferred and common stock, the rights and benefits that preferred stock holders are entitled to that holders of our common stock are not, key milestones achieved in our business including forecasted revenues and cash flows, product development and market acceptance, our financial condition, equity market conditions, and the likelihood of continuing as a going concern.

The contemporaneous valuations performed by management follow the same fair market value concepts as outlined in the AICPA’s Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In addition to the factors discussed above, our board of directors considered the effects of the withdrawal of refinancing proposals from our existing lender in the second quarter of 2006, a withdrawn 144A financing in late 2006, the estimated pre-money valuation of a financing round among existing investors that closed in February 2007, the departure of our co-founder and Chief Executive Officer in March 2007, and the potential impact that liquidity events would have on us such as an initial public offering, a merger or sale with another company, or our forced liquidation. Based on the contemporaneous valuations performed, the pre-split estimated fair value of our common stock was determined to be $0.124 as of February 1, 2007, and April 24, 2007, $0.35 as of July 24, 2007, $0.58 as of November 6, 2007, $1.04 as of January 22, 2008 and $1.62 as of April 22, 2008.

The procedures performed by our management in connection with the quarterly valuations were based on a probability-weighted combination of the market multiple approach and income approach to estimate the aggregate equity value of the company at specific stock option grant dates.

The market multiple approach is based on revenues, earnings before interest, taxes, depreciation and amortization, or EBITDA, and net income considered to be representative of our future performance, and multiplying these figures by a range of appropriate risk-adjusted multiples. The market multiples were obtained through the market comparison method, where companies having their stock traded in the public market were used as a basis for choosing reasonable market multiples.

The income approach involves applying appropriate discount rates to estimated debt-free cash flows that are based on forecasts of our revenue and costs. The projections used for each valuation date were based on the expected outlook on our operating performance through the forecast periods. The assumptions underlying the estimates were consistent with our board of directors’ approved business plan. The future debt-free cash flows were determined by subtracting from EBITDA taxes and future capital spending and adjusting for future changes in net working capital. The interim debt-free cash flows and resulting terminal value were then discounted at a rate based on the weighted-average cost of capital of comparable companies, as adjusted for our specific risk profile. There is inherent uncertainty in these estimates. If different discount rates or comparable company multiples had been used, the valuations may have been different.

After estimating our average value based on the market multiple and income approaches, we then utilized a probability-weighted expected return method. Under the probability-weighted expected return method, the value of our common stock was estimated based upon an analysis of values assuming various outcomes, such as an initial public offering, merger or sale, forced liquidation, and remaining private, and the estimated probability of each outcome assuming that all preferred stock is converted into common stock.

For financial reporting purposes for the period from January 1, 2005 through December 31, 2005, we recorded stock-based compensation under APB 25 representing the difference between the estimated fair value of common stock and the option exercise price for options granted to employees. Beginning January 1, 2006, with the adoption of SFAS 123(R), we recorded stock-based compensation for share-based awards made after that date based upon estimated fair values.

The determination of the fair value of our common stock involves significant judgments, assumptions, estimates and complexities that impacted the amount of deferred stock-based compensation recorded under APB 25 and the resulting amortization in future periods. Under SFAS 123(R), we have used the Black-Scholes option-pricing model to estimate fair value of our stock-based awards which requires various judgmental assumptions including estimating stock price volatility, expected life and forfeiture rates. If we had made different assumptions, the amount of our deferred stock-based compensation, stock-based compensation expense, gross margin, net loss and net loss per share amounts could have been significantly different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the practice aid to determine the fair value of our common stock and that deferred stock-based compensation and related amortization were recorded properly for accounting purposes. If any of the assumptions used change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The fair value of each option award under SFAS 123 and SFAS 123(R) is estimated on the date of grant using the Black-Scholes option-pricing model using the weighted average assumptions noted in the table below:

	Years Ended December 31,			Three Months Ended March 31, 2008
	2005	2006	2007
Weighted average risk-free interest rate	4.3%	4.3% - 5.1%	3.4% - 5.0%	2.8%
Weighted average expected life (years)	4.5	6.25	6.25	6.25
Estimated volatility	—	70%	70%	54.3%
Expected dividends	—	—	—	—

The risk-free interest rate for periods within the contractual life of the option is based on the implied yield available on U.S. Treasury constant rate securities with the same or substantially equivalent remaining terms at the time of grant.

For options granted prior to January 1, 2006, and valued in accordance with SFAS 123, the expected life of our stock options was based upon the historical experience of similar awards, giving consideration to the contractual terms of the share-based awards and vesting schedules. We recognized option forfeitures as they occurred as allowed by SFAS 123. Estimated volatility was calculated using the historical volatility of the common stock of comparable medical device companies.

For options granted after January 1, 2006, and valued in accordance with SFAS 123(R), we adopted the simplified method, as permitted by SAB No. 107, to develop an expected life of an employee stock option. Under this approach, the expected life is presumed to be the mid-point between the vesting date and the contractual end of the option term. We estimate forfeitures and only recognize expense for those shares expected to vest. Our estimated forfeiture rate in the 12 months ended December 31, 2007 is based on our historical forfeiture experience. Estimated volatility under SFAS 123(R) is calculated using the trading history of the common stock of comparable medical device companies.

On April 24, 2007, the Board approved the repricing of certain stock options to purchase 5,899,193 shares of common stock at the then current fair value of a share of the company’s common stock. In connection with the repricing of these options, we recorded immediate expense of $369,000 in the year ended December 31, 2007 for these options that had vested and we will record another $136,000 over the remaining weighted average expected term of those options, or two years.

As of December 31, 2007, we had $1.0 million of unrecognized compensation expense remaining to be amortized over a weighted-average term of 1.36 years. As of March 31, 2008 we had $1.5 million of unrecognized compensation expense remaining to be amortized over a weighted average term of 1.54 years.

Information on employee and non-employee stock options granted in 2007 and the first three months of 2008 is summarized as follows:

Date of Grant	Number of Options Granted	Exercise Price	Estimated Fair Value per Share	Intrinsic Value per Share
February 1, 2007	321,859	$0.124	$0.25	$0.126
April 24, 2007	1,246,270	0.124	0.25	0.126
April 25, 2007	400,000	0.124	0.25	0.126
July 24, 2007	101,045	0.35	0.35	—
August 17, 2007	1,850,000	0.35	0.35	—
September 11, 2007	769,000	0.35	0.35	—
November 6, 2007	105,504	0.58	0.58	—
December 11, 2007	28,500	0.58	0.58	—
January 22, 2008	1,823,328	1.04	1.04	—
March 11, 2008	71,237	1.04	1.04	—
April 22, 2008	73,354	1.62	1.62	—

As discussed more fully in Note 7 to our consolidated financial statements which appear elsewhere in this prospectus, we granted stock options with a weighted average exercise price of $0.26 per share during the twelve months ended December 31, 2007 and with a weighted average exercise price of $1.04 per share during the three months ended March 31, 2008. The increase in weighted average exercise price resulted from continued growth in our revenue and a reduction in the net loss. Both of these factors resulted in an increase in common stock value when factored into our internal valuation model.

For each of the stock options described above, the exercise price was equal to the estimated fair value of our common stock on the date of grant, as determined by our board of directors. In making these determinations our board of directors relied upon the internal valuation model and other factors described above. Specifically, our board of directors took into account our operating results, market position and operating achievements at the time of grant, among other factors. The primary reasons for the difference between the fair value of our common stock on each of these dates are as follows:

•

On February 1, 2007, we granted options to purchase an aggregate of 321,859 shares of our common stock with an exercise price of $0.124 per share. Total revenues increased approximately 35% from the year ended December 31, 2005 to the year ended December 31, 2006. Total revenue increased approximately 18.9% from the quarter ended September 30, 2006 to the quarter ended December 31, 2006 and the number of active accounts increased by 8 accounts during that same period. At the end of December 2006, we withdrew our proposed 144A offering due to a lack of investor demand.

•

On April 24, 2007 and April 25, 2007, we granted options to purchase an aggregate of 1,246,270 and 400,000 shares, respectively, of our common stock with an exercise price of $0.124 per share. Total revenue increased approximately 19.2% from the quarter ended December 31, 2006 to the quarter ended March 31, 2007 and the number of active accounts increased by 29 accounts during that same period. On February 12, 2007 we sold 27,346,379 shares of Series E Convertible Preferred Stock to venture capital investors in a private placement at a price of $0.924 per share, resulting in net proceeds of approximately $20.0 million after the conversion of approximately $5.3 million of outstanding principal and accrued interest on convertible promissory notes held by insiders and existing investors. In March 2007, our co-founder and Chief Executive Officer resigned and our Chief Financial Officer assumed the position of interim Chief Operating Officer.

•

On July 24, 2007, August 17, 2007 and September 11, 2007 we granted options to purchase an aggregate of 101,045, 1,850,000 and 769,000 shares, respectively, of our common stock with an exercise price of $0.35 per share. Total revenue increased approximately 20.2% from the quarter ended March 31, 2007 to the quarter ended June 30, 2007 and the number of active accounts increased by 58 accounts during that same period. Additionally, in June 2007, we promoted our interim Chief Operating Officer to Chief Executive Officer.

•

On November 6, 2007 and December 11, 2007, we granted options to purchase an aggregate of 105,504 and 28,500 shares, respectively, of our common stock with an exercise price of $0.58 per share. Total revenue increased approximately 7.0% from the quarter ended June 30, 2007 to the quarter ended September 30, 2007 and the number of active accounts increased by 31 accounts during that same period. Additionally, in September 2007, we hired a Chief Financial Officer.

•

On January 22, 2008 and March 11, 2008, we granted options to purchase an aggregate of 1,823,328 and 71,237 shares of our common stock with exercise prices of $1.04 per share. Total revenue increased approximately 11.7% from the quarter ended September 30, 2007 to the quarter ended December 31, 2007 and the number of active accounts increased by 15 accounts during that same period. Additionally, in January 2008, we hired a Vice President of Sales and Marketing and a Vice President of Research and Development.

•

On April 22, 2008, we granted options to purchase an aggregate of 73,354 shares of our common stock with an exercise price of $1.62 per share. Total revenue increased approximately 21.6% from the quarter ended December 31, 2007 to the quarter ended March 31, 2008 and the number of accounts increased by 45 accounts during that same period. In determining this significant increase in fair value, our board of directors took into account significant progress in our business since the earlier date in terms of continuing revenue growth, increasing customer acceptance of our Transcollation technology and the fact that we filed a registration statement with the Securities and Exchange Commission for our initial public offering on March 13, 2008. In addition, all of the open positions on the executive management team have been filled with individuals with extensive industry and public company experience.

Based on an assumed initial public offering price of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding at March 31, 2008, was $            million, of which $             million related to vested options and $             million related to unvested options.

Warrants

Effective July 1, 2005, we accounted for warrants that are exercisable into redeemable preferred shares issued in connection with financing arrangements in accordance with FSP 150-5, Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable and accordingly, classified these warrants as liabilities. The estimated fair value of warrants classified as liabilities is adjusted for changes in estimated fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings.

We selected the Black-Scholes option pricing model to determine the fair value of warrants. The determination of the fair value using this model will be affected by assumptions regarding a number of complex and subjective variables. These variables include our expected stock volatility over the expected term of the warrant, risk-free interest rates, and the estimated fair value of the underlying preferred stock. The expected term used was equal to the remaining contractual term of the warrants. As we have been operating as a private company since inception, we were unable to use our actual stock price volatility data. Therefore, we estimated the volatility of the underlying stock based on historical stock prices of comparable medical device companies. Historical price volatilities of these companies were evaluated over a period of time equal to the expected term of the warrants. The risk-free interest rates were based on U.S. Treasury zero-coupon rates in effect at each reporting period with terms consistent with the expected term of the warrants.

The fair value of the underlying preferred stock at December 31, 2007 was determined by the board of directors based upon a valuation performed by management. These valuations were prepared utilizing the probability-weighted expected return method as prescribed by the AICPA Practice Aid Valuation of Privately-

Held-Company Equity Securities Issued as Compensation. These valuations took into consideration the following scenarios: (i) completion of an initial public offering; (ii) sale or merger; and (iii) remaining private. The valuation amounts determined under each scenario were then probability-weighted based upon our management’s best estimates of the occurrence of each scenario. The resulting value was then allocated to our common and each series of preferred stock based upon the economic impact of the conversion rights and liquidation preferences of the preferred stock.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, we determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. As of December 31, 2007, we had deferred tax assets amounting to $32.0 million of which $26.5 million was attributable to federal and state net operating loss carryforwards. Under SFAS 109, a valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including our past and future performance, the market environment in which we operate, the length of carryforward periods and annual carryforward limitations due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. Accordingly, we have established a full valuation allowance against our deferred tax assets as of December 31, 2007 and March 31, 2008 to reflect the uncertainty of realizing the deferred tax benefits, given our historical losses.

Our valuation allowance contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors including our past and future performance, the market environment in which we operate, the utilization of tax attributes in the past, and the length of carryforward periods and evaluation of potential tax planning strategies. If our performance or market conditions were to significantly deviate from our expectations or if the length of carryforward periods and/or the amount of annual loss carryforward available to us was limited, our income tax provision could be adversely affected.

We have not made any material change in the accounting methodology used to establish our valuation allowance during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate our valuation allowance. However, if our estimates regarding the valuation allowance are inaccurate, we may be exposed to losses or gains that could be material. We expect to continue to maintain a full valuation allowance against our deferred tax assets until an appropriate level of profitability is sustained or we are able to develop tax strategies that would enable us to conclude that it is more likely than not that a portion of our deferred tax assets would be realizable.

Valuation of Inventory

We value our inventory at the lower of cost or fair value through the establishment of inventory reserves. The inventory reserve is measured as the difference between the current cost of the inventory and estimated fair market value and is charged to the provision for inventory reserves, which is a component of our cost of revenues. At the point of recognition of an adjustment to reduce cost to estimated market value, a new, lower- cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in an increase in that newly established cost basis.

Our inventory reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors including inventory aging, forecasted customer demand for existing products and new product offerings, technological obsolescence and market conditions. If there were to be a sudden and significant decrease in demand for our products, a material difference between actual and forecasted demand for new products or if there were a higher incidence of inventory obsolescence because of rapidly changing technology, we could be required to increase our inventory allowance and our gross profit could be adversely affected.

We have not made any material change in the accounting methodology used to establish our inventory reserves during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate our inventory reserves. However, if our estimates regarding the inventory reserves are inaccurate, we may be exposed to losses that could be material. A 10% difference in the inventory reserves would have resulted in an incremental $25,000 of expense in fiscal 2007. Our inventory balance, net of reserves, was $2.7 million and $4.1 million at December 31, 2006 and 2007, respectively. Our inventory reserve balance was $383,000 and $248,000 at December 31, 2006 and 2007, respectively. We recorded a net increase in the provision for inventory reserves of $128,000, $358,000 and $305,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts contains uncertainties because the calculation requires management to make assumptions and apply judgment regarding a number of factors including the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay.

We have not made any material change in the accounting methodology used to establish our allowance for doubtful accounts during the past three fiscal years. We generally maintain a diverse customer base that mitigates the risk of concentration with one customer. However, if the overall condition of the healthcare industry were to deteriorate, resulting in an impairment of our customers’ ability to make payments, significant additional allowances could be required. Additionally, if a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our financial results.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate our allowance for doubtful accounts. However, if our estimates regarding the allowance for doubtful accounts are inaccurate, we may be exposed to losses that could be material. A 10% difference in the allowance for doubtful accounts would have resulted in an incremental $9,000 of expense in fiscal 2007. Our accounts receivable balance, net of allowance for doubtful accounts, was $2.6 million and $3.8 million, as of December 31, 2006 and 2007, respectively. The allowance for doubtful accounts was $64,000 and $89,000 at December 31, 2006 and 2007, respectively. Our provision for doubtful accounts was $16,000, $26,000 and $29,000 for the years ended December 31, 2005, 2006, and 2007, respectively.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. We adopted the provisions of FIN 48 effective January 1, 2007. No cumulative adjustment to our accumulated deficit was required upon adoption.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, or SFAS 157. This standard provides guidance on using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On January 1, 2008, we implemented Statement of Financial Accounting Standard No. 157, Fair Value Measurement, or SFAS 157, for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, we elected to defer implementation of SFAS 157 as it relates to our non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. We are evaluating the impact, if any, this Standard will have on our non-financial assets and liabilities. The adoption of SFAS 157 did not have a material impact on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in Statement 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Effective January 1, 2008, we adopted Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, or SFAS 159. This Standard permitted us to choose to measure many financial instruments and certain other items at fair value and established presentation and disclosure requirements. In adopting this Standard, we did not elect to measure any new assets or liabilities at their respective fair values.

In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS 141(R). The objective of SFAS 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The company is in the process of evaluating the impact, if any, that the adoption of SFAS 141 (R) will have on our results of operations and financial position.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, or SFAS 160. The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The company is in the process of evaluating the impact, if any, that the adoption of SFAS 160 will have on our results of operations and financial position.

On March 19, 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures About Derivative Instruments and Hedging Activities, or SFAS 161. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and enhances the disclosure requirements for derivative instruments and hedging activities. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect our results of operations or financial position.

BUSINESS

Overview

We are a medical technology company that develops and markets surgical products based on our proprietary Transcollation technology for the sealing of blood vessels and other collagen-based structures. We believe that our products improve surgical procedures and patient outcomes by enabling surgeons to substantially reduce blood loss during and after surgery. Our Transcollation technology has been used in over 180,000 surgical procedures to date. We focus on selling our products for use in orthopaedic hip and knee reconstructions and multi-level spinal fusions, which are significant markets with over 1.3 million procedures performed in the United States in 2007. Our Transcollation technology is also used in surgical oncology procedures and may be used in other surgical procedures, including trauma, single-level spinal fusions, minimally invasive spine and advanced laparoscopic procedures, which are markets we intend to pursue in the future.

Our principal Transcollation product, the Aquamantys System, was launched commercially in March 2006 and is comprised of single-use handheld devices and a proprietary radio frequency, or RF, energy generator system. This system delivers an optimized combination of RF energy and electrically conductive fluid, such as saline, to permanently seal blood vessels and other collagen-based structures in soft tissue and bone. Our Aquamantys System is designed to be easy to use and portable, allowing it to be used in different operating rooms throughout a hospital. Our Transcollation technology and Aquamantys System are based on our internally developed intellectual property, as well as intellectual property we license on a worldwide basis from Medtronic. Our marketed products have received FDA 510(k) clearance in the United States and equivalent regulatory clearance in targeted international markets.

Prior to 2003, our product line consisted entirely of a series of monopolar single-use handheld devices used in solid organ tumor removal to blunt dissect tissue and control bleeding, powered by standard third-party electrosurgical generators currently in place in hospitals. We launched our second product line in 2003 with the introduction of our single-use handheld bipolar sealers. Our first generation bipolar sealers were used to control bleeding in orthopaedic reconstructive and spinal procedures and, like our monopolar sealers, relied on standard third-party electrosurgical generators. In September 2007, we stopped selling our first line of bipolar sealers in order to focus our sales and marketing efforts on the Aquamantys System, which consists of a new line of bipolar sealers and a proprietary RF generator. We continue to sell monopolar devices, although their contribution to our total revenues has been decreasing due to the rapid growth of our sales of the Aquamantys System.

We believe our Transcollation technology provides clinical and economic benefits to patients, physicians, hospitals and payors by addressing many of the limitations of alternative blood loss management methods currently on the market. Clinical studies comparing our products to alternative blood loss management methods have shown that our products significantly reduce blood loss, the need for blood transfusions and operating time. We believe that the clinical benefits of our Transcollation technology also result in cost savings to hospitals and payors.

Our goal is to establish our Transcollation products as the standard of care for controlling surgical-related blood loss. In the United States, we sell our products through a direct sales organization comprised of approximately 70 sales representatives and eight managers. We intend to significantly expand the size of our direct U.S. sales force in order to grow our customer base and further penetrate existing accounts. As of December 31, 2007, we had 437 active customer accounts in the United States, which represented a 44% increase over the comparable period in 2006. As of March 31, 2008, we had 482 active customer accounts in the United States, which represented a 45% increase over the comparable period in 2007. We define an active customer account as an account that has purchased products from us in the most recently ended fiscal quarter. Despite our significant growth in the number of customer accounts, our target market remains substantially underpenetrated. We believe our current accounts represent approximately 10% of hospitals in the United States performing our targeted procedures. Internationally, we sell our products through a combination of distributors and direct sales representatives, and we expect to selectively grow our international sales presence.

In March 2008, we changed our name from TissueLink Medical, Inc. to Salient Surgical Technologies, Inc.

Our Strategy

Our strategy is to utilize our Transcollation technology to improve surgical procedures and patient outcomes. We intend to establish our Transcollation products as the standard of care for controlling surgical-related blood loss by demonstrating the clinical and economic benefits of Transcollation technology to clinicians, patients, hospitals and payors. To achieve this goal, we are pursuing the following business strategies:

•

Expand Our Direct Sales Force to Open New Accounts.    We plan to significantly increase the size of our direct U.S. sales force to expand hospital account coverage. We estimate our current penetration rate in U.S. hospitals performing orthopaedic reconstructions and spinal surgeries to be 10%. As a result, we believe that we have a significant opportunity to sell into hospitals where our products are not yet being used.

•

Further Penetrate Existing Accounts in the United States.    We believe there is a significant opportunity to increase our revenues with existing customers. We plan to leverage our relationships with existing customers to increase the number of surgeons using our products. In addition, through our demonstrated performance and supporting clinical and cost benefit data, we intend to expand the types of procedures for which our products are used by existing surgeon customers.

•

Continue to Launch New Products Which Enhance the Value of the Aquamantys System.    We plan to launch several new products to further enhance the applicability and performance of our Aquamantys System. We believe these new products will provide greater utility to surgeons in performing certain surgical procedures, and we will continue to solicit feedback from surgeons in developing new products.

•

Expand the Use of Our Technology Into New Market Opportunities.    We believe that our Transcollation technology represents a platform technology that can be used broadly in a number of new markets to seal blood vessels and other collagen-based structures. We intend to focus some of our research and development efforts in the near future on new market opportunities, including single-level spinal fusions, minimally invasive spine surgery, trauma surgery and advanced laparoscopic surgery.

•

Continue to Expand and Protect Our Intellectual Property Position.    We believe we have a strong intellectual property portfolio, including technology and patents licensed from Medtronic. We own or license over 50 patents and over 25 patent applications in the United States and internationally. We intend to continue to expand and protect our intellectual property portfolio.

•

Selectively Expand our International Sales Presence.    We plan to continue to expand our direct sales force and distributor network in selected countries outside the United States where we believe there is significant market opportunity for our products.

In addition, we plan to expand the use of our technology into surgical procedures where our technology may provide surgical benefits beyond reduced blood loss. We also intend to internally develop or acquire new surgical technologies we believe to be of value to our customers.

Market Opportunity

According to a study published by Medtech Insight, it is estimated that more than 32.7 million surgical procedures were performed in the United States in 2006. Bleeding and blood loss are common to all surgeries and represent a significant challenge to the healthcare system, particularly due to medical complications and costs associated with blood transfusions. Bleeding during certain procedures can often compromise surgeon visibility, which may impact patient outcomes and extend operative times. Blood loss during and after surgery may lead to sub-optimal clinical outcomes, extended hospital stays and increased costs.

Patients who receive blood transfusions are susceptible to bacterial and viral infections, transfusion reactions, immune system suppression and other medical complications. These risks vary from 1-in-1,000 for transfusion reactions to 1-in-30,000 for hepatitis and 1-in-1,500,000 for HIV. Human error associated with the handling of donated blood can also contribute to serious complications or death, with a recent study reporting that human error occurs in 1-in-25,000 blood transfusions. Blood shortages often occur due to high transfusion demand, a shrinking donor pool and the finite shelf life of blood, leading to cancellations or delay of elective surgeries.

Surgical procedures commonly associated with significant blood loss include orthopaedic, spine, oncological, gynecological, gastroenterology and other general surgeries. We currently focus primarily on orthopaedic hip and knee reconstructions and multi-level spinal fusions. These procedures represent large and growing market opportunities, driven by an active and aging population and improved surgical techniques. It was estimated by Medtech Insight that there were over 1.2 million hip and knee reconstructive procedures and 135,000 multi-level spinal fusions performed in the United States in 2007, which are projected to grow through 2012 at an annual rate of approximately 6% and 5%, respectively.

According to a study published in the Journal of Bone and Joint Surgery by Bierbaum et al., 15.7% of patients undergoing reconstructive hip and knee procedures received allogeneic blood transfusions. This rate ranges from 11% for patients receiving a primary knee replacement to 37% for patients undergoing a revision hip replacement. The study also demonstrated that receiving allogeneic blood transfusion results in a one day increase in hospital stay and a significant increase in the risk of infection. In addition, the study showed that patients who predonated blood may still require a blood transfusion from another donor, which is referred to as an allogeneic transfusion. According to a study published in SPINE by Nuttall et al. in 2000, approximately 36% of patients undergoing spinal fusions require allogeneic blood transfusions, with the transfusion risk increasing with the number of levels fused.

Physicians use a variety of methods separately or in combination to limit the amount of bleeding during surgery. The most common method used to manage blood loss is electrocautery. Electrocautery devices, often called “bovies,” utilize a generator to deliver RF energy to an electrode which can reach temperatures in excess of 300°C (572°F). We believe there are a number of drawbacks to electrocautery, including the length of time required to achieve hemostasis, charring of tissue, noxious smoke and the tearing and re-bleeding caused by electrodes sticking to tissues. In addition, we believe electrocautery is ineffective when used on large blood vessels or large areas of oozing tissue.

Other alternative blood loss management methods include autologous predonation of blood, topical sealants, gels, biologics, hypotensive anesthesia, hemodilution, reinfusion of lost blood, erythropoietin (EPO), hemostatic sponges, ultrasound and pharmaceutical agents designed to reduce operative blood loss. These alternative methods for managing surgical blood loss have significant drawbacks, including limited effectiveness, high transfusion rates, high cost, lack of suitability for certain patients, difficulty of use and increased risk of medical complications. We believe an unmet clinical need exists for technologies and products that enable surgeons to perform surgical procedures in a safer, easier, faster and more cost-effective manner.

Our Solution

We have developed our Aquamantys System and other products based on our proprietary Transcollation technology platform for sealing of blood vessels and other collagen-based structures. This technology enables physicians to better manage blood loss during and after surgery, which we believe provides clinical and economic benefits to patients, physicians, hospitals and payors. As of March 31, 2008, over 180,000 patients have been treated with our products to control blood loss in orthopaedic hip and knee reconstruction, multi-level spinal fusions, and surgical oncology procedures.

Our Transcollation technology targets collagen, a protein contained in tissue throughout the body, including blood vessel walls. When collagen is heated between 75°C and 100°C it shrinks, causing the blood vessel walls to contract, resulting in a permanent seal. See Figure 1 below.

Our single-use handheld Transcollation devices deliver RF energy in combination with saline to reduce surgical-related blood loss. The saline conducts RF energy from the electrodes of our devices to the treatment area and also acts as a cooling agent, keeping the surface of the tissue below 100°C which prevents it from charring. The saline also acts as a lubricant, allowing surgeons to move the handheld device in a simple painting motion on the surgical site. These attributes enable quick and consistent sealing of the targeted blood vessels to reduce surgical-related blood loss. As the tissue is treated, it changes color from pink to light tan which provides a visual cue that sealing is complete.

Figure 1.

Figure 1(a)	Figure 1(b)	Figure 1(c)

Figure 1 shows the effect of Transcollation technology on a blood vessel. Figure 1(a) shows a blood vessel prior to application of Transcollation technology. Figure 1(b) shows a blood vessel after the Transcollation process has been initiated with vessel wall thickening due to transformation of collagen. Figure 1(c) shows the permanently sealed blood vessel.

When compared to existing methods of managing surgical blood loss, particularly electrocautery, we believe that our Transcollation technology provides the following advantages when it is used during surgical procedures:

Benefits to Patients

•	Reduced Need for Blood Transfusions. Transcollation reduces the need for transfusions, which may significantly reduce the risk of infections or other post-operative complications.

•	Reduced Operating Time. Transcollation reduces operating room time, which can lower the risk of anesthesia-related complications and surgical infection.

•

Improved Post-Operative Outcomes.    Surgeons report that Transcollation improves post-operative outcomes, including reduced bruising, pain and swelling, which can result in improved range of motion, shorter hospital stays and faster recovery.

Benefits to Physicians

•

Improved Visibility and Reduced Operating Time.    Transcollation may improve surgeon visibility of the operative site by reducing excessive bleeding within the surgical field, which can allow the surgeon to complete surgeries more efficiently and effectively.

•

Better Patient Outcomes.    Transcollation reduces blood loss, which surgeons report results in less bruising and swelling, allowing for earlier patient mobility and range of motion, which are correlated with improved patient outcomes.

•

Reduced Need for Post-Operative Care.    Transcollation reduces the need for blood transfusions and surgical blood collection drains, which can result in a reduced need for post-operative care, fewer post-operative complications and less frequent physician follow up.

•

Ease of Use.    Our Aquamantys RF generator has a simple user interface with pre-defined settings based on a proprietary algorithm that optimizes the relationship between the RF power level and saline flow rate.

Benefits to Hospitals and Payors

•

Reduced Incidence of Blood Transfusions.    Transcollation reduces the need for transfusions, which we believe generates cost savings for hospitals and payors. According to a January 2007 publication by the Joint Commission on the Accreditation of Healthcare Organizations (JCAHO), the cost of transfusing a unit of blood is estimated to be between $500 and $700. The total cost associated with a blood transfusion can significantly exceed $700 as a result of transfusion-related complications and the need for multiple units of blood.

•	Reduced Operating Time. Transcollation enables more efficient surgical procedures, which potentially allows hospitals to increase the turnover rate of operating rooms.

•

Reduced Hospital Stay.    Transcollation may reduce the amount of post-operative care and the risk of post-operative complications, both of which can lead to shorter hospital stays. Procedures requiring blood transfusions often require the patient to stay one or more additional days in the hospital. According to a study published by RTI Health Solutions in 2005, the average cost of one additional day in a hospital in the United States exceeds $1,100.

While the Company believes that the use of Transcollation Technology and electrocautery, when used to control blood loss, are intended to provide similar clinical benefits, the Company believes, based on studies and surgeon reports, that the Company’s products are more effective at providing the clinical and economic benefits described above.

Our Products

Our products, based on our Transcollation technology, deliver an optimized combination of RF energy and saline to safely and effectively reduce surgical-related blood loss. The Aquamantys System, which was commercially launched in the first quarter of 2006, is the latest generation of our Transcollation products and is the primary system that our direct sales force currently markets in the United States. The Aquamantys System improves upon our earlier generation bipolar sealer (BPS) line, with superior performance characteristics including improved ease of use and more effective delivery of RF energy and saline.

The Aquamantys System

Our Aquamantys System is designed to be intuitive and easy to use for both surgeons and operating room staff. The Aquamantys System features our proprietary electrosurgical RF generator that optimizes the delivery of RF energy and saline flow through our proprietary single-use handheld bipolar sealers. See Figure 2 below. In our experience, operating room staff can typically be trained to use the Aquamantys System in one short training session. Our Aquamantys System is portable and can be easily wheeled from one operating room to another within a hospital. Our Aquamantys System is comprised of the following components:

•

Our Aquamantys RF generator is an electrosurgical generator with a rotary peristaltic pump that is designed for use with our Aquamantys single-use handheld bipolar sealers. The generator provides the surgeon with a choice of flow rate settings via an easy to use touch screen panel on the front of the generator. We have embedded a proprietary algorithm into our generator that optimizes the relationship between RF power and saline flow rate upon activation of the single-use handheld device.

•

Aquamantys Bipolar Sealers are single-use handheld devices that have been designed for use with our Aquamantys RF generator for sealing blood vessels and other collagen-based structures. A single button on the handheld device is used to activate the simultaneous flow of RF energy and saline, which is automatically controlled by our Aquamantys RF generator. Three versions of these handheld devices are currently available for clinical use. These devices differ in respect to the size and configuration of the electrode tips, allowing for procedure specific applications. Our newest single-use handheld device incorporates a malleable shaft and a LED which illuminates the treatment area, offering better visualization to users.

Figure 2.

Figure 2 shows our Aquamantys System, our Aquamantys RF generator, our Aquamantys bipolar sealer and a close-up of the electrodes on an Aquamantys bipolar sealer.

Our Monopolar Product Line

Our monopolar products, initially introduced in 2001, deliver RF energy and saline to a surgical site through the use of a single-use handheld device with a single electrode that is used in conjunction with a return electrode pad, also known as a grounding pad, attached to the patient’s body. These devices were optimized for use in surgical oncology procedures, and are used to seal blood vessels prior to cutting, to stop active bleeding during surgery and for blunt dissection of an organ to remove cancerous tissue. Multiple versions of our monopolar products, including our Dissecting Sealers, our Endo Sealing Hook and our Endo Floating Ball, are available for open and laparoscopic surgical procedures.

Our Clinical Results

The benefits of our Transcollation technology, including reductions in surgical-related blood loss, the need for blood transfusions and surgical procedure times, are supported by independent as well as sponsored studies, some of which have been peer-reviewed. When compared to electrocautery and other alternative blood loss management methods, statistically significant studies have demonstrated that Transcollation technology achieves:

•	A greater than 70% reduction in blood transfusions for patients receiving a primary hip replacement.

•	A greater than 60% reduction in blood transfusions for patients receiving a primary knee replacement.

•	A greater than 70% reduction in blood transfusions for liver resections.

•	A greater than 33% reduction in operative time during multi-level spinal fusion surgery for pediatric scoliosis patients.

•	A significant reduction in post-operative hemoglobin decline in patients undergoing total knee replacement.

A patient’s hemoglobin level is an objective measure of the oxygen carrying capacity of red blood cells in circulation that is often used to determine the need for blood transfusions. Hemoglobin levels decline significantly during surgical procedures as a result of blood loss, which may lead to anemia, fatigue, and the risk of cardiovascular complications. The clinical decision to transfuse a patient is often based on a patient’s hemoglobin level or the development of symptomatic anemia. The reduction in blood loss and transfusions associated with the use of our Transcollation technology is related primarily to its ability to preserve hemoglobin levels in patients undergoing surgical procedures.

We are targeting procedures which are associated with significant blood loss and high rate of transfusions. The ability of our Transcollation technology to significantly reduce bleeding allows for the maintenance of higher intraoperative and postoperative hemoglobin levels. This offers a clinical and competitive advantage compared to alternative blood loss management methods, which more frequently result in the need for a patient to receive a transfusion.

While these results are typical of the results we have seen using both our monopolar devices and our newer Aquamantys System, both of which use our proprietary Transcollation technology, our clinical results with respect to our Aquamantys System are currently supported by studies based on follow up data taken from patients less than one year after surgery in retrospective, non-randomized limited studies that have not yet been published. We are aware of a limited number of adverse events using our technology, the majority of which resulted from the use of our monopolar devices and were non-life threatening burns caused by the device or the return electrode pads used with the device. See “Business—Government Regulation –Pervasive and Continuing Regulation” for additional information.

Sales and Marketing

Our sales and marketing efforts primarily focus on surgeons and hospital personnel responsible for product purchasing decisions related to our targeted surgical procedures.

In the United States, we sell our products through a direct sales force. As of March 31, 2008 and December 31, 2007, our sales force in the United States consisted of approximately 70 sales representatives and eight managers. Each sales representative is responsible for opening new hospital accounts and cross-selling the use of our products across targeted surgical procedures within the hospital. The compensation package for our direct sales force and sales management in the United States is comprised of a base salary plus commission structured to drive revenue growth. The commission portion of each individual’s compensation package varies and consists of two rate tiers: a lower commission rate paid based on all revenue equal to the prior year revenue and a higher rate paid on incremental revenue over the prior year.

We intend to continue to increase the number of our direct sales representatives to further penetrate our target market. As of December 31, 2007, we had 437 active customer accounts in the United States or approximately 10% of all hospitals in the United States that perform our targeted procedures. As of March 31, 2008, we had 482 active customer accounts in the United States. The current focus of our sales force is on hospitals performing orthopaedic reconstructions and hospitals performing spine surgeries. Currently, no single hospital accounts for greater than 5% of our revenues.

Internationally, we sell our products through a combination of distributors and direct sales representatives. As of March 31, 2008, our international sales organization consisted of a network of nine international distributors and two direct sales representatives in the United Kingdom. We continue to strategically expand our international sales force through a combination of direct sales representatives and distributors.

Our current marketing efforts are designed to establish Transcollation products as the standard of care for blood loss management in a broad range of surgical procedures. Our primary marketing materials include published clinical data, internal marketing materials and medical conferences and trade shows. In the future, we intend to expand our marketing efforts beyond surgical blood loss management to include other applications being addressed through our research and development efforts.

Reimbursement

In the United States, we do not rely directly on reimbursement from third-party payors, such as Medicaid, Medicare and private insurers, for any of our products. Medicare reimburses hospitals at a pre-determined amount for inpatient procedures, regardless of the actual cost for such treatment, based primarily on the patient’s diagnosis and procedures performed on the patient during the hospital stay. As a result, hospitals do not receive reimbursement based on the costs of our product. Many other third-party payors, including commercial insurers and managed care companies, pay for inpatient hospital services using a payment system similar to Medicare’s or using a per diem payment system in which there is also no separate reimbursement for the costs of our product.

As of October 1, 2007, the Centers for Medicare and Medicaid Services, or CMS, implemented a revised version of the DRG system that uses 745 Medicare Severity DRGs, or MS-DRGs, instead of the approximately

540 DRGs Medicare previously used. The MS-DRGs are intended to account more accurately for the patient’s severity of illness when assigning each patient’s stay to a payment classification. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient’s stay is assigned, regardless of the actual cost to the hospital of furnishing services to the patient. Accordingly, hospitals do not receive separate Medicare reimbursement under IPPS for the specific costs incurred in purchasing our products. Rather, reimbursement for these costs is deemed to be included within the MS-DRG-based payments made to hospitals for the services furnished to Medicare-eligible inpatients in which our products are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which our product is used. Many other private health insurance plans and Medicaid plans also use a DRG system or a per diem payment system in which the payment amount is fixed in advance and does not vary based on the services furnished to the particular patient, and other private health insurance plans pay hospitals a negotiated percentage of the hospital’s charges for each patient. Following the revision to the DRG system in October 2007, reimbursement for orthopaedic hip and knee reconstructions and spinal procedures increased by an estimated two to five percent over prior year.

In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines. There can be no assurance that reimbursements will be available for our products in these markets or, if available, that reimbursement policies of third parties will not adversely affect our ability to sell our products.

Research and Development

Our research and development efforts are focused primarily on developing enhancements to our current product lines and on developing complementary products and technologies for use in orthopaedic reconstruction, spinal surgeries and other new applications. Our research and development department has extensive experience in developing products that utilize our Transcollation technology to significantly reduce blood loss during surgical procedures. Our team continues to work closely with our physician advisory boards and customers to design products that are intended to improve patient care, simplify techniques and reduce overall costs.

As of March 31, 2008, we had 11 people engaged in research and development. We incurred research and development expense of approximately $3.0 million in 2007 and approximately $0.7 million in the first three months of 2008. We anticipate that research and development expense will increase as we expand the applications of our platform technology to further penetrate current markets and expand into new clinical areas.

In April 2008, we entered into a services agreement with Aubrey Group, Inc., or Aubrey, for design activities related to an enhanced version of our Aquamantys RF generator. We will compensate Aubrey on a time-and-materials basis, and we can terminate the agreement for any reason with 30 days notice. All intellectual property developed under the agreement with Aubrey will be owned by us, but Aubrey will be granted the non-exclusive right to use this intellectual property for products other than electrosurgical generators and/or handheld devices for other liquid-cooled radio frequency energy products.

Manufacturing

We outsource the manufacture of all our products. Our single-use handheld devices for our Aquamantys system are made by two companies located in the United States, and we contract with a third company also located in the United States for the manufacturing of our monopolar single-use handheld devices. The manufacturing process for these devices includes the assembly, testing, packaging, sterilization and inspection of components that have been manufactured to our specifications. Sterilization testing is processed at a certified third-party laboratory to verify the effectiveness of the sterilization process. Assembly operations at these manufacturers are supported by our quality assurance and manufacturing engineers.

In May 2005, we entered into a manufacturing agreement with Phase II Medical Manufacturing, Inc. (Phase II) for the manufacturing of our Aquamantys single-use handheld devices. This agreement requires us to purchase a minimum number of devices through August 2008, and in the event the agreement is terminated, we are required to purchase an additional six months of product inventory, including raw material components and work in process. The agreement does not have a formal end date, but it can be terminated by us or Phase II if a material breach under the agreement is not cured within 30 days of notification of the material breach.

In February 2008, we entered into a second contract manufacturing agreement for the manufacture of our Aquamantys single-use handheld devices with the Medtech Group, Inc. (Medtech). The agreement expires in February 2013 unless 120 days prior written notice is provided to the other party. This agreement may be terminated by us if a material breach by Medtech is not cured within 60 days of notification of the breach, and Medtech may terminate the agreement if a material breach by us is not cured within ten days of notification of the breach.

We believe that our two contract manufactures for our Aquamantys single-use handheld devices, Phase II and Medtech, have the capacity to meet our supply needs for these devices through 2010. In addition to these two manufacturers, we expect to have in-house pilot-line capability in our new facility which we expect to be constructed by the end of 2008. We believe this in-house pilot line capability will enhance our ability to quickly bring new products to market by allowing our engineers and quality staff to develop the manufacturing process prior to engaging the contract manufacturers.

Our Aquamantys RF generator is made in Germany under a supply agreement with Soering, GmbH. The agreement expires in October 2008 and contains an optional three year extension which must be executed 120 days prior to expiration. This agreement may be terminated by us if a material breach by Soering is not cured within 90 days of notification of the breach, and Soering may terminate the agreement if a material breach by us is not cured within ten days of notification of the breach.

In November 2004, we entered into a supply agreement with Registrant and Design Standards Corporation (Registrant Design) for the manufacture of our monopolar single-use handheld devices. The agreement does not have a formal end date, but it may be terminated by us or Registrant Design if a material breach under the agreement is not cured within 30 days of notification of the breach.

The majority of our product components are purchased directly by our contract manufacturers, although some of the more expensive, complex or long-lead time components may be purchased by us and transferred to our contract manufacturers during the startup phase of a product’s life. Most of our components are single-sourced; however, we do not anticipate any difficulty identifying additional suppliers, if necessary. We purchase certain tooling and manufacturing equipment, including molds and fixtures, for use by the manufacturers of our single-use handheld devices. We grant to the manufacturers the right to use such tooling and equipment for purposes of manufacturing our products. We retain title to such tooling and equipment, and have the right upon termination of the applicable manufacturing agreement to request that the manufacturer either return the tooling and equipment to us or dispose of it in accordance with our instructions. We believe that we can transfer the tooling and manufacturing equipment to a new supplier without disrupting the production of finished single-use handheld devices.

We believe that our quality assurance systems are in compliance with the Quality System Regulation, or

QSR mandated by the FDA. For sales of products outside the United States, we believe that our products and quality systems are in compliance with the current quality management standard, ISO 13485:2003 for medical devices.

Competition

The medical device industry is highly competitive, subject to rapid technological change and significantly affected by new product introductions and activities of other market participants. Our currently marketed products are, and any future products we commercialize will be, subject to intense competition. We believe the principal competitive factors in our markets include:

•	safety and efficacy;

•	ease of use;

•	product recognition and reputation with practitioners and hospitals;

•	speed to market;

•	technical leadership and superiority; and

•	cost of the product.

We face competition from several companies that provide alternative blood loss management methods such as surgical sealants, electrocautery, hemodilution, cell salvage, reinfusion of lost blood, erythropoietin (EPO), ultrasound and hemostatic sponges. In addition, we are aware of several companies that make products or technologies involving the use of both RF and saline, as well as bipolar and monopolar devices for uses other than blood loss management. These companies include, but may not be limited to, Angiodynamics, Arthrocare, CONMED Medical, Covidien, Erbe, Gyrus, Integra LifeSciences, Johnson & Johnson, Medtronic, Resect Medical, Smith & Nephew, SurgRx and Synergetics. We are also aware of several companies that make products or technologies for blood loss management or dissection that do not involve the use of RF or saline. These products include, but may not be limited to, Covidien’s Ligasure System, Erbe’s Helix Hydro-Jet product, Haemonetics’ Cell Saver and OrthoPAT systems, Integra Life Sciences’ CUSA Ultrasonic Surgical Aspiration System, and Johnson & Johnson’s Harmonic products. These companies may have substantially greater sales and financial resources than we do. In addition, these companies may have more established distribution networks, entrenched relationships with physicians and hospitals, and greater experience in launching, marketing, distributing and selling products.

Our ability to compete successfully will depend on our ability to continue to develop products that reach the market in a timely manner and are safer, less invasive and less expensive than alternatives available for the same purpose. It will also depend on the ability of our customers to receive adequate reimbursement for the use of our products. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing products.

Intellectual Property

Medtronic License Agreement

In August of 1999, we entered into a license agreement with Medtronic pursuant to which we license certain intellectual property related to our products and technology. Our license agreement has been subsequently amended four times. This worldwide license is exclusive for a broad range of medical applications, is co-exclusive for certain other medical applications including spinal procedures and procedures relating to the brain, head and neck, and is non-exclusive for a standard RF generator. Among other provisions, our license with Medtronic enables us to sublicense in the areas in which we hold exclusive and non-exclusive rights, and does not grant back to Medtronic any rights to other intellectual property we have developed or acquired. As of March 31, 2008, there are five issued U.S. patents included in the license from Medtronic that relate to products or technology currently marketed by us. These patents relate to the simultaneous application of an electrically conductive fluid and RF energy for both our monopolar and bipolar products, and an RF generator that provides a flow of the electrically conductive fluid based on the RF power setting. In addition, there are another 44 issued U.S. patents included in the license from Medtronic. Our license agreement with Medtronic also provides that the licenses granted will continue until the date all patents licensed under the agreement have expired. The earliest of the licensed patents will begin to expire in 2013.

Our license agreement with Medtronic provides that we make certain royalty payments to Medtronic of 2.0% to 7.5% of net product sales based on our product sales mix and cumulative volume of sales to date, and also requires us to make minimum annual royalty payments of $300,000. Pursuant to amendments to our license agreement, we have made royalty payments to Medtronic in the years 2004, 2005, 2006 and 2007 and will continue to do so through 2008, in lieu of cash, in the form of promissory notes and warrants to purchase our Series D Convertible Preferred Stock, which will become warrants to purchase our common stock upon consummation of this offering. See “Description of Capital Stock—Warrants” and Note 10 to our audited consolidated financial statements, contained elsewhere in this prospectus, for additional detail. We will be required to pay off our Medtronic promissory notes in full upon closing of this offering.

Under the terms of the license agreement, Medtronic has a right of first refusal to prosecute claims that third parties have infringed the licensed intellectual property and will retain a majority of the proceeds from any such successful prosecution. If Medtronic does not prosecute such infringement, we may prosecute such claims, but must provide Medtronic with a portion of any proceeds we may recover from infringers. We have the option of offsetting the costs of such prosecution against our annual royalty payments in exchange for providing Medtronic a larger portion of any proceeds.

Intellectual Property Strategy

Our patent strategy is to seek patent protection for our products from the in-licensed Medtronic intellectual property, where plausible, as well as from our own internally created intellectual property for improvements beyond the Medtronic intellectual property. In this manner, our products may be protected by intellectual property from both sources, which includes numerous patents having varying priority dates. In addition to the patents licensed from Medtronic, as of March 31, 2008, we own six issued U.S. patents and 22 pending U.S. patent applications which cover products and technology developed by us. These patents will not begin to expire until 2020. Internationally, we have a number of patent applications pending in certain countries of the European Union and Japan.

Our trademark strategy is to seek trademark registration for our corporate trademarks, as well as certain trademarks related to our products and technology, in the United States and certain other major markets. We do not seek registration of all our marks in every country in which we do business, including the United States.

The SALIENT and TRANSCOLLATION word marks are pending for registration in the United States. Registration of the AQUAMANTYS word mark is pending in the United States and, through an international application, the European Union, China and Japan.

We require our employees, consultants and advisors to execute confidentiality and inventions agreements in connection with their employment or services. We also require our inventors to execute assignments to the inventions for which we choose to seek patent protection.

Government Regulation

Governmental authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of products such as those we sell and are developing. Failure to obtain approval to market our products under development and to meet the ongoing requirements of these regulatory authorities could prevent us from marketing and continuing to market our products.

United States

Our products are regulated as medical devices under the Federal Food, Drug and Cosmetic Act, or the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

•	product design, preclinical and clinical development and manufacture;

•	product premarket clearance and approval;

•	product safety, testing, labeling and storage;

•	record keeping procedures;

•	product marketing, sales and distribution; and

•	post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either premarket notification, or 510(k), clearance or approval of a premarket approval application, or PMA, from the FDA. User fees, which increase each year and which are specific for the type of submission that is made, must be paid to the FDA at the time that the 510(k) or PMA is submitted. The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA’s general regulatory controls for medical devices, or General Controls, including appropriate, truthful and non-misleading labeling, advertising and promotional materials, facility registration and product listing, reporting of adverse medical events and adherence to applicable portions of the FDA’s QSR, which are device-specific good manufacturing practices. Class II devices are subject to General Controls and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device, or Special Controls, including special labeling requirements, mandatory performance standards and post-market surveillance. Manufacturers of most Class II and some Class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. Class III devices are those devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device. Class III devices require the FDA approval of a PMA before they can be marketed. All of our currently marketed products are Class II devices marketed pursuant to 510(k) clearances.

510(k) Clearance Pathway

To obtain 510(k) clearance, we must submit a 510(k) pre-market notification demonstrating that the device in question is substantially equivalent to one or more legally marketed predicate devices that is either in Class I or Class II, or to a Class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. In evaluating the 510(k), the FDA must determine that the device has the same intended use as the predicate device and either has the same technological characteristics as the predicate device or does not raise different questions of safety and effectiveness and is demonstrated to be as safe and effective as the legally marketed device. Most 510(k)s do not require clinical data for clearance. The FDA is required to issue a decision letter within 90 days if it has no additional questions or send a first action letter requesting additional information within 75 days. The FDA may not meet the applicable performance goal review time. In addition, requests for additional data, including clinical information, will increase the time necessary to review the notification. Unless the FDA informs the manufacturer that a 510(k) is not required or agrees that a new device is substantially equivalent to a predicate device, the new device will be classified in Class III, and the manufacturer must submit a PMA or, may, depending on the nature of the device, petition the FDA to make a risk-based determination of the new device and reclassify the new device as a Class I or II device. Modifications to 510(k)-cleared medical devices may or may not require the submission of another 510(k) or a PMA depending on whether the changes will significantly affect the safety or effectiveness of the device or will cause the device to be marketed for a new or different indication. We have made and plan to continue to make additional product enhancements to our marketed products that we believe do not require new 510(k) clearances. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) clearance. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety, or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating, or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patients informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the appropriate regulatory authority in the applicable country. To date, none of our submissions to the FDA have required the submission of clinical data. However, we are conducting some non-significant risk post-market studies. As a result, we do not believe that we are required to obtain FDA approval of an IDE. However, we did receive the approval of the participating IRBs and obtained informed consents from all study patients. If the FDA disagrees with our determination that the study is a non-significant risk study, the FDA could require us to stop the study and could take enforcement action against us.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include, among others:

•	QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•

labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or off-label uses and impose other restrictions on labeling and promotional activities;

•

medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	notices of corrections or removals, and recall regulations.

The MDR regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. As of March 31, 2008, we have submitted 18 MDR reports to the FDA. Of these 18 MDRs reported, 14 were reported as adverse events and four as product problems. Of these 14 reported adverse events, 12 were related to burns caused by the device or burns related to the return electrode pads. Two of the adverse events were related to the outcomes of surgery. In December 2007, FDA requested additional information on three (3) MDR reports we submitted in 2006 and 2007 involving accidental burns to patients. We submitted a response to the FDA on January 18, 2008, and have not received any further follow-up regarding these MDRs. We conducted a voluntary recall of our adapters in August 2004 due to a product problem and not an adverse event. No patient injuries were reported and the recall of approximately 250 adapters was completed in September 2004. We conducted a voluntary recall of our DS 3.5 Dissecting sealer in February 2005 due to a product problem and not an adverse event. No patient injuries were reported and the recall of approximately 225 devices was completed in April 2005.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement actions brought under health care reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims.

We have registered with the FDA as a medical device specification developer. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the FDA and these inspections may include the manufacturing facilities of our subcontractors. Failure to comply with applicable regulatory requirements can result in enforcement actions by the FDA, which may include any of the following sanctions:

•	untitled letters, warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recall or seizure of our products;

•	customer notification, or orders for repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing or delaying our request for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals that are already granted;

•	refusal to grant export approval for our products; and

•	criminal prosecution.

The FDA inspected our facility in 2002. In this inspection no significant incidents of noncompliance were found. We cannot assure you that we can maintain the same level of regulatory compliance in the future at our facility.

Current Clearances

We have received 510(k) clearances to market our single-use handheld devices and our Aquamantys RF generator. Our single-use handheld devices and Aquamantys RF generator are Class II devices under FDA regulations, and are subject to 510(k) clearance prior to market. The 510(k) we received for our TissueLink Aquamantys Pump Generator System includes clearance for the pump generator, cart, and Aquamantys 6.0 and 2.3 Bipolar Sealers. We do not presently have any 510(k) or pre-market approval submissions pending at the FDA.

Cleared 510(k)’s for Salient Surgical Technologies

Device	510(k)#	Decision Date
TissueLink Monopolar Floating Ball(2)	K002680	11/13/2000
TissueLink Bipolar Forceps(3)	K003005	12/08/2000
TissueLink Monopolar Floating Ball	K010662	04/27/2001
TissueLink Bipolar Forceps(3)	K010661	05/03/2001
TissueLink Solid Cylinder Monopolar Device	K014260	03/27/2002
TissueLink Bipolar Floating Ball
Amendment (ADP Adapter)(1)	K022532	06/30/2003
TissueLink Bipolar Floating Ball Device(1)	K020574	05/20/2002
TissueLink Bipolar Floating Ball Device(1)	K022532	02/12/2003
TissueLink Sealing Forceps, Model 1 21-202-1(3)	K030380	03/03/2003
TissueLink Bipolar Sealer 2.3
(Bipolar Floating Ball) Device(1)	K032132	08/20/2003
TissueLink Aquamantys Pump
Generator System	K052859	10/25/2005
TissueLink Aquamantys SS 4.0 Bipolar Sealer	K063639	02/22/2007
TissueLink Aquamantys Malleable Bipolar Sealer with Light	K073495	01/09/2008

(1)	These products were discontinued on September 30, 2007, due to the conversion of our customer base to the Aquamantys System from there previous generation bipolar sealers and adapters.
(2)	This product was discontinued due to low customer demand.
(3)	These products have not been commercially launched.

European Union

Our products are regulated in the European Union as medical devices per the Medical Device Directive. An authorized third party, or Notified Body, must approve our products for CE marking. Our existing single-use handheld devices were approved for CE marking, with the initial approvals occurring in 2001. All products, with the exception of the following single-use handheld devices, are currently CE marked: the BPS 2.3, the SS 4.0 Bipolar Sealer and the Malleable Bipolar Sealer with Light. We cannot assure you that we will be able to obtain the CE mark approval for new products in the future. The CE mark is contingent upon our continued compliance with the applicable regulations and the requirements for quality management systems specified in the ISO 13485:2003 standard.

The European Community has regulations similar to that of the FDA for the advertising and promotion of medical devices, clinical investigations, and adverse events. We believe that we are in compliance with such regulations at this time.

Rest of the World

Most major markets outside of the United States and the European Union have different levels of regulatory requirements for medical devices. Our monopolar single-use handheld devices are currently approved, cleared, licensed, or registered in Canada, South Africa, Japan, Australia, China, several South American countries and several Middle Eastern Countries. Our bipolar products are currently licensed in many of the same countries. Modifications to the approved products require a new regulatory submission in all major markets. The regulatory requirements and the review time vary significantly from country to country. We cannot assure you that we will be able to obtain or maintain the required regulatory approvals. Our devices can also be marketed in the several other countries that do not regulate medical devices. We cannot assure you of the timing or the successes of our efforts to obtain the approvals for the current and future products in international markets.

Quality Systems

We maintain a state-of-the-art quality management system that focuses on the design, manufacture, packaging and distribution of our products and the continuous improvement of our systems. We achieved certification to the International Standards Organization, or ISO, quality management system standards ISO 9001/EN4600 in 2001. We successfully migrated our quality management system to ISO 13485:2003 in 2005. Our quality management system incorporates both advanced electronic and paper systems. We are continuing to move toward a completely electronic environment, with quality assurance processes and tools to continue to enable full audit trails. We believe our quality management systems are robust and scalable, and will continue to support our expected growth while ensuring that our products meet the highest standards of safety and quality.

The FDA has established regulations at part 11 of Title 21 of the Code of Federal Regulations applicable to records in electronic form that are created, modified, maintained, archived, retrieved, or transmitted under any records requirements set forth in FDA’s regulations, as well as any electronic records submitted to the FDA under the FDCA or the Public Health Service Act. We believe that we are currently in compliance with the FDA regulations concerning our electronic recordkeeping systems. If the FDA determines that we are not in compliance with its regulations, the FDA could require us to stop using our electronic recordkeeping systems and could take enforcement action against us.

Compliance with Fraud and Abuse Laws

We must comply with various federal and state laws, rules and regulations pertaining to health care fraud and abuse, including anti-kickback laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state health care programs, including Medicare, Medicaid, Veteran’s Administration health programs, workers’ compensation programs and TRICARE. We believe that our operations are in material compliance with such laws, rules and regulations. However, because of the far-reaching nature of such laws and government authorities’ wide discretion in enforcement of these laws, there can be no assurance that we will not be required to alter one or more of our practices to be deemed to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws, rules or regulations will not result in a material adverse effect on our business, financial condition and results of operations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under a federal health care program such as Medicare or Medicaid. The definition of remuneration has been broadly interpreted to include anything of value, including for such items as gifts, certain discounts, waiver of payments and providing anything at less than its fair market value.

Government officials have focused recent enforcement efforts on, among other things, the sales and marketing activities of health care companies, and recently have brought cases against individuals or entities with personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. This enforcement trend is expected to continue. Settlements of these cases by health care companies have involved significant fines and penalties and in some instances criminal pleas. We are also aware of governmental investigations of device companies reportedly focusing on consulting and service agreements between these companies and surgeons. These enforcement developments are ongoing and we cannot predict the effects they will have on future prices for medical devices.

The Anti-Kickback Statute is broad and potentially prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. The Office of Inspector General of Health and Human Services, or OIG, has issued a series of safe harbors that set forth certain requirements that, if fully met, will assure health care providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the Anti-Kickback Statute, failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. The statutory penalties for violating the Anti-Kickback Statute include imprisonment for up to five years and fines of up to $25,000 per violation. In addition, through application of other laws, conduct that violates the Anti-Kickback Statute can also give rise to False Claims Act lawsuits, civil monetary penalties and possible exclusion from Medicare and Medicaid and other federal health care programs. In addition to the Federal Anti-Kickback Statute, many states have their own anti-kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions or safe harbors. In some states, these anti-kickback laws apply not only to payments made by a government health care program but also with respect to other payors, including commercial insurance companies.

False Claims Laws

The federal False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim or knowingly making, or causing to be made, a false statement to obtain payment from the federal government. Absent prompt self-reporting, when an entity is determined by a court or jury to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,000 and $11,000 for each separate false claim.

By application of other laws, conduct that violates the False Claims Act can also give rise to exclusion from participation in Medicare, Medicaid and other government health programs. Actions filed under the False Claims Act can be brought by a relator or, more commonly, a whistleblower, who may share in any amounts paid by the accused entity to the government in damage awards or as settlements. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing a greater number of health care companies to defend false claims actions, pay damages and penalties or be excluded from Medicare, Medicaid or other federal or state health care programs as a result of investigations arising out of such actions.

Compliance

As part of our continued efforts in the area of compliance, we have developed a compliance program that is designed to assist in the prevention and detection of violations. The medical device industry has established, and our compliance program is modeled in part on, a voluntary ethical code called the AdvaMed Code of Ethics on Interactions with Health Care Professionals, or the AdvaMed Code. The AdvaMed Code reflects the unique interactions between medical technology companies and health care professionals. Despite our efforts, we can make no assurance that our compliance programs will prevent and detect all potential compliance violations.

Environmental Matters

Our facilities and operations are subject to extensive federal, state, local and foreign environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things: air emissions, wastewater discharges, the generation, storage, handling, use and transportation of hazardous materials, the handling and disposal of hazardous wastes, the cleanup of contamination, and the health and safety of our employees. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. We have a CE certificate from TUV PS, a medical device notified body, that enables us to distribute product in the European Union. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. We have a contract in place with a regulated third party medical waste disposal service who manages our handling of hazardous waste and disposal. Although we believe we currently comply with the required laws and regulations and have obtained all necessary permits, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

Privacy and Security

Regulations issued pursuant to Health Insurance Portability and Accountability Act of 1996, or HIPAA, require certain covered entities to comply with established standards regarding the privacy and security of protected health information and to use standardized code sets when conducting certain electronic transactions. The regulations also require business associates that provide services on behalf of the covered entity to agree to follow the same standards. We are neither a covered entity nor a business associate, and therefore technically we are not subject to the HIPAA regulations. Nonetheless, most of our customers are subject to these rules, so we must be familiar with and sensitive to the HIPAA requirements so as not to take actions that may lead to their customers violating the requirements. Additionally, whenever we sponsor a clinical trial, we must be cognizant of the HIPAA regulations and collect the necessary authorizations to enable the covered entity clinical investigator to disclose the resulting clinical data to us.

Employees

As of March 31, 2008, we had 148 employees worldwide, consisting of 11 in research and development, 106 in sales and marketing, 15 in operations and quality control, and 16 in general and administrative functions. From time to time, we also employ independent contractors to support our engineering, marketing, sales and support, clinical and administrative organizations. We have never experienced a work stoppage due to labor concerns, and we believe our relationships with our employees are good. None of our employees in the United States are represented by a labor union or subject to a collective bargaining agreement.

Facilities

We are headquartered in Dover, New Hampshire, where we lease approximately 21,000 square feet under a lease expiring October 31, 2010. We also lease 2,500 square feet of warehouse space in Rochester, New Hampshire for the storage of finished goods on a month-to-month basis. This warehouse also serves as the distribution point for all of our products.

On February 27, 2008, we executed a build-to-suit lease for premises in Portsmouth, New Hampshire. Construction is expected to begin in May 2008, and we expect the building to contain approximately 55,000 square feet and to include office, warehouse, pilot-line capability and cleanroom space. We have no current plans to manufacture our products in-house. We expect to move our headquarters to the new facility after construction is completed, which we currently expect to be in the fourth quarter of 2008. The base term of the lease will be 10 years, with two optional extension periods of five years each. We are currently in negotiations with the landlord for the Dover facility to sublet or cancel the existing lease prior to its 2010 expiration. Our total estimated remaining rental obligation on the Dover facility after vacating the premises is expected to be approximately $308,000, to be paid on a monthly basis over approximately 22 months. We believe that our current facility will be adequate for our needs until we move into the new space which will accommodate our growing needs as we expand our business. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

From time to time we may be a party to various legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

Our executive officers, key employees and directors and their respective ages and positions as of February 1, 2008 are as follows:

Name	Age	Position
Joseph Army	44	President, Chief Executive Officer and Director
Richard Altieri	48	Vice President, Finance, Chief Financial Officer and Treasurer
David Brown	50	Vice President, Sales & Marketing
Mark Roby, Ph.D.	57	Vice President, Research & Development
Som Kovvuri	44	Vice President, Regulatory Affairs & Quality Assurance
Tad Vaughn	49	Vice President, Operations
Jay Schmelter(2)(3)	42	Chairman of the Board
Gary Ellis(1)	51	Director
Anthony Arnerich(2)	58	Director
J. Neal Armstrong(1)(2)	69	Director
Winston Wallin(3)	81	Director
Richard Randall(1)(3)	56	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Joseph Army has been our President and Chief Executive Officer and a member of our board of directors since June 2007. Mr. Army joined the company in 1999 as Chief Financial Officer, Vice President, Finance and Treasurer. Mr. Army has also served as treasurer and assistant secretary to the board of directors since the company’s inception in 1999 and as interim Chief Operating Officer from March 2007 to June 2007. Prior to joining the company, Mr. Army was Vice President of Finance and Supply Chain Operations with Westaim Biomedical Corp., a startup company focused on infection control. Previously, Mr. Army worked at Coopers & Lybrand Consulting from 1991 to 1997, ultimately serving as director of its strategy consulting practice in the firm’s Philadelphia office. Mr. Army holds a Bachelor of Arts degree in History from the University of Rhode Island and a Masters of Business Administration from The Wharton School of the University of Pennsylvania.

Richard Altieri has been our Vice President, Finance, Chief Financial Officer and Treasurer since September 2007. Prior to joining the company, from 2004 to 2007, Mr. Altieri was Senior Vice President, Finance and Chief Financial Officer of Straumann USA, a global leader in the fields of implant dentistry and oral tissue regeneration. From 1992 to 2004, Mr. Altieri was the Vice President, Finance and Chief Financial Officer of Mitek Surgical Products, Inc., a manufacturer of proprietary surgical implants and devices used in sports medicine, which was acquired by Johnson & Johnson in 1995 and later became DePuy Mitek, a Johnson & Johnson company. Mr. Altieri is a Certified Public Accountant (MA, inactive status) and holds a Bachelor of Science degree in Business Administration/Accounting from Northeastern University and a Masters of Business Administration in finance from Babson College.

David Brown has been our Vice President, Sales & Marketing since January 2008. Prior to joining the company, Mr. Brown served as Vice President of Strategic Sales at the Orthopedic Reconstruction Division of Smith & Nephew from 2007 to 2008. Prior to that, Mr. Brown was employed for 17 years by Covidien’s U.S. Surgical division (formerly Tyco Healthcare Group LP), most recently as Vice President of Global Market Development from 2006 to 2007 and Vice President of Sales from 2001 to 2006. Mr. Brown holds a Bachelor of Science degree in Business Administration from Penn State University.

Mark Roby, Ph.D., has been our Vice President, Research & Development since January of 2008. Prior to joining the company, Dr. Roby was the Chief Operating Officer for Promethean Surgical Devices, a development stage surgical products company, from 2006 to 2007. From 1999 to 2006, Dr. Roby worked for Covidien’s U.S. Surgical division (formerly Tyco Healthcare Group LP). While at Covidien, Dr. Roby held a number of positions, including Vice President of Research and Development. Dr. Roby has 45 issued patents and 13 publications, and holds a Bachelor of Arts degree in Chemistry and a Ph.D. in Polymer Chemistry, both from the University of Connecticut, and a Masters of Business Administration degree from Nasson College.

Som Kovvuri has been our Vice President, Regulatory Affairs & Quality Assurance since September 2007. Mr. Kovvuri began working with the company as a Quality Assurance Consultant in 2005 and was hired as the Director of Quality Assurance in April 2007. Subsequently, he was promoted to Vice President, Regulatory Affairs & Quality Assurance in September 2007. Mr. Kovvuri worked as a consultant to the medical device industry in the areas of quality, regulatory and biomedical engineering from 2005 to 2007. Prior to that, he was Director, Quality Assurance, Regulatory Affairs, and Clinical Affairs for A-Med Systems from 1999 to 2004. Mr. Kovvuri holds a Bachelor of Engineering degree in Electronics and Communication Engineering from Osmania University (India), and a Master of Science degree in Biomedical Engineering from Case Western Reserve University.

Tad Vaughn has been our Vice President, Operations since 2006. Prior to joining the company, Mr. Vaughn served as a consultant for several medical device companies. From 1999 to 2005, Mr. Vaughn was Chief Operating Officer of ONUX Medical, Inc., a startup company for surgical laparoscopic devices. Mr. Vaughn has also served as Vice President of Manufacturing at Watkins Manufacturing Corporation. Mr. Vaughn holds a Bachelor of Science degree in Industrial and Operations Engineering from the University of Michigan.

Jay Schmelter is one of our co-founders and has served as chairman of our board of directors since March of 2007, and as a member of our board of directors since the company’s inception in August of 1999. Since 2000, Mr. Schmelter has served as a managing director and co-founder of RiverVest Venture Partners, a life science-focused venture capital fund. Prior to co-founding RiverVest, he served as a principal at Crescendo Ventures. Prior to his role at Crescendo, Mr. Schmelter served as a medical device research analyst at Piper Jaffray, Inc. and as a marketing manager at Medtronic, Inc. Mr. Schmelter holds a Bachelors of Arts degree in Accounting from Michigan State University and a Masters of Business Administration from the University of Chicago.

Gary Ellis has served as a member of our board of directors since 2006. In May 2005, he was named the Senior Vice President and Chief Financial Officer of Medtronic, Inc. Prior to that, he was promoted to Vice President, Corporate Controller and Treasurer of Medtronic in October 1999, and had served as Vice President of Finance for Medtronic Europe from 1992 to 1999. Mr. Ellis began his career at Medtronic in 1989 as Assistant Corporate Controller. Mr. Ellis is a member of the boards of directors of The Toro Company and Itamar Medical Ltd (based in Israel) and chairman of the American Heart Association. Mr. Ellis holds a Bachelor of Science degree in Accounting from the University of South Dakota.

Anthony Arnerich has served as a member of our board of directors since 2002. Mr. Arnerich has been the President and Founder of the firm Arnerich Massena & Associates, Inc. since 1991, with responsibilities in the areas of consulting, client service, internal operations and strategic planning. His client base includes a wide variety of private, public and not-for-profit organizations on the West Coast as well as high-net-worth individuals. His experience in the investment industry spans more than fifteen years, during which he served as an investment executive and helped found the Investment Management Consulting Group of Dain Bosworth. Mr. Arnerich is a director of Accumetrics Inc. and a sponsor and participant of the Arnerich Massena Portland Public Schools Classroom Assistance Program, which represents a significant commitment of funding and employee volunteer time to several neighborhood schools. Mr. Arnerich holds a Bachelor of Arts degree from the University of Santa Clara.

J. Neal Armstrong has served as a member of our board of directors since 2005. Mr. Armstrong served as Vice President, Chief Financial Officer, Secretary and Treasurer of Aspect Medical Systems, Inc., a developer and manufacturer of an anesthesia monitoring system, from 1996 until his retirement in 2005. From 1990 to 1996, Mr. Armstrong served as Vice President of Finance, Chief Financial Officer and as a director of Haemonetics, Inc., a manufacturer of blood processing systems. From 1985 to 1990, he was the Vice President of

Finance and Administration, Treasurer and Chief Financial Officer at BTU International. Prior to 1985, he served for 14 years in senior operating and financial positions at Texas Instruments, Inc. Mr. Armstrong is a member of the boards of directors of Vapotherm, Inc., TransMedics and deCODE Genetics (based in Iceland). Mr. Armstrong holds a Bachelor of Arts degree in Accounting from the University of Texas.

Winston Wallin has served as a member of our board of directors since 2005. Since 1996, Mr. Wallin has served as Chairman Emeritus of Medtronic, Inc., where he previously served as Chairman from 1985 to 1996 and as Chief Executive Officer from 1985 to 1991. Prior to Medtronic, Mr. Wallin was President and Chief Operating Officer of Pillsbury. Mr. Wallin has served as an outside director for Cargill, Inc., First Bank Minneapolis, Bemis Companies, SuperValu and Soo Line Railroad, and as trustee for Abbot Northwestern Hospital, Carleton College, Minnesota Zoo, The Minneapolis Foundation, The Minneapolis Institute of the Arts, University of Minnesota Foundation and The Wallin Foundation, which provides college scholarships for high school students in Minnesota. Mr. Wallin holds a Bachelor of Business Administration degree from the University of Minnesota.

Richard Randall has served as a member of our board of directors since 2005. Since 2002, Mr. Randall has served as President and Chief Executive Officer of TranS1, Inc., a company dedicated to developing and marketing minimally-invasive therapies to treat lower back pain. Prior to joining TranS1, Mr. Randall served as Chief Executive Officer of Innovasive Devices, Inc. and Target Therapeutics, Inc. He is co-founder of Conceptus, Inc. and Cardima and currently serves on the board of AbbeyMoor Medical. Mr. Randall holds a Bachelor of Science degree in Biology and Science Education from the State University College of New York at Buffalo.

Composition of the Board of Directors

Our board of directors consists of seven members. The terms of service of each director will expire upon the election and qualification of successor directors at each annual meeting of our stockholders.

Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, the board has determined that, except for Mr. Army, all directors are independent directors as defined by The NASDAQ Global Market.

Under the terms of our amended and restated investors’ rights agreement, a voting agreement among us and the holders of our Series E Convertible Preferred Stock and our certificate of incorporation, the members of our board of directors are to be designated as follows: per the voting agreement, one member shall be designated by TLM Investors II, LLC (currently Anthony Americh) and one member shall be designated by RiverVest Venture Fund I, L.P. (currently Jay Schmelter); per our certificate of incorporation, one member shall be designated by Medtronic, Inc. (currently Gary Ellis); per our amended and restated investors’ rights agreement, one member shall be our Chief Executive Officer (currently Joseph Army); and the remainder shall be designated according to our certificate of incorporation and by-laws. Upon consummation of this offering, these provisions will terminate, and there will be no further contractual obligations regarding the election of our directors. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by our board of directors and with the approval of our Series A, B, C, D and E Convertible Preferred Stock, voting as separate classes.

Upon the completion of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. For our current directors, Class I directors’ terms will expire at our 2009 annual stockholders’ meeting, Class II directors’ terms will expire at our 2010 annual stockholders’ meeting and Class III directors’ terms will expire at our 2011 annual stockholders’ meeting. Messrs.                      and                      are our current Class I directors; Messrs.                      and                      are our current Class II directors; and Mr.                      is our current Class III director. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. Generally, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in the majority of the members of our board of directors.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors has adopted charters for each of these committees.

Audit Committee

Our audit committee consists of Mr. Armstrong (chair), Mr. Ellis and Mr. Randall. The responsibilities of our audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	appointing our independent auditors, determining the compensation of our independent auditors and pre-approving the engagement of our independent auditors for audit and non-audit services;

•	overseeing our independent auditors, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing us audit services;

•

meeting with our independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•

reviewing the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of our auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval; and

•

establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

We believe each member of our audit committee satisfies the independence requirements for membership established by The NASDAQ Global Market and SEC. The board of directors has determined that                      is an audit committee financial expert and that he satisfies the independence requirements of the Securities Exchange Act of 1934. Our independent auditors and our financial personnel have regular private meetings with, and unrestricted access to, our audit committee.

Compensation Committee

Our compensation committee consists of Mr. Arnerich (chair), Mr. Armstrong and Mr. Schmelter. The functions of our compensation committee include:

•	establishing overall employee compensation policies and recommending to our board of directors major compensation programs;

•	reviewing and approving the compensation of our executive officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs; and

•	reviewing executive officer and director indemnification and insurance matters.

We believe each member of the compensation committee satisfies the independence requirements for membership established by The NASDAQ Global Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Randall, Mr. Schmelter and Mr. Wallin. The functions of our governance and nominating committee include:

•	identifying and recommending qualified candidates for election to our board of directors;

•	evaluating and reviewing the performance of our existing directors;

•	making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, by-laws and charters of our committees; and

•	developing and recommending to our board of directors governance and nominating guidelines and principles applicable to us.

We believe each member of the nominating and corporate governance committee satisfies the requirements for membership established by The NASDAQ Global Market.

Board of Directors Compensation

Our directors do not currently receive cash compensation for their services as members of our board of directors or committees of our board of directors. Our employee directors are eligible to participate in our Amended and Restated 1999 Equity Incentive Plan and all directors are eligible to participate in our 2003 Directors and Advisors Stock Option and Restricted Stock Plan.

In 2006, our board granted options to Mr. Armstrong, Mr. Randall and Mr. Wallin in connection with their joining our board. In 2007, our board granted additional options to Mr. Armstrong, Mr. Randall, Mr. Wallin, and to Mr. Army in his capacity as President and Chief Executive Officer. In 2008, our board granted options to Mr. Army in his capacity as President and Chief Executive Officer. Each of these option grants is described in more detail in “Executive Compensation.” We reimburse our directors for reasonable out-of-pocket travel expenses incurred in connection with attending meetings of our board of directors.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee of our board of directors are currently Mr. Arnerich, Mr. Armstrong and Mr. Schmelter. During the last five years, no compensation committee members have served as officers or employees of the company. Mr. Arnerich is managing member of TLM Investors LLC and the chief executive officer of Arnerich Massena & Associates, Inc., the managing member of TLM Investors II, LLC, which are two of our principal stockholders. Mr. Schmelter is a managing director of RiverVest Venture Partners, which is one of our principal stockholders. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our Internet site at www.salientsurgical.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Executive Officers

Each executive officer is elected by, and serves at the discretion of, our board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs.

EXECUTIVE COMPENSATION

Named Executive Officers

For 2007, our named executive officers, or NEOs, were:

•	Joseph Army, President and Chief Executive Officer;

•	M. Jacqueline Eastwood, former President and Chief Executive Officer;

•	Richard Altieri, Vice President, Finance, Chief Financial Officer and Treasurer;

•	Nathan Harris, Vice President, U.S. Sales;

•	Tad Vaughn, Vice President, Operations;

•	Som Kovvuri, Vice President, Regulatory Affairs and Quality Assurance;

•	Roberta Thompson, former Vice President, Regulatory & Clinical Affairs; and

•	Michael McClurken, former Vice President, Research & Development.

In March 2007, Ms. Eastwood resigned. In September 2007, Ms. Thompson resigned. In October 2007, Mr. McClurken resigned. Effective January 28, 2008, Mr. Harris transitioned to his new role of Vice President, U.S. Sales, reporting to David Brown, Vice President, Sales & Marketing. In connection with his new role, Mr. Harris is no longer an executive officer. Prior to Mr. Altieri joining us in 2007, Mr. Army served as our principal financial officer.

As we transition from a privately held development-stage company to a multi-product publicly traded company, we are actively recruiting senior executives with such later-stage public company experience. As a result, we have recently experienced a significant degree of change in our management.

Compensation Discussion and Analysis

Evolution of our Compensation Approach

Our compensation approach is necessarily tied to our stage of development. Historically, compensation decisions for our executive officers (other than the Chief Executive Officer) were approved by our board of directors upon the recommendation of our compensation committee, which in turn relied upon the recommendation of our Chief Executive Officer. The compensation recommendations of our Chief Executive Officer have been largely discretionary, based on our Chief Executive Officer’s subjective assessment of the particular executive officer, publicly available data relating to compensation of executive officers at other medical device companies, input from members of the Board of Directors who serve as executive officers at other medical device companies and market information obtained from executive search firms. There is no rigid mathematical formula for deriving executive compensation from these data sources. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. For example, over time, we expect to continue to reduce our reliance upon subjective determinations made by our Chief Executive Officer in favor of a more empirically based approach that involves benchmarking the compensation paid to our executive officers against peer companies that we identify and the use of clearly defined, objective targets to determine incentive compensation awards.

Compensation Philosophy and Objectives

We are committed to prudent financial stewardship. Our compensation philosophy and practices reflect this commitment as we seek to align the interests and incentives of our executive officers with those of our investors through a program that serves to attract and retain outstanding people. Accordingly, the compensation of each executive officer is derived in part from a subjective assessment by the CEO and/or the compensation committee of overall performance and in part from the achievement of individual and company-wide performance objectives, which are determined each year and reviewed quarterly based on our operating plan.

Performance metrics generally focus on revenue growth, earnings growth and expense management. As a result, executive officers are motivated to achieve objectives that we believe result in value creation for our stockholders. We believe compensation plans that are tied to operating metrics that drive financial results are the optimum way of providing incentives to each executive officer. We believe these goals are linked to performance elements that are within each executive officer’s control and reward behaviors which drive long-term stockholder value.

Determination of Executive Compensation Awards

Role of the Compensation Committee and CEO

Our compensation committee analyzes individual and corporate achievements and recommends to our board of directors appropriate compensation packages for our named executive officers. In making these determinations, our compensation committee solicits input from our Chief Executive Officer with respect to salary and option grant awards to our executive officers other than our Chief Executive Officer. While our Chief Executive Officer discusses his recommendations with respect to the compensation of other executive officers with the compensation committee, he does not participate in deliberation or determination of his own compensation. None of our other executive officers participate in the compensation committee’s discussions regarding executive compensation, and our Chief Executive Officer abstains from voting with respect to his compensation. The compensation of our executive officers is ultimately approved by our board of directors upon recommendation of the compensation committee. In 2007, the compensation committee accepted Mr. Army’s recommendations for executive officer compensation without change, and our board of directors approved the compensation committee’s recommendations for executive officer compensation without change. The compensation committee does not delegate any of its functions to others in determining executive compensation, although it has, from time to time, sought advice from consultants with respect to executive compensation matters.

Historically, our compensation committee relied on their experience with other medical device companies as well as publicly available data relating to compensation of executives at the following medical device companies when subjectively determining compensation levels for our executive officers: Senorx, Inc.; Accuray Incorporated; Thermage Corporation; LeMaitre Vascular, Inc.; Volcano Corp.; Alphatec Holdings, Inc.; Virtual Radiologic, Corp.; Bioform Medical, Inc.; Transoma Medical, Inc. and Eyeonics, Inc. to establish compensation for our executive officers. We selected these medical device companies for purposes of determining our executive compensation because they are revenue-generating companies that are either publicly traded or have filed to become publicly traded. We believe that we have thus selected medical device companies most comparable to us at the present time. Although our compensation committee uses such public data as a tool, the compensation committee has applied its subjective discretion to make compensation decisions and has not used a formula or matrix to set compensation in relation to such data. Our compensation committee has not established any percentile targets for the levels of compensation provided to our executive officers.

The group of companies that our compensation committee has used as one of the tools in setting our executive officers’ compensation has varied, based on our stage of development, from venture capital funded companies to publicly traded medical device companies in similar stages of development.

We believe the components of our current compensation program, which include cash salary, short-term cash incentive payments and long-term equity awards should reward performance that consistently meets or exceeds expectations by increasing base salary levels, awarding cash bonuses and granting equity awards.

The compensation committee has not established any formal policies or guidelines for allocating compensation between short-term and long-term incentive compensation, or between cash and non-cash compensation. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short and long-term goals and objectives, our compensation committee relies on its judgment, which is subjective, about each individual’s performance in a rapidly changing business environment rather than adopting a formulaic approach to compensatory decisions that are too narrowly responsive to short-term changes in business performance.

Components of our Executive Compensation Program

Our executive compensation program currently consists of the following components:

•	base salary;

•	annual cash and equity incentive opportunities; and

•	benefits and other compensation.

Our compensation philosophies with respect to each of these elements, including the basis for the compensation awarded to each of our executive officers, are discussed above. In addition, although each element of compensation described below is considered separately, each of the compensation committee and our board of directors takes into account the aggregate compensation package for each individual in its determination of each individual component of that package.

The following chart depicts the 2007 compensation mix (based on amounts from the Summary Compensation Table below)

2007 Compensation Mix

Name of Executive	Salary	Annual Cash Incentive	Equity Awards	Other Compensation	Total
Joseph Army	57%	27%	16%	0%	100%
M. Jacqueline Eastwood	20%	—%	15%	65%	100%
Richard Altieri	70%	18%	12%	—%	100%
Nathan Harris	71%	—%	5%	24%	100%
Tad Vaughn	78%	20%	2%	—%	100%
Som Kovvuri	76%	23%	1%	—	100%
Roberta Thompson	64%	—%	5%	31%	100%
Michael McClurken	88%	—%	11%	1%	100%

Base Salary

The base salary of our executive officers is reviewed on an annual basis. With respect to the performance-based component, such determinations were based upon a subjective assessment of professional effectiveness and capabilities. In the case of our executive officers other than the Chief Executive Officer, this assessment was made by Mr. Army and was informed by his personal annual performance evaluation of the executive, since each of these executives report directly to him. In the case of our Chief Executive Officer, this assessment was made by our compensation committee. Historically, we have not applied specific formulas to set base salary or to determine salary increases, and we have not sought to formally benchmark base salary against similarly situated companies prior to 2007. Generally, our executive officer salaries are adjusted effective the first quarter of each year.

With respect to each executive officer other than Mr. Army, 2007 base salary was determined by Ms. Eastwood based on her own business judgment, her knowledge of the industry and experience in such matters, as well as input from our board of directors and her subjective assessment of the executive as described above. Beginning in 2007, with the promotion of Mr. Army to Chief Executive Officer and with the increased likelihood that we would undertake an initial public offering of our common stock, when determining compensation packages for newly hired executives, we felt it was appropriate to consider the base salaries of executive officers at the following medical device companies in similar development stages: Senorx, Inc.; Accuray Incorporated; Thermage Corporation; LcMaitre Vascular, Inc.; Volcano Corp; Alphatec Holdings, Inc; Virtual Radiologic Corp.; Bioform Medical, Inc.; Transoma Medical, Inc. and Eyeonics, Inc. In addition, Mr. Army obtained recommendations on compensation packages from an executive search firm based on the firm’s experience at other companies in the medical device industry, and Mr. Army solicited advice on setting compensation from members of our board of directors who serve as executives at other companies in the medical device industry. It is important to note that, while all this data was taken into consideration, there was no mathematical formula set for deriving officer compensation in relation to this data and subjective discretion was applied. Neither our compensation committee nor our Chief Executive Officer establish any percentile targets for the levels of compensation provided to our executive officers in relation to other companies. Our compensation philosophy places significant weight on those aspects of compensation tied to performance, such as annual cash incentives and long-term incentives in the form of stock options, as further described below. We promoted Mr. Army to interim Chief Operating Officer in March 2007, with a base salary of $225,000 per year on an annualized basis. Mr. Army was promoted to Chief Executive Officer in June 2007, at which time his base salary was increased to $290,000 per year on an annualized basis. His base salary was negotiated based on his prior experience, his prior levels of compensation and the discretion of our board of directors.

The following table sets forth base salaries of our named executive officers for 2007 and 2008 and the percentage increase for each.

Executive	2007 Salary(1)	2008 Salary	% Increase (2007 – 2008)
Joseph Army(2)(7)	$290,000	$300,000	3.4%
M. Jacqueline Eastwood(3)	$263,798	n/a	n/a
Richard Altieri(6)	$225,000	$233,000	3.6%
Nathan Harris(4)	$221,728	n/a	n/a
Tad Vaughn(5)(6)	$164,500	$180,000	9.4%
Som Kovvuri(6)	$160,000	$170,000	6.3%
Roberta Thompson(3)	$172,887	n/a	n/a
Michael McClurken(3)	$165,479	n/a	n/a

(1)	Represents base salary during 2007 on an annualized basis. For amounts actually paid during 2007, see “Summary Compensation Table” below.
(2)	Mr. Army’s salary was $208,838 from January 1, 2007 through March 21, 2007, when it was increased to $225,000 with his promotion to Chief Operating Officer. Mr. Army’s salary was increased to $290,000 on June 16, 2007 when he was promoted to President and Chief Executive Officer.
(3)	As noted above, Ms. Eastwood, Ms. Thompson and Mr. McClurken are no longer with the company.
(4)	Effective January 2008, Mr. Harris transitioned to the role of Vice President, U.S. Sales, reporting to Mr. Brown, Vice President, Sales & Marketing and as such, is no longer an executive officer.
(5)	Mr. Vaughn’s salary was $154,500 from January 1, 2007 through October 31, 2007. Mr. Vaughn’s salary was increased to $164,500 on November 1, 2007.
(6)	The salary increases for Messrs. Altieri, Vaughn and Kovvuri were recommended by our Chief Executive Officer after a subjective evaluation of factors such as inflation and the Chief Executive Officer’s knowledge of the industry, and were approved by the compensation committee and the board of directors after a subjective determination of the reasonableness of the increases.
(7)	The salary increase for Mr. Army was recommended by the compensation committee after a subjective evaluation of factors such as inflation, and was approved by the board of directors after a subjective determination of the reasonableness of this increase.

Annual Cash Incentive Opportunities

Our annual incentive plan is comprised of cash and equity-based awards. Cash incentive awards for our named executive officers are tied, in part, to our operating performance (i.e., achievement of revenue plan) and in part to each executive’s achievement of their personal objectives for the year. Personal objectives include achievement of revenue targets, expense management metrics, successful completion of planned financing transactions, maintaining key financial performance metrics, such as days sales outstanding, or DSO, and inventory turnover, and successful completion of milestones on projects related to new product development, FDA clearances, clinical studies and publication strategy and our intellectual property portfolio. The objectives are intended to be achievable with strong performance by our executive officers. Although we cannot always predict the different events that will impact our business, the incentive objectives we have established for our executives should be achievable assuming strong individual performance. Each year the incentive plan is approved by our board of directors upon recommendation by the compensation committee.

Annual cash incentive opportunity is expressed as a percentage of salary and is determined initially by our overall performance against revenue plan. Half of each executive officer’s cash incentive is based on our performance, and half is based on the executive officers achievement of his or her personal objectives for the year.

For 2007, the plan required achievement of 80% of our revenue plan in order for our executive officers to receive any of the portion of their incentive opportunity that is tied to revenue plan. At 80% of revenue plan, executives were eligible to earn 50% of their target incentive opportunity, with a sliding scale up to 100% of revenue plan, where executives could earn 100% of their target incentive opportunity. In addition, our plan contained a stretch feature, whereby executives would be eligible for 120% of their incentive opportunity if our 2007 revenues reached 110% or more of plan. In 2007, we exceeded its revenue plan such that executives were eligible to receive up to 120% of their target opportunity. In addition, each of the named executive officers still employed by us at the end of the year achieved 100% of their personal objectives for 2007. The 2008 plan is identical to the 2007 plan with the exception that we have to achieve 85% of revenue plan in order to trigger any incentive payments.

The following table sets forth the target and stretch cash incentive for 2007 as a percentage of salary of our named executive officers.

Name of Executive	2007 Target Cash Incentive at 100% of Revenue Plan (as a % of salary)	2007 Stretch Cash Incentive at 110% of Revenue Plan (as a % of salary)
Joseph Army(1)	40%	48%
M. Jacqueline Eastwood(2)	40%	48%
Richard Altieri(1)	20%	24%
Nathan Harris(3)	n/a	n/a
Tad Vaughn	20%	24%
Som Kovvuri(1)	20%	24%
Roberta Thompson(4)	20%	24%
Michael McClurken(5)	20%	24%

(1)	Actual payments were pro-rated based on portions of the year in the position of Chief Executive Officer, Chief Financial Officer, and Vice President, Regulatory Affairs & Quality Assurance, as applicable.
(2)	Amount actually paid was based on terms negotiated in Ms. Eastwood’s separation agreement.
(3)	Mr. Harris does not participate in the cash incentive portion of the plan. He is paid salary and commission based solely on revenues generated.
(4)	Amount actually paid was based on terms negotiated in Ms. Thompson’s separation agreement.
(5)	No amount actually paid, as Mr. McClurken left the company during 2007.

Equity Awards

As noted above, our annual incentive plan is comprised of both cash and equity-based awards (i.e., stock options). The allocation between the cash and equity portion is approved each year by our board of directors at the recommendation of our compensation committee. Similar to the cash portion of the award, the opportunity for equity-based awards is tied to our company’s performance against revenue plan as well as each executive officer’s achievement of personal objectives.

For 2007, the plan required achievement of 80% of our revenue plan in order for our executive officers to receive any of the portion of their incentive opportunity that is tied to revenue plan. At 80% of revenue plan, executives were eligible to earn 50% of their incentive opportunity, with a sliding scale up to 100% of revenue plan, where executives could earn 100% of their incentive opportunity. In addition, our plan contained a stretch feature, whereby executives would be eligible for 120% of their incentive opportunity if the 2007 revenues were 110% or more of plan. In 2007 we exceeded its revenue plan such that the executives were eligible to receive up to 120% of their target incentive opportunity. In addition, each of the named executive officers still employed by us at the end of the year achieved 100% of their personal objectives for 2007. The 2008 plan is identical to the 2007 plan with the exception that the company has to achieve 85% of revenue plan in order to trigger any incentive payments.

The following table sets forth the target and stretch stock option incentive for 2007 of our named executive officers. The amounts awarded in 2007 are set forth in the Summary Compensation table below.

Name of Executive	2007 Target Stock Option Incentive at 100% of Revenue Plan (number of options)	2007 Stretch Stock Option Incentive at 110% of Revenue Plan (number of options)
Joseph Army(5)	200,000	240,000
M. Jacqueline Eastwood(1)	75,000	90,000
Richard Altieri(2)	35,000	42,000
Nathan Harris(6)	20,000	24,000
Tad Vaughn(7)	20,000	24,000
Som Kovvuri(2)	20,000	24,000
Roberta Thompson(3)	37,500	45,000
Michael McClurken(4)	37,500	45,000

(1)	No options were issued as Ms. Eastwood resigned during 2007.
(2)	Awards were pro-rated based on portions of the year in the position of Chief Financial Officer and Vice President, Regulatory Affairs & Quality Assurance, as applicable. On January 22, 2008, options to purchase 14,000 and 9,600 shares of common stock were granted to Mr. Altieri and Mr. Kovvuri in connection with the 2007 Annual Incentive Plan.
(3)	No options were issued as Ms. Thompson left the company during 2007.
(4)	No options were issued as Mr. McClurken left the company during 2007.
(5)	On January 22, 2008, options to purchase 240,000 shares of common stock were granted to Mr. Army in connection with the 2007 Annual Incentive Plan.
(6)	On January 22, 2008, options to purchase 24,000 shares of common stock were granted to Mr. Harris in connection with the 2007 Annual Incentive Plan.
(7)	On January 22, 2008, options to purchase 24,000 shares of common stock were granted to Mr. Vaughn in connection with the 2007 Annual Incentive Plan.

Benefits and Other Compensation

We provide the following benefits to our executive officers on the same basis as the benefits provided to all employees:

•	health and dental insurance;

•	short-term and long-term disability; and

•	401(k) benefits.

Summary Compensation

The following table sets forth summary information concerning the compensation paid or earned for services rendered to us in all capacities during the fiscal year ended December 31, 2007 to our Chief Executive Officer and the former Chief Executive Officer, the Chief Financial Officer, each of the three most highly compensated persons serving as our executive officers as of December 31, 2007 who received total compensation in excess of $100,000 in 2006, and two additional individuals who would have qualified as one of the three most highly compensated person serving as our executive officers but for the fact that they were no longer with us as of December 31, 2007 (collectively, the Named Executive Officers or NEOs).

Summary Compensation Table (1)

Name and Position	Fiscal Year	Salary($)	Option Award(s) (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)	All Other Compensation ($)	Total ($)
Joseph Army, President & Chief Executive Officer	2007	$259,982	$72,853	$124,340	n/a	$457,175
M. Jacqueline Eastwood, President & Chief Executive Officer (4)	2007	$84,380	$63,105	n/a	$275,493	$422,978
Richard Altieri, Vice President, Finance, Chief Financial Officer & Treasurer	2007	$73,413	$12,891	$18,000	n/a	$104,304
Nathan Harris, Vice President, Sales & Marketing (5)	2007	$221,728	$14,490	n/a	$74,429	$310,647
Tad Vaughn, Vice President, Operations	2007	$159,308	$4,625	$39,480	n/a	$203,413
Som Kovvuri, Vice President, Regulatory Affairs & Quality Assurance	2007	$95,679	$1,020	$28,800	n/a	$125,499
Roberta Thompson, Vice President, Quality, Regulatory & Clinical (6)	2007	$150,774	$12,388	n/a	$74,255	$237,417
Michael McClurken, Vice President, Research & Development (7)	2007	$161,656	$20,028	n/a	$1,796	$183,480

(1)	Columns disclosing compensation under the headings “Bonus,” “Stock Awards” and “Non-Qualified Deferred Compensation Earnings” are not included because no compensation in these categories was awarded to, earned by or paid to our named executive officers in 2007.
(2)	The amounts reported in this column reflect the compensation expense incurred in 2007 and computed in accordance with SFAS No. 123(R). (Refer to Note 2 to the company’s consolidated financial statements for significant assumptions used in the determination of compensation expense). The amounts reported reflect the compensation expense associated with options granted in 2006 and 2007, as well as an incremental charge associated with the re-pricing of previously granted stock options during 2007. Options granted under the 1999 Plan vest ratably over a period of one to four years from the date of grant. One quarter of the options vest on the one year anniversary of the grant date, with the remainder vesting ratably by month for the remainder of the four year term. For information about the vesting status of individual awards, see the Outstanding Equity Awards at Fiscal Year-End table below.
(3)	All non-equity incentive plan compensation earnings shown above were earned in 2007 and paid in 2008.
(4)	Amounts under the column “All Other Compensation” are comprised of severance payments of $186,857 and cash incentives of $88,636 in accordance with the terms of Ms. Eastwood’s separation agreement.
(5)	Amounts under the column “All Other Compensation” are for sales commissions earned during 2007.
(6)	Amounts under the column “All Other Compensation” are comprised of continuation payments in the form of consulting fees of $43,222 and cash incentives of $31,033 in accordance with the terms of Ms. Thompson’s separation agreement.
(7)	Amounts under the column “All Other Compensation” represents imputed income for amounts paid for health benefits on behalf of Mr. McClurken’s domestic partner.

Grants of Plan-Based Awards

The following table sets forth information concerning the stock option grants made to each of the NEOs during the fiscal year ended December 31, 2007, pursuant to the 1999 Plan and the 2003 Plan. We have never granted any stock appreciation rights.

Grants of Plan-Based Awards (1)

Name	Grant Date		Estimated Future Payments Under Non-Equity Incentive Plan Awards ($)(7)			Estimated Future Payments Under Equity Incentive Plan Awards (Number of Options)			All Other Option Awards; Number of Securities Underlying Options (2)(3)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Option Awards ($)(4)
			Threshold	Target	Maximum	Threshold	Target	Maximum
Joseph Army			$51,810	$103,620	$124,340	100,000	200,000	240,000
	02/01/07								21,173	$0.124	$4,158
	04/24/07	(8)							711,665	$0.124	$19,858
	04/25/07								400,000	$0.124	$78,280
	08/17/07								1,850,000	$0.35	$430,865
M. Jacqueline Eastwood			n/a	n/a	n/a	n/a	n/a	n/a
	02/01/07								42,345	$0.124	$8,317
	04/24/07	(8)							2,677,930	$0.124	$75,856
Richard Altieri(5)			$7,500	$15,000	$18,000	5,833	11,667	14,000
	09/11/07								728,000	$0.35	$169,551
Nathan Harris			n/a	n/a	n/a	10,000	20,000	24,000
	02/01/07								11,292	$0.124	$2,218
	04/24/07								250,000	$0.124	$48,925
	04/24/07	(8)							226,337	$0.124	$5,746
Tad Vaughn			$16,450	$32,900	$39,480	10,000	20,000	24,000
	02/01/07								4,705	$0.124	$924
	04/24/07								50,000	$0.124	$9,785
	04/24/07	(8)							50,000	$0.124	$1,109
	11/06/07								25,000	$0.58	$9,638
Som Kovvuri(6)			$12,000	$24,000	$28,800	4,000	8,000	9,600
	04/24/07								10,000	$0.124	$1,816
	09/11/07								40,000	$0.35	$9,316
Roberta Thompson			n/a	n/a	n/a	n/a	n/a	n/a
	02/01/07								21,173	$0.124	$4,158
	04/24/07	(8)							498,295	$0.124	$12,309
Michael McClurken			n/a	n/a	n/a	n/a	n/a	n/a
	02/01/07								21,173	$0.124	$4,158
	04/24/07								150,000	$0.124	$29,355
	04/24/07	(8)							621,384	$0.124	$17,508

(1)	The column disclosing grants of plan-based awards under the heading “All other Stock Awards; Number of Shares” is not included in this table because no plan-based grants in these categories were granted to our named executive officers in 2007.
(2)	Options granted to our named executives on 2-1-07 represent awards earned in 2006 under the annual incentive plan. All other options granted during 2007 were earned in 2007, except as noted in Footnote 8 below.
(3)	Options granted under the 1999 plan vest ratably over a period of one to four years from the date of grant. One quarter of the options vest on the one year anniversary of the grant date, with the remainder vesting ratably by month for the remainder of the four year term. For information about the vesting status of individual awards, see the Outstanding Equity Awards at Fiscal Year-End table below.
(4)	The amounts reported in this column reflect the grant date fair value of those awards computed in accordance with SFAS No. 123(R).
(5)	Amounts under the column “Estimated Future Payments Under Equity Incentive Plan Awards” are pro-rated based on the portion of the year that Mr. Altieri was employed by the Company.
(6)	Amounts under the column “Estimated Future Payments Under Equity Incentive Plan Awards” are pro-rated to reflect that Mr. Kovvuri served a portion of the year as our Director of Quality Assurance before being promoted to Vice President, Regulatory Affairs and Quality Assurance.
(7)	Amounts actually paid to executives under the non-equity portion of the Annual Incentive Program for 2007 are reflected in the Summary Compensation Table above.
(8)	Option awards represent options granted prior to January 1, 2007 and re-priced on April 24, 2007.

Option Exercises and Unexercised Option Holdings

The following table sets forth certain information regarding the number and value of exercisable options by each of the NEOs as of December 31, 2007 and the number and value of unexercised options held by each of the NEOs as of December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End (1)(2)

Name of Executive	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date (3)
Joseph Army	-0-	753	$0.124	01/20/14
	-0-	13,452	$0.124	01/19/15
	-0-	48,155	$0.124	04/12/15
	-0-	2,911	$0.124	01/19/15
	-0-	19,532	$0.124	01/17/16
	-0-	21,173	$0.124	02/01/17
	-0-	400,000	$0.124	04/25/17
	-0-	1,850,000	$0.35	08/17/17
M. Jacqueline Eastwood	-0-	-0-	n/a	n/a
Richard Altieri	-0-	728,000	$0.35	09/11/17
Nathan Harris	7,174	-0-	$0.124	07/15/13
	2,309	178	$0.124	01/20/14
	4,818	5,078	$0.124	01/19/15
	2,500	10,417	$0.124	04/17/16
	-0-	11,292	$0.124	02/01/17
	-0-	250,000	$0.124	04/24/17
Tad Vaughn	17,708	32,292	$0.124	07/18/16
	-0-	4,705	$0.124	02/01/17
	-0-	50,000	$0.124	04/24/17
	-0-	25,000	$0.58	11/06/17
Som Kovvuri	-0-	10,000	$0.124	04/24/17
	-0-	40,000	$0.35	09/11/17
Roberta Thompson	-0-	-0-	n/a	n/a
Michael McClurken	-0-	-0-	n/a	n/a

(1)	Columns disclosing grants of plan-based awards under the headings “Number of Shares of Stock That Have Not Vested,” “Market Value of Shares That Have Not Vested,” “Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested,” “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options” and “Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Other Rights That Have Not Vested” are not included in this table because no equity awards in these categories were granted to our named executive officers in 2007
(2)	Options granted under the 1999 Plan vest ratably over a period of one to four years from the date of grant. One quarter of the options vest on the one year anniversary of the grant date, with the remainder vesting ratably by month for the remainder of the four year term.
(3)	Options granted under the 1999 Plan are exercisable over a period of ten years from the date of grant. Accordingly, the grant date associated with each of the awards in the table above is equal to the date ten years prior to the expiration date indicated in this column.

Option Exercises and Stock Vested

The following table provides information regarding options exercised and vested for the NEOs during the fiscal year ended December 31, 2007. We do not award stock. Therefore, no stock awards vested during 2007, and the columns under the headings “Number of Shares of Stock Acquired on Vesting” and “Value Realized on Vesting of Stock” were omitted from the table.

Name of Executive	Number of Shares Acquired on Exercise of Options	Value Realized on Exercise of Options ($) (1)
Joseph Army	726,772	$112,284
M. Jacqueline Eastwood	2,490,659	$572,327
Richard Altieri	—	—
Nathan Harris	193,863	$24,427
Tad Vaughn	—	—
Som Kovvuri	—	—
Roberta Thompson	143,934	$18,136
Michael McClurken	602,618	$144,638

(1)	Represents the difference between the exercise price and the fair value of company common stock, as determined by the Company’s Board of Directors, on the date of exercise. For a more detailed discussion on the determination of the fair value of the Company’s common stock, refer to Critical Accounting Policies and Estimates.

Equity Benefit Plans

Amended and Restated 1999 Employee Incentive Plan

Our Amended and Restated 1999 Employee Incentive Plan, or the 1999 Plan, was adopted in 2000. The 1999 Plan permits us to make grants of incentive stock options, non-qualified stock options and restricted stock awards. We have reserved 15,047,452 shares of our common stock for the issuance of awards under the 1999 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 1999 Plan also will be available for future awards.

The 1999 Plan is administered by the compensation committee of our board of directors. Our compensation committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 1999 Plan. All directors, executive officers, and certain other key persons (including employees, consultants and advisors) are eligible to participate in the 1999 Plan.

The exercise price of stock options awarded under the 1999 Plan may not be less than the fair market value of our common stock on the date of the option grant and it is expected that the term of each option granted under the 1999 Plan will not exceed 10 years (or five years, in the case of an incentive stock option granted to a 10 percent shareholder) from the date of grant. Our compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed 10 years from the date of grant) and, subject to the provisions of the 1999 Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

Restricted stock may also be granted under our 1999 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by our compensation committee. Our compensation committee of our board of directors may impose whatever conditions to vesting it determines to be appropriate. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. Our compensation committee will determine the number of shares of restricted stock granted to any employee. Our 1999 Plan also gives our compensation committee discretion to grant stock awards free of any restrictions.

Unless our compensation committee determines otherwise, our 1999 Plan does not generally allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. In the event of certain consolidations, mergers or the transfer of substantially all of our assets, all outstanding awards under the 1999 Plan shall become exercisable immediately prior to consummation of such transaction unless our board of directors has arranged for the assumption of the awards or the grant of replacement awards by the acquiring corporation.

No awards may be granted under the 1999 Plan after March 2010. In addition, our board of directors may amend or discontinue the 1999 Plan at any time and our compensation committee may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent.

As of March 31, 2008, we had options to purchase 6,735,738 shares of our common stock outstanding under our 1999 Plan. No restricted stock was outstanding under the 1999 Plan as of December 31, 2007. Following this offering, our board of directors does not intend to grant any further awards under the 1999 Plan. We intend to adopt a new incentive plan in 2008, under which we expect to make all future awards.

2003 Directors and Advisors Stock Option and Restricted Stock Plan

Our 2003 Directors and Advisors Stock Option and Restricted Stock Plan, or the 2003 Plan, was adopted in July 2003. The 2003 Plan permits us to make grants of non-qualified stock options and restricted stock awards. We have reserved 924,539 shares of our common stock for the issuance of awards under the 2003 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2003 Plan also will be available for future awards.

The 2003 Plan is administered by our compensation committee. Our compensation committee has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2003 Plan. Directors, consultants and advisors selected by our board of directors are eligible to participate in the 2003 Plan.

The exercise price of stock options awarded under the 2003 Plan may not be less than the fair market value of the common stock on the date of the option grant and it is expected that the term of each option granted under the 2003 Plan will not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised (provided that in no event may it exceed 10 years from the date of grant) and, subject to the provisions of the 2003 Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

Restricted stock may also be granted under our 2003 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by our compensation committee. Our compensation committee may impose whatever conditions to vesting it determines to be appropriate. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. Our compensation committee will determine the number of shares of restricted stock granted to any employee. Our 2003 Plan also gives our compensation committee discretion to grant stock awards free of any restrictions.

Unless our compensation committee provides otherwise, our 2003 Plan does not generally allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. In the event of certain consolidations, mergers or the transfer of substantially all of our assets, all outstanding awards under the 2003 Plan shall become exercisable immediately prior to consummation of such transaction unless our board of directors has arranged for the assumption of the awards or the grant of replacement awards by the acquiring corporation.

Our board of directors may amend or discontinue the 2003 Plan at any time and may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent.

As of March 31, 2008, we had options to purchase 537,288 shares of our common stock outstanding under our 2003 Plan. No restricted stock was outstanding under the 2003 Plan as of December 31, 2007. Following this offering, our board of directors does not intend to grant any further awards under the 2003 Plan. We intend to adopt a new incentive plan in 2008, under which we expect to make all future awards.

401(k) Plan

We maintain a retirement and deferred savings plan for our employees in the United States. This plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. The retirement and deferred savings plan provides that each participant may contribute a portion of his or her pre-tax compensation, subject to statutory limits. Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The retirement and deferred savings plan also permits us to make discretionary contributions, subject to established limits and a vesting schedule.

In 2006, we amended the plan to allow qualified employees to contribute a portion of their after-tax income into a Roth 401(k).

We have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

Pension Benefits

None of our NEOs participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us as of December 31, 2007, and as a result there is not a pension benefits table included in this registration statement.

Non-Qualified Deferred Compensation

None of our NEOs participate in or have account balances in non-qualified deferred compensation plans maintained by us as of December 31, 2007, and as a result there is not a non-qualified deferred compensation table included in this registration statement.

Employment and Change of Control Arrangements

Joseph Army.    We are party to an employment agreement with Joseph Army, dated as of January 22, 2008, for the position of President and Chief Executive Officer. The agreement provides for a base salary of $290,000 per year, subject to increase from time to time by our board of directors. Mr. Army is eligible to receive a cash bonus with a target of 40% of base salary. In addition, in each of fiscal 2007 and 2008, he is eligible to receive an equity bonus with a target of an option to purchase 200,000 shares of our common stock. Furthermore, with approval by our board of directors, the maximum amount of cash bonus may increase to 48% of his base salary and the maximum equity bonus may increase to qualify him for stock options to purchase up to 240,000 shares of our common stock, based on our overachievement of certain objectives. Mr. Army was also given a one-time grant of options to purchase 1,850,000 shares of our common stock. Mr. Army is entitled to participate in employee benefit plans on the same terms as our other executive officers.

In the event of a change of control of the company, Mr. Army’s then unvested stock options which have not been otherwise accelerated by the board of directors pursuant to the 1999 Plan, will vest in four equal tranches over a 12 month period following the closing date, provided that Mr. Army remain employed on each vesting date. If we terminated Mr. Army’s employment other than for cause at any time, or if Mr. Army terminates his employment with us for good reason following a change of control, he will be entitled to receive the following severance benefits: (i) base salary for an additional 12 month period; (ii) a pro-rata bonus in the amount to which he would have been entitled had his employment not terminated; (iii) participation in employee benefit plans for an additional 12 month period; (iv) ability to exercise any vested stock options for an additional two and a half month period, or prior to the end of the calendar year in which his employment is terminated, whichever is later. Finally, if his employment is terminated other than for cause, or if Mr. Army terminates his employment for good reason during the 12 month period following a change of control, all of Mr. Army’s unvested options will vest immediately upon such termination.

Cause is defined to mean (i) failure to perform (other than by reason of disability) or negligence in the performance of duties and responsibilities for the company, if that failure or neglect remains uncured or continues after 30 days’ notice from the company; (ii) material breach of the employment agreement or any other agreement with the company; (iii) fraud, embezzlement or other dishonesty with respect to the company; (iv) a charge, indictment or conviction of or plea of nolo contendere to a felony or other crime involving moral turpitude; (v) willful misconduct (including violations of company policies, for example policies concerning insider trading, sexual harassment and the company’s code of conduct); (vi) material breach of fiduciary duty; or (vii) failure to cooperate, if requested by the board of directors, with any investigation or inquiry into Mr. Army’s or the company’s business practices, whether internal or external, including failure to be deposed or to provide testimony at any inquiry or trial.

Change of control is defined to mean any of the following events: (i) any consolidation or merger of the company with or into any other entity, or any other corporate reorganization, in which our outstanding shares immediately prior to such transaction (or the shares of the surviving corporation issued in respect of the shares of the company outstanding immediately prior to such transaction) do not, immediately after such transaction, represent more than 50% of the outstanding voting power of the surviving entity; (ii) any other transaction or series of related transactions engaged in by us or holders of our voting securities in which more than 50% of our voting power is transferred, except in connection with a public offering of our securities or other equity financing; or (iii) a sale or transfer of all or substantially all of the assets of the company.

Good reason is defined as any one or more of the following events occurring without Mr. Army’s consent following consummation of a change of control: (i) material breach of his employment agreement by the surviving company; (ii) a material diminution of any of Mr. Army’s significant duties, responsibilities or authority; provided that our failure to continue Mr. Army’s appointment or election as a director or officer of any affiliated entity, a change in reporting relationships resulting from the control of the company by another corporation, any diminution of the business of the company, or any sale or transfer of equity, property or other assets of the company or any affiliated entity does not constitute good reason; (iii) any reduction in or failure to pay Mr. Army’s base salary or any reduction in his target bonus; or (iv) relocation of Mr. Army’s primary worksite more than 35 miles from its then-current location.

The table below reflects the payment that would have been received by Mr. Army if each of the events described in the column headings occurred on December 31, 2007.

	Change of control			Termination by the company other than for cause; not after a change of control (1)		Termination after a change of control by the company (other than for cause) or by Mr. Army for good reason (1)
Base Salary		n/a		$290,000	(2)		$290,000	(2)
Cash Bonus		n/a		$124,340	(3)		$124,340	(3)
Benefits		n/a		$7,872	(2)		$7,872	(2)
Number of accelerated stock options		2,356,066	(4)(5)	n/a			2,356,066	(5)
Value of accelerated options (6)	$			$0		$

(1)	“After a change of control” means within 12 months following a change of control.
(2)	To be paid in installments over the 12 month period from December 31, 2007 until December 31, 2008, according to regular payroll practices.
(3)	Reflects payment of bonus amount actually earned by and paid to Mr. Army for fiscal 2007.
(4)	Stock options granted to Mr. Army that remain unvested immediately prior to a change of control, and the vesting of which has not been otherwise accelerated by the board of directors pursuant to the terms of the 1999 Plan, will be accelerated to vest in 4 equal tranches on the last day of each successive 3-month period during the 12 months immediately following the date of the change of control (provided that Mr. Army is employed by the company or the acquiror on such vesting dates).
(5)	Reflects vesting of all unvested stock options owned by Mr. Army as of December 31, 2007.
(6)	There was no public market for our common stock in 2007. We have estimated the market value of the unvested option shares based on an assumed public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

Richard Altieri.    We are party to a letter agreement, dated as of August 31, 2007, with Richard Altieri for the position of Vice President Finance, Chief Financial Officer and Treasurer. The agreement provides for at-will employment at a base salary of $225,000 per year. Mr. Altieri received a non-qualified stock option to purchase 728,000 shares of our common stock under our incentive plan upon beginning his employment with us. In addition, he has the opportunity to earn a cash bonus of up to 20% of his base salary and an equity bonus of a stock option to purchase up to 35,000 shares of our common stock under our incentive plan, based on the achievement of a combination of company and personal milestones. Furthermore, with approval by our board of directors, the maximum amount of cash bonus may increase to 24% of his base salary and the maximum equity bonus may increase to qualify him for a stock option to purchase up to 42,000 shares of our common stock, based on our overachievement of certain objectives. Mr. Altieri’s stock options are subject to a four year vesting period, with 25% of his stock options vesting after one year, and monthly pro-rated vesting thereafter. The letter agreement does not contain any change of control provisions or contractual termination or severance benefits.

David Brown.    We are party to a letter agreement, dated as of January 14, 2008, with David Brown for the position of Vice President, Sales & Marketing. The agreement provides for at-will employment at a base salary of $225,000 per year. Mr. Brown has received a non-qualified stock option to purchase 550,000 shares of common stock under our incentive plan. In addition, he has the opportunity to earn a cash bonus of up to 20% of his base salary and an equity bonus of a stock option to purchase up to 35,000 shares of common stock under our incentive plan, based on the achievement of a combination of company and personal milestones. The maximum cash bonus amount may be increased to 35% of Mr. Brown’s base salary, based on overachievement of personal employment objectives. Furthermore, with approval by our board of directors, the maximum equity bonus may increase to qualify him for a stock option to purchase up to 42,000 shares of our common stock, based on our overachievement of certain objectives. Mr. Brown’s stock options are subject to a four year vesting period, with 25% of his stock options vesting after one year, and monthly pro-rated vesting thereafter. The letter agreement does not contain any change of control provisions or contractual termination or severance benefits.

Mark Roby, Ph.D.    We are party to a letter agreement, dated as of January 17, 2008, with Mark Roby for the position of Vice President, Research & Development. The agreement provides for at-will employment at a base salary of $220,000 per year. Dr. Roby has received a non-qualified stock option to purchase 575,000 shares of common stock under our incentive plan. In addition, he has the opportunity to earn a cash bonus of up to 20% of his base salary and an equity bonus of a stock option to purchase up to 35,000 shares of our common stock under our incentive plan, based on achievement of a combination of company and personal milestones. With approval by our board of directors, the maximum amount of the cash bonus may increase to qualify him for a stock option to purchase up to 24% of his base salary and the maximum amount of the equity bonus may increase to up to 42,000 shares of common stock, based on our overachievement of certain objectives. Dr. Roby’s stock options are subject to a four year vesting period, with 25% of his stock options vesting after one year, and monthly pro-rated vesting thereafter. The letter agreement does not contain any change of control provisions or contractual termination or severance benefits.

Som Kovvuri.    We are party to a letter agreement, dated as of January 3, 2007, with Som Kovvuri for the position of Director, Quality Assurance. The agreement provides for at-will employment at a base salary of $150,000 per year. Mr. Kovvuri received a non-qualified stock option to purchase 10,000 shares of our common stock under our incentive plan. In addition, he has the opportunity to earn a cash bonus of up to 12.5% of his base salary and an equity bonus of up to 4,000 stock options under our incentive plan, based on achievement of a combination of company and personal milestones. Mr. Kovvuri was promoted to the position of Vice President, Regulatory Affairs and Quality Assurance in September 2007, at which time our board of directors increased his base salary to $160,000 per year. Mr. Kovvuri received a non-qualified stock option to purchase 40,000 of common stock under our incentive plan upon his promotion. In addition, he has the opportunity to earn a cash bonus of up to 20% of his base salary and an equity bonus of a stock option to purchase up to 20,000 shares of our common stock under our incentive plan, based on achievement of a combination of company and personal milestones. Furthermore, with approval by our board of directors, the maximum amount of cash bonus may increase to 24% of his base salary and the maximum equity bonus may increase to qualify him for a stock option to purchase up to 24,000 shares of our common stock, based on company overachievement of certain objectives. Mr. Kovvuri’s stock options are subject to a four year vesting period, with 25% of his stock options vesting after one year, and monthly pro-rated vesting thereafter. The letter agreement does not contain any change of control provisions or contractual termination or severance benefits.

Tad Vaughn.    We are party to a letter agreement, dated as of July 11, 2006, with Tad Vaughn for the position of Vice President, Operations. The agreement provides for at-will employment at a base salary of $150,000 per year. Mr. Vaughn received a non-qualified stock option to purchase 50,000 shares of our common stock under our incentive plan upon beginning his employment with us. Effective January 1, 2007, Mr. Vaughn’s salary was increased to $154,500 per year. On November 1, 2007, Mr. Vaughn’s salary was increased to $164,500 per year. In addition, he has the opportunity to earn a cash bonus of up to 20% of his base salary and an equity bonus of a stock option to purchase up to 20,000 shares of common stock under the company incentive plan, based on achievement of a combination of company and personal milestones. Furthermore, with approval by the board of directors, the maximum amount of cash bonus may increase to 24% of his base salary and the maximum equity bonus may increase to qualify him for a stock option to purchase up to 24,000 shares of common stock, based on company overachievement of certain objectives. Mr. Vaughn’s stock options are subject to a four year vesting period, with 25% of his stock options vesting after one year, and monthly pro-rated vesting thereafter. The letter agreement does not contain any change of control provisions or contractual termination or severance benefits.

M. Jacqueline Eastwood.    We were a party to an Employment Agreement, dated August 9, 1999, with M. Jacqueline Eastwood for the position of President & Chief Executive Officer. The agreement provided for at-will employment at a base salary of $205,000 per year, subject to adjustment by our board of directors. Ms. Eastwood received an incentive stock option to purchase 393,258 shares of our common stock under our incentive plan upon beginning her employment with us. In 2007, Ms. Eastwood’s base salary was $263,798 per year. In addition, she was eligible to earn an annual equity bonus of stock options to purchase shares of our common stock under our incentive plan based on the achievement of a combination of company and personal milestones. Options to purchase a total of 2,720,275 shares of our common stock were granted to Ms. Eastwood under this bonus plan. Ms. Eastwood’s resignation became effective as of March 20, 2007. Under the terms of a separation agreement dated March 14, 2007, we paid Ms. Eastwood severance payments totaling $275,493 and she was permitted to exercise her vested stock options until December 31, 2007, in exchange for release of all claims against the company and subject to confidentiality, non-solicitation and nondisparagement provisions. Under the terms of the separation agreement, we agreed to maintain group health and dental insurance coverage for Ms. Eastwood through September 20, 2007. As of December 31, 2007, all of Ms. Eastwood’s equity awards have either been exercised or terminated. We have no obligations remaining under either the separation agreement or employment agreement with Ms. Eastwood and no further payments to Ms. Eastwood are due.

Nathan Harris.    We were party to a letter agreement, dated as of January 9, 2003, with Nathan Harris for the position of Vice President, US Sales. The agreement provided for at-will employment at a base salary of $200,000 per year. In addition, he had the opportunity to earn a cash bonus of up to 20% of his base salary and the right to participate in the stock option bonus program, in which options could be granted to reward performance at the discretion of our Board of Directors. In 2007, Mr. Harris’ base salary was $221,728 per year. In addition, he was eligible to earn an equity bonus of a stock option to purchase up to 20,000 shares of our common stock under our incentive plan, based on the achievement of a combination of company and personal milestones. Furthermore, with approval by the Board of Directors, the maximum equity bonus could have been increased to qualify him for a stock option to purchase up to 24,000 shares of common stock, based on Company overachievement of certain objectives. Mr. Harris’ stock options were subject to a four year vesting period, with 25% of his stock options vesting after one year, and monthly pro-rated vesting thereafter. The letter agreement did not contain any change of control provisions or contractual termination or severance benefits. Mr. Harris’ employment with us was terminated effective as of April 30, 2008. Under the terms of a separation agreement dated April 30, 2008, we will continue to pay Mr. Harris’ salary for four months following his separation date, and he is permitted to exercise his vested stock options until April 30, 2010, in exchange for release of all claims against the company and subject to confidentiality provisions. Under the terms of the separation agreement, Mr. Harris is also entitled to a reimbursement of the premium costs and administrative fees for COBRA through August 30, 2008 or, if earlier, the date that Mr. Harris begins his employment with a new employer. All of Mr. Harris’ unvested stock options terminated on the date of his termination.

Michael McClurken.    We were party to a letter agreement, dated as of August 20, 1999, with Michael McClurken for the position of Vice President of Research and Development. The agreement provided for at-will employment at a base salary of $120,000 per year. Mr. McClurken received a non-qualified stock option to purchase 100,000 shares of our common stock under our incentive plan upon beginning his employment with us. In 2007, Mr. McClurken’s base salary was $165,479 per year. In addition, he was eligible to earn a cash bonus of up to 20% of his base salary and an equity bonus of a stock option to purchase up to 37,500 shares of our common stock under our incentive plan, based on the achievement of a combination of company and personal milestones. Mr. McClurken resigned in October 2007, and was therefore not eligible to receive payment under the 2007 incentive program. Mr. McClurken’s stock options were subject to a four year vesting period, with 25% of his stock options vesting after one year, and monthly pro-rated vesting thereafter. All of Mr. McClurken’s stock option awards have either been exercised or terminated. The letter agreement did not contain any change of control provisions or contractual termination or severance benefits. We have no obligations remaining under the letter agreement, and no further payments to Mr. McClurken are due.

Roberta Thompson.    We were party to a letter agreement, dated as of February 21, 1999, with Roberta Thompson for the position of Vice President of Regulatory and Clinical Affairs. The agreement provided for at-will employment at a base salary of $125,000 per year. Ms. Thompson received a non-qualified stock option to purchase 100,000 shares of our common stock under our incentive plan upon beginning her employment with us. In addition, she had the opportunity to earn a cash bonus of up to 20% of her base salary and an equity bonus of a stock option to purchase up to 25,600 shares of common stock under the company incentive plan. In 2007, Ms. Thompson’s base salary was $172,887 per year. In addition, she was eligible to earn a cash bonus of up to 20% of her base salary and an equity bonus of a stock option to purchase up to 37,500 shares of our common stock under our incentive plan, based on the achievement of a combination of company and personal milestones. Ms. Thompson’s stock options were subject to a four year vesting period, with 25% of her stock options vesting after one year, and monthly pro-rated vesting thereafter. Ms. Thompson’s employment with us was terminated effective as of September 30, 2007. Under the terms of a separation agreement dated September 24, 2007 we paid Ms. Thompson a prorated bonus for 2007 and she was permitted to exercise her vested stock options until December 31, 2007 in exchange for release of all claims against the company and subject to confidentiality provisions. Under the terms of the separation agreement, Ms. Thompson was also entitled to a reimbursement of 85% of the premium costs and administrative fees for COBRA through March 31, 2008. All of Ms. Thompson’s unvested stock options terminated on the date of her termination. On September 24, 2007, we also entered into a consulting agreement with Ms. Thompson which expired March 31, 2008. Under the terms of the consulting agreement, Ms. Thompson was obligated to provide consulting services to us not to exceed 100 hours per month in exchange for a monthly payment of $14,407. All of Ms. Thompson’s equity awards have either been exercised or terminated. We have no obligations remaining under either the separation agreement or the consulting agreement with Ms. Thompson and no further payments to Ms. Thompson are due.

Director Compensation

Non-employee Director Compensation Policy

Our directors do not currently receive cash compensation for their services as members of the board of directors or committees of the board of directors. Our employee directors are eligible to participate in the 1999 Plan and all directors are eligible to participate in the 2003 Plan. We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees thereof.

The following table sets forth a summary of the compensation earned by certain of our directors in 2007. The columns under the headings “Fees Earned or Paid in Cash,” “Stock Awards,” “Non-Equity Incentive Plan Compensation,” “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and “All Other Compensation” were omitted because no compensation in these categories were awarded to, earned by, or paid to our directors in 2007.

Name of Director	Option Awards ($)(1)	Total ($)
Richard Randall (2)	$12,744	$12,744
J. Neal Armstrong (2)	$15,093	$15,093
Winston Wallin (2)	$12,744	$12,744
Jay Schmelter	—	—
Gary Ellis	—	—
Anthony Arnerich	—	—
Robert Strauss (3)	$15,564	$15,564

(1)	Options granted under the 2003 plan vest one year from the date of grant.
(2)	The amounts reported reflect the compensation expense associated with the vesting of options in 2007, as well as an incremental charge associated with the re-pricing of previously granted stock options during 2007.
(3)	Mr. Strauss resigned from the board of directors in March 2003. Amounts reported in the table reflect the compensation expense incurred in 2007 for the incremental charges associated with the repricing of stock options previously awarded to Mr. Strauss in 2000 and 2003.

Limitation of Liability and Indemnification Agreements

The Delaware General Corporation Law authorizes corporations to eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our restated certificate of incorporation and restated by-laws limit the liability of our directors to the fullest extent permitted under Delaware law.

We have obtained directors’ and officers’ liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, and plan to expand such coverage to include matters arising under the securities laws prior to the completion of this offering. Our restated certificate of incorporation and restated by-laws also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, or any member of the immediate family of the foregoing persons.

Transactions with our Principal Stockholders

Medtronic License Agreement

We are party to a license agreement with Medtronic under which we license intellectual property rights to our core technology. In connection with the license agreement, we have granted Medtronic promissory notes and warrants to purchase our common stock and our Series D Convertible Preferred Stock at an exercise price of $1.263 per share, which will become warrants to purchase our common stock upon consummation of this offering. The exercise price of the warrants to purchase Series D Convertible Preferred Stock was based on the then recently completed Series D financing in which the price for each share of the Series D Convertible Preferred Stock was $1.263 per share. The amount of promissory notes and warrants issued to Medtronic on a yearly basis depends on the amount of royalties we owe to Medtronic under the license agreement for the applicable year, subject to a $300,000 annual minimum payment. The number of warrants to be issued on a quarterly basis is determined by multiplying the amount of the quarterly promissory note by 8% and then dividing by $1.263, which is the exercise price of the warrants. As of March 31, 2008, the principal balance due under the promissory notes was $2.0 million, at an interest rate of 11.75%. The balance is due in full on March 31, 2009. We will be required to pay off our Medtronic promissory notes in full upon closing of this offering. As of March 31, 2008, Medtronic has received warrants to purchase 129,031 shares of our Series D Convertible Preferred Stock. Starting in 2009, we will be obligated to make royalty payments in cash.

Pursuant to the license agreement and our amended and restated certificate of incorporation, Medtronic is entitled to appoint a representative to our board of directors; however, this right will terminate automatically upon the completion of this offering.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain of our warrantholders and stockholders, including each of the holders of more than five percent of our voting securities and Wallin 2004 Partnership LLP. For more information regarding specific rights granted to investors under this agreement, see “Description of Capital Stock”.

Pursuant to registration rights provisions of our amended and restated investors’ rights agreement, the holders of 81,348,174 shares of our common stock (on an as-converted basis), including warrants to purchase up to 2,747,922 shares of common stock at a weighted average exercise price of $0.58 per share, are entitled to require us to register their shares or participate in a registration of shares by us under the Securities Act under certain circumstances. None of the holders have rights to register shares in connection with this offering. These holders include the following directors and holders of more than five percent of our voting securities:

Name	Relationship	Number of Registrable Shares
Entities affiliated with Arnerich Massena & Associates, Inc. (1)	5% Stockholder	30,217,571
Entities affiliated with QuestMark Advisers LLC (2)	5% Stockholder	12,116,240
Entities affiliated with Medtronic, Inc. (3)	5% Stockholder	6,576,974
Entities affiliated with RiverVest Venture Partners I, LLC (4)	5% Stockholder	5,691,590
Entities affiliated with Vanguard VI Venture Partners, L.L.C. (5)	5% Stockholder	4,426,978
Entities affiliated with Crescendo Ventures III, LLC (6)	5% Stockholder	3,867,507
Wallin 2004 Partnership LLP (7)	Director	1,103,756
Total		64,000,616

(1)	Consists of 13,550,712 shares held by TLM Investors, LLC and 16,666,859 shares held by TLM Investors II, LLC. One of our directors, Mr. Arnerich, is the Managing Member of TLM Investors, LLC and Chief Executive Officer of Arnerich Massena & Associates, Inc., the Managing Member of TLM Investors II, LLC.
(2)	Consists of 9,920,989 shares held by QuestMark Partners, L.P., 1,757,443 shares held by QuestMark Partners Side Fund, L.P., warrants to purchase 371,924 shares held by QuestMark Partners, L.P. and warrants to purchase 65,884 shares held by QuestMark Partners Side Fund, L.P. QuestMark Advisers LLC is the General Partner of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P.
(3)	Consists of 993,756 shares held by Medtronic, Inc., 5,155,200 shares held by its subsidiary, Medtronic International, Ltd., warrants to purchase 249,822 shares held by Medtronic, Inc. and warrants to purchase 178,196 shares held by its subsidiary, Medtronic International, Ltd. One of our directors, Mr. Ellis, is Senior Vice President and Chief Financial Officer of Medtronic, Inc. and Medtronic International, Ltd.
(4)	Consists of 5,691,590 shares held by RiverVest Venture Fund I, L.P. One of our directors, Mr. Schmelter, is a Manager of RiverVest Venture Partners I, LLC, the General Partner of RiverVest Venture Fund I, L.P.
(5)	Consists of 3,460,098 shares held by Vanguard VI L.P., 143,103 shares held by Vanguard VI Affiliates Fund, L.P. and 823,777 shares held by Vanguard VI Annex Fund, L.P. Vanguard VI Venture Partners, L.L.C. is the General Partner of Vanguard VI L.P., Vanguard VI Affiliates Fund, L.P. and Vanguard VI Annex Fund, L.P.
(6)	Consists of 3,528,194 shares held by Crescendo III, L.P., 87,005 shares held by Crescendo III Executive Fund, L.P., 85,808 shares held by Crescendo III, GBR, warrants to purchase 160,091 shares held by Crescendo III, L.P., warrants to purchase 4,761 shares held by Crescendo III Executive Fund, L.P. and warrants to purchase 1,648 shares held by Crescendo III, GBR. Crescendo Ventures III, LLC is the General Partner of Crescendo III, L.P., Crescendo III Executive Fund, L.P. and Crescendo III, GBR
(7)	Wallin 2004 Partnership LLP is beneficially owned by four children of Mr. Wallin, one of our directors. Mr. Wallin is not a beneficial owner of these shares.

Voting Agreements

Pursuant to a voting agreement by and among us and the holders of our Series E Convertible Preferred Stock, including entities associated with RiverVest Venture Partners I, LLC, Arnerich Massena & Associates, Inc. and Wallin 2004 Partnership LLP, each of Anthony Arnerich and Jay Schmelter were elected to serve as members of our board of directors as representatives of our Series E Convertible Preferred Stock. Mr. Arnerich was designated by TLM Investors II, LLC and Mr. Schmelter was designated by RiverVest Venture Fund I, L.P. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering.

Pursuant to a voting agreement by and among us and certain of our common stockholders and optionholders, including each of Messrs. Army, Vaughn, Armstrong, Randall and Wallin, each such common stockholder and optionholder agrees to vote their common stock, including common stock issued upon exercise of options, in favor of certain significant transactions if approved by our board of directors. The types of significant transactions covered by the voting agreement include sales, mergers, increases in authorized common stock, and private and public offerings of securities, as well as certain other similar transactions. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering.

Financing Transactions

On February 12, 2007, we sold 27,346,379 shares of Series E Convertible Preferred Stock to venture capital investors, including holders of more than five percent of our voting securities, in a private placement at a price of $0.924 per share, resulting in net proceeds of approximately $20.0 million after conversion of approximately $5.3 million of outstanding principal and accrued interest on convertible promissory notes as described below.

Name	Relationship	Shares of Series E Convertible Preferred Stock Purchased	Cash Consideration	Consideration from Cancellation of Indebtedness
Entities affiliated with Arnerich Massena & Associates, Inc. (1)	5% Stockholder	18,547,739	$15,400,179	$1,737,933
Entities affiliated with QuestMark Advisers LLC (2)	5% Stockholder	1,250,880	N/A	$1,155,813
Entities affiliated with Medtronic, Inc. (3)	5% Stockholder	509,132	N/A	$470,438
Entities affiliated with RiverVest Venture Partners I, LLC (4)	5% Stockholder	2,076,670	$1,500,000	$418,844
Entities affiliated with Crescendo Ventures III, LLC (5)	5% Stockholder	475,721	N/A	$439,566
Wallin 2004 Partnership LLP (6)	Director	1,082,251	$1,000,000	N/A
Total		23,942,393	$17,900,179	$4,222,594

(1)	Consists of 1,880,880 shares held by TLM Investors, LLC and 16,666,859 shares held by TLM Investors II, LLC. One of our directors, Mr. Arnerich, is the Managing Member of TLM Investors, LLC and Chief Executive Officer of Arnerich Massena & Associates, Inc., the Managing Member of TLM Investors II, LLC.
(2)	Consists of 1,062,640 shares held by QuestMark Partners, L.P. and 188,240 shares held by QuestMark Partners Side Fund, L.P. QuestMark Advisers LLC is the General Partner of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P.
(3)	Consists of 509,132 shares held by Medtronic International, Ltd. One of our directors, Mr. Ellis, is Senior Vice President and Chief Financial Officer of Medtronic International, Ltd.
(4)	Consists of 2,076,670 shares held by RiverVest Venture Fund I, L.P. One of our directors, Mr. Schmelter, is a Manager of RiverVest Venture Partners I, LLC, the General Partner of RiverVest Venture Fund I, L.P.
(6)	Consists of 457,406 shares held by Crescendo III, L.P., 13,606 shares held by Crescendo III Executive Fund, L.P. and 4,709 shares held by Crescendo III, GBR. Crescendo Ventures III, LLC is the General Partner of Crescendo III, L.P., Crescendo III Executive Fund, L.P. and Crescendo III, GBR
(5)	Wallin 2004 Partnership LLP is beneficially owned by four children of Mr. Wallin, one of our directors.

On September 1, 2006, we entered into a secured subordinated convertible promissory note and warrant purchase agreement with venture capital investors, including holders of more than five percent of our voting securities, in a private placement, pursuant to which promissory notes with an aggregate principal amount of approximately $5,000,000 were issued, along with warrants to purchase 1,995,477 shares of Series E Convertible Preferred Stock at an exercise price of $0.01 per share.

Name	Relationship	Principal Value of Promissory Note	Shares of Series E Convertible Preferred Stock Available upon Exercise of Warrant	Aggregate Cash Consideration
Entities affiliated with Arnerich Massena & Associates, Inc. (1)	5% Stockholder	$1,647,851	658,307	$1,649,500
Entities affiliated with QuestMark Advisers LLC (2)	5% Stockholder	$1,095,904	437,808	$1,097,000
Entities affiliated with Medtronic, Inc. (3)	5% Stockholder	$446,054	178,196	$446,500
Entities affiliated with RiverVest Venture Partners I, LLC (4)	5% Stockholder	$397,134	158,652	$397,531
Entities affiliated with Crescendo Ventures III, LLC (5)	5% Stockholder	$416,782	166,502	$417,199
Total		$4,003,725	1,599,465	$4,007,730

(1)	Consists of a promissory note in principal amount of $1,647,851 and warrants to purchase 658,307 shares held by TLM Investors, LLC. One of our directors, Mr. Arnerich, is the Managing Member of TLM Investors, LLC.

(2)	Consists of a promissory note in principal amount of $930,986 and warrants to purchase 371,924 shares held by QuestMark Partners, L.P. and a promissory note in principal amount of $164,918 and warrants to purchase 65,884 shares held by QuestMark Partners Side Fund, L.P. QuestMark Advisers LLC is the General Partner of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P.
(3)	Consists of a promissory note in principal amount of $446,054 and warrants to purchase 178,196 shares held by Medtronic International, Ltd. One of our directors, Mr. Ellis, is Senior Vice President and Chief Financial Officer of Medtronic International, Ltd.
(4)	Includes a promissory note in principal amount of $397,134 and warrants to purchase 158,652 shares by RiverVest Venture Fund I, L.P. One of our directors, Mr. Schmelter, is a Manager of RiverVest Venture Partners I, LLC, the General Partner of RiverVest Venture Fund I, L.P.
(5)	Consists of a promissory note in principal amount of $400,736 and warrants to purchase 160,092 shares held by Crescendo III, L.P., a promissory note in principal amount of $11,920 and warrants to purchase 4,762 shares held by Crescendo III Executive Fund, L.P. and a promissory note in principal amount of $4,126 and warrants to purchase 1,648 shares held by Crescendo III, GBR. Crescendo Ventures III, LLC is the General Partner of Crescendo III, L.P., Crescendo III Executive Fund, L.P. and Crescendo III, GBR.

Transactions with Directors and Executive Officers

Board Compensation

Certain of our non-employee directors have received options to purchase shares of our common stock. For more information regarding these arrangements, see “Executive Compensation—Director Compensation.”

Employment Agreements

We have entered into offer letters or employment agreements with each of Messrs. Army, Altieri, Brown, Roby, Kovvuri and Vaughn. For more information regarding these arrangements, see “Executive Compensation—Employment and Change of Control Arrangements.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Stock Option Grants

We have granted options to purchase shares of our common stock to our directors and executive officers. See “Executive Compensation—Director Compensation,” “Executive Compensation—Grants of Plan-Based Awards” and “Executive Compensation—Outstanding Equity Awards at Fiscal Year-End.”

Policies for Approval of Related Person Transactions

Our board of directors reviews and approves transactions with directors, executive officers, holders of more than five percent of our voting securities, or any member of the immediate family of the foregoing persons, or each, a related party. Prior to this offering, prior to our board of directors’ consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. In deciding whether to approve the transaction, the directors may consider such factors as the nature of the related party’s interest in the transaction, the fairness of the terms, prevailing market terms of comparable transactions and the size of the transaction relative to our business. The directors then make a subjective determination as to whether the proposed terms of the transaction are reasonable and at least as favorable as could have been obtained from unrelated third parties. Following this offering, such transactions must be approved by our audit committee or another independent body of our board of directors. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of March 31, 2008, as adjusted to reflect the sale of shares of common stock offered by us in this offering, for:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on shares of common stock outstanding as of March 31, 2008, and also lists applicable percentage ownership based on shares of common stock assumed to be outstanding after the closing of the offering. The table assumes all of our outstanding preferred stock has been converted into shares of our common stock and all outstanding warrants to purchase our preferred stock have been converted into warrants to purchase our common stock. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of March 31, 2008, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Percentage of Shares Owned Assuming Full Exercise of an Option Granted to the Underwriters
Name and Address of Beneficial Owner (1)	Number	Percent	Number	Percent
5% Stockholders
Entities affiliated with Arnerich Massena & Associates, Inc. (2) 2045 N.E. Martin Luther King Jr. Blvd. Portland, Oregon 97212	30,217,571	40.5%

Entities affiliated with QuestMark Advisers LLC (3) One South Street, Suite 800 Baltimore, Maryland 21202	12,116,240	16.1%

Entities affiliated with Medtronic, Inc. (4) 710 Medtronic Parkway, NE Mail Stop LC390 Minneapolis, MN 55432	6,576,974	8.8%

Entities affiliated with RiverVest Venture Partners I, LLC (5) 7733 Forsyth Boulevard, Suite 1650 Clayton, Missouri 63105	5,691,590	7.6%

Entities affiliated with Vanguard VI Venture Partners, L.L.C. (6) 525 University Avenue, Suite 1200 Palo Alto, CA 94301	4,426,978	5.9%

Entities affiliated with Crescendo Ventures III, LLC (7) 800 LaSalle Avenue, Suite 2250 Minneapolis, MN 55402	3,867,507	5.2%

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering	Percentage of Shares Owned Assuming Full Exercise of an Option Granted to the Underwriters

Executive Officers and Directors
Joseph Army (8)	869,549	1.2%
Richard Altieri	0	*
David Brown	0	*
Mark Roby, Ph.D.	0	*
Som Kovvuri (9)	2,708	*
Tad Vaughn (10)	37,928	0.1%
Jay Schmelter (5)	5,691,590	7.6%
Gary Ellis (4)	6,576,974	8.8%
Anthony Arnerich (2)	30,217,571	40.5%
J. Neal Armstrong	130,000	*
Winston Wallin (11)	100,000	*
Richard Randall (12)	100,000	*
M. Jacqueline Eastwood	2,490,659	3.3%
Michael McClurken, Ph.D.	576,328	*
Roberta Thompson	143,934	*
Nathan Harris	558,288	*
All current executive officers and directors as a group (12 persons) (13)	43,726,320	57.8%

*	Indicates beneficial ownership of less than one percent.
(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Salient Surgical Technologies, Inc., Suite 400, One Washington Center, Dover, NH 03820.
(2)	Consists of 13,550,712 shares held by TLM Investors, LLC and 16,666,859 shares held by TLM Investors II, LLC. Mr. Arnerich is the Managing Member of TLM Investors, LLC and Chief Executive Officer of Arnerich Massena & Associates, Inc., the Managing Member of TLM Investors II, LLC. As such, Mr. Arnerich holds all voting and investment power with respect to all shares held by such entity. Mr. Arnerich disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(3)	Consists of 9,920,989 shares held by QuestMark Partners, L.P., 1,757,443 shares held by QuestMark Partners Side Fund, L.P., warrants to purchase 371,924 shares held by QuestMark Partners, L.P. and warrants to purchase 65,884 shares held by QuestMark Partners Side Fund, L.P. QuestMark Advisers LLC is the General Partner of QuestMark Partners, L.P. and QuestMark Partners Side Fund, L.P. Mr. Benjamin Schapiro holds all share voting and investment power with respect to all shares held by QuestMark Advisers, LLC. Mr. Schapiro disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(4)	Consists of 993,756 shares held by Medtronic, Inc., 5,155,200 shares held by its subsidiary, Medtronic International, Ltd., warrants to purchase 249,822 shares held by Medtronic, Inc. and warrants to purchase 178,196 shares held by its subsidiary, Medtronic International, Ltd. Mr. Ellis is Senior Vice President and Chief Financial Officer of Medtronic, Inc. and Medtronic International, Ltd. As such, Mr. Ellis holds voting and investment power with respect to all shares held by such entity. Mr. Ellis disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Mr. William Hawkins, President and Chief Executive Officer of Medtronic, Inc., and Mr. Michael DeMane, Chief Operating Officer of Medtronic, Inc., also have share voting and investment power with respect to shares held by Medtronic, Inc. and Medtronic International, Ltd. Both Mr. DeMane and Mr. Hawkins disclaim beneficial ownership of such shares except to the extent of their pecuniary interest, if any.
(5)	Consists of 5,691,590 shares held by RiverVest Venture Fund I, L.P. Mr. Schmelter is a Manager of RiverVest Venture Partners I, LLC, the General Partner of RiverVest Venture Fund I, L.P. As such, Mr. Schmelter holds voting and investment power with respect to all shares held by such entity. Mr. Schmelter disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Mr. Tom Melzer and Mr. Andrew Craig of RiverVest Venture Fund I, L.P. also have share voting and investment power with respect to shares held by RiverVest Venture Fund I, L.P. Both Mr. Melzer and Mr. Craig disclaim beneficial ownership of such shares except to the extent of their pecuniary interest, if any.
(6)	Consists of 3,460,098 shares held by Vanguard VI L.P., 143,103 shares held by Vanguard VI Affiliates Fund, L.P. and 823,777 shares held by Vanguard VI Annex Fund, L.P. Vanguard VI Venture Partners, L.L.C. is the General Partner of Vanguard VI L.P., Vanguard VI Affiliates Fund, L.P. and Vanguard VI Annex Fund, L.P. Mr. Bob Ulrich, Mr. Jack Gill and Mr. Don Wood have share voting and investment power with respect to shares held by Vanguard VI L.P., Vanguard VI Affiliates Fund, L.P., and Vanguard VI Annex Fund, L.P. Mr. Ulrich, Mr. Gill and Mr. Wood disclaim beneficial ownership of such shares except to the extent of their pecuniary interest, if any.

(7)	Consists of 3,528,194 shares held by Crescendo III, L.P., 87,005 shares held by Crescendo III Executive Fund, L.P., 85,808 shares held by Crescendo III, GBR, warrants to purchase 160,091 shares held by Crescendo III, L.P., warrants to purchase 4,761 shares held by Crescendo III Executive Fund, L.P. and warrants to purchase 1,648 shares held by Crescendo III, GBR. Crescendo Ventures III, LLC is the General Partner of Crescendo III, L.P., Crescendo III Executive Fund, L.P. and Crescendo III, GBR Mr. John Borchers holds all share voting and investment power with respect to all shares held by Crescendo III, L.P., Crescendo III Executive Fund, L.P., and Crescendo III, GBR. Mr. Borchers disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.
(8)	Consists of 726,772 shares held by Joseph Army and Kimberly D. Army, as joint tenants with rights of survivorship and 142,777 shares of common stock issuable to Mr. Army upon exercise of stock options, which are currently exercisable or exercisable within 60 days of March 31, 2008.
(9)	Consists of 2,708 shares of common stock issuable to Mr. Kovvuri upon exercise of stock options, which are currently exercisable or exercisable within 60 days of March 31, 2008.
(10)	Consists of 37,928 shares of common stock issuable to Mr. Vaughn upon exercise of stock options, which are currently exercisable or exercisable within 60 days of March 31, 2008.
(11)	Consists of 100,000 shares of common stock issuable to Mr. Wallin upon exercise of stock options, which are currently exercisable or exercisable within 60 days of March 31, 2008.
(12)	Consists of 100,000 shares of common stock issuable to Mr. Randall upon exercise of stock options, which are currently exercisable or exercisable within 60 days of March 31, 2008.
(13)	See footnotes 2, 4 through 5 and 8 through 12 above.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and by-laws as they will be in effect upon the closing of this offering, and does not purport to be complete. For more detailed information, please see our restated certificate of incorporation, by-laws and amended and restated investors’ rights agreement, filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock currently consists of 180,000,000 shares of common stock, par value $0.01 per share, and 185,000,000 shares of preferred stock, $0.01 par value per share. Upon completion of this offering, our authorized capital stock will consist of              shares of common stock and              shares of preferred stock. These totals give effect to the amendment and restatement of our restated certificate of incorporation to delete references to the Series A, B, C, D and E convertible preferred stock.

As of March 31, 2008, we had outstanding 6,472,046 shares of common stock and 65,913,212 shares of preferred stock, held of record by 114 stockholders. All of the outstanding preferred stock will convert into 77,606,495 shares of common stock upon completion of this offering.

Upon completion of this offering, we expect to have approximately              shares of common stock outstanding.

Common Stock

Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled “Dividend Policy” for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our certificate of incorporation does not provide the common stock with any redemption, conversion or preemptive rights. No shares of preferred stock will be outstanding immediately after the closing of this offering. All shares of common stock that are outstanding as of the date of this prospectus and, upon issuance and sale, all shares we are selling in this offering, will be fully-paid and nonassessable.

Preferred Stock

We are currently authorized to issue 185,000,000 shares of preferred stock. Upon completion of this offering, all issued and outstanding shares of preferred stock will convert into a total of 77,606,495 shares of common stock. Immediately after this conversion, the outstanding shares of preferred stock will be cancelled, and the total number of shares of preferred stock that we are authorized to issue will be reduced to              shares.

Upon completion of this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Warrants

As of March 31, 2008, we have issued warrants to purchase an aggregate of 124,222 shares of our common stock, with an exercise price of $0.01 per share, expiring in August, 2009.

In addition, as of March 31, 2008, we have issued warrants to purchase an aggregate of 920,797 shares of our Series D Convertible Preferred Stock and an aggregate of 1,613,125 shares of our Series E Convertible Preferred Stock. Upon completion of this offering, and as more fully described in Note 6 to our consolidated financial statements, the warrants to purchase Series D Convertible Preferred Stock will be exchanged for warrants to purchase an aggregate of 1,010,575 shares of our common stock, with an exercise price of $1.263 per share, expiring at various dates beginning in May 2014 through February 2018, and the warrants to purchase Series E Convertible Preferred Stock will be exchanged for warrants to purchase an aggregate of 1,613,125 shares of our common stock, with an exercise price of $0.35 per share, expiring at various dates beginning in September 2016 through March 2018.

Registration Rights

Under our amended and restated investors’ rights agreement, our preferred stockholders and warrantholders have the right to require us to register the common stock issuable upon conversion of their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file.

Demand Registration Rights

Pursuant to our amended and restated investors’ rights agreement, the holders of 33% or more of the common stock available for issuance upon conversion of our preferred stock and certain other common stock held, or available upon conversion of certain other securities, have the right to demand that we file a registration statement covering the resale of their common stock, subject to a maximum of two such demands in the aggregate for all holders and to other specified exceptions. If such offering is an underwritten offering, the underwriters of any such offering will have the right to limit the number of shares to be offered except that if the limit is imposed, then only shares held by holders who are parties to the investors’ rights agreement will be included in such offering and the number of shares to be included in such offering will be allocated pro rata among those same parties. In addition, while we are in registration, we generally will not be required to take any action to effect a demand registration.

If we qualify for the use of Form S-3 (or any similar registration form), we shall, on the request of a stockholder which is a party to the investors’ rights agreement, be obligated to prepare, file and cause to be effective such registration statement, subject to a maximum of two such demands in the aggregate for all holders in each calendar year and to other specified exceptions.

“Piggyback” Registration Rights

In general, if we register any securities for public sale (other than in this offering), stockholders with registration rights will have the right to include their shares in the registration statement. If such offering is an underwritten offering, the underwriters of such offering will have the right to limit the number of such shares to be included in the registration statement.

Expenses of Registration

Other than transfer taxes and underwriting fees, discounts and commissions and other limited exceptions, we will pay all reasonable expenses relating to piggyback and demand registrations.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify our stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights described above will terminate upon the earlier of (i) the fifth anniversary of the effective date of this registration statement or (ii) the date on which there are no securities subject to the registration rights outstanding.

Right of First Offer and First Refusal, Take-Along Right and Co-Sale Right

Pursuant to our amended and restated investors’ rights agreement, we have granted to certain holders of our Series E Convertible Preferred Stock, subject to certain exceptions and adjustments, the following rights: a right of first offer to purchase up to a proportionate number of our securities proposed to be sold by us; a right of first refusal to purchase a proportionate number of our securities proposed to be sold by other holders; and co-sale rights, entitling all holders to participate proportionally in a proposed sale of our securities approved by management. Pursuant to our amended and restated investors’ rights agreement, we have also granted to the holders of our preferred stock, subject to certain exceptions and adjustments, the right of a majority of the holders, together with the holders of 66 2/3% of the Series E Convertible Preferred Stock, to force all holders to transfer all company securities held by them to a third party transferee. All of these rights will terminate upon completion of this offering.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

In addition to the board of directors’ ability to issue shares of preferred stock, upon completion of this offering, our certificate of incorporation and by-laws will contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

Classified Board.    Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See “Directors, Executive Officers and Key Employees—Composition of the Board of Directors.” Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Elimination of Stockholder Action Through Written Consent.    Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the Ability to Call Special Meetings.    Our amended and restated certificate of incorporation and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting

Advanced Notice Procedures for Stockholder Proposals.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amendments to the Certificate of Incorporation or By-laws.    Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions. This requirement of a super-majority vote to approve amendments to the certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Provisions of Delaware law governing business combinations.    Following the consummation of this offering, we will be subject to the business combination provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any business combination transactions with any interested stockholder for a period of three years after the date on which the person became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the business combination or the transaction which resulted in the interested stockholder obtaining such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

A business combination is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on liability and indemnification of officers and directors.    Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered in indemnification agreements with some of our current directors prior to the completion of this offering and expect to enter into a similar agreement with our executive officers and any new directors. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

NASDAQ Global Market Listing

We have applied to have our common stock approved for quotation on The NASDAQ Global Market under the symbol “SLNT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of approximately              shares of common stock, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants after             . Of these shares, the              shares of common stock to be sold by us in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders will be “Restricted Securities” as that term is defined in Rule 144 under the Securities Act. Restricted Securities may be sold in the public market only if registered or it they qualify for exemption under Rules 144 or 701 under the Securities Act, which rules are summarized below, on another exemption.

As a result of the lock up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus, although a portion of such shares will be subject to volume limitations pursuant to Rule 144

Lock-up Agreements

All of our directors, executive officers and certain holders of our capital stock have agreed that, during a period of not less than 180 days from the date of this prospectus, they will not, subject to certain exceptions, without the prior written consent of Banc of America Securities LLC and Piper Jaffray & Co., dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock. If during the last 17 days of the 180-day lock-up period we issue an earnings release or material news or a material event relating to us occurs, or if prior to the expiration of the 180-day lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless such extension of the lock-up period is waived by Banc of America Securities LLC and Piper Jaffray & Co.

After the expiration of the 180-day (or longer, if extended as provided in the previous paragraph) lock-up period, the shares subject to lock-up agreements may be sold in the public market, subject to compliance with Rules 144 or 701 under the Securities Act. Gifts to immediate family members and certain other transfers or dispositions can be made prior to the end of the lock-up period, provided that the recipient of the shares agrees in writing to be bound by the same restrictions on transfer of the shares. A sale of shares subject to lock-up agreements is also permitted prior to the end of the lock-up period in connection with a qualifying merger or reorganization of the company.

Rule 144

In general, under Rule 144 of the Securities Act, unless subject to a contractual lock up restriction, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate and who has beneficially owned shares of our common stock for at least six months will be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) either 1% of the then outstanding shares of our common stock, which will equal approximately              shares immediately after this offering, or (ii) the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Sales by a person deemed to be our affiliate are also subject to certain manner of sale provisions, notice requirements and the requirement that we have made current public information about ourselves available.

In general, under Rule 144 of the Securities Act, unless subject to a contractual lock-up restriction, beginning 90 days after the date of this prospectus, a person that is not deemed to be our affiliate and who has not had an affiliate relationship with us during the preceding three months will be entitled to sell an unrestricted amount of shares of our common stock (i) after satisfying a six-month holding period, subject to the requirement of the availability of public information about us, and (ii) after satisfying a twelve-month holding period, without further requirements.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract (such as our current stock option plans) may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

UNDERWRITING

We intend to offer the shares of our common stock through the underwriters. Subject to the terms and conditions in an underwriting agreement between us and Banc of America Securities LLC and Piper Jaffray & Co., acting as representatives of the underwriters named below and joint book-running managers for this offering, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Banc of America Securities LLC
Piper Jaffray & Co.
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC
Total

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Other Relationships

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. At the present time, we have no relationships with the underwriters other than in connection with the public offering.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	No Exercise of Option	Full Exercise of Option

Public offering price	$	$	$

Underwriting discount	$	$	$

Proceeds, before expenses, to us	$	$	$

The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $              million and are payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to              additional shares from us at the public offering price less the underwriting discount. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position would be created that can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

No Sales of Similar Securities

Subject to certain exceptions, we, each of our executive officers and directors and all of the holders of our common stock, subject to limited exceptions, have agreed not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances) without first obtaining the written consent of Banc of America Securities LLC and Piper Jaffray & Co.

The 180-day period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in either of which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

After the expiration of the 180-day (or longer, if extended as provided in the previous paragraph) lock-up period, the shares subject to lock-up agreements may be sold in the public market, subject to compliance with Rules 144 or 701 under the Securities Act. Gifts to immediate family members and certain other transfers or dispositions can be made prior to the end of the lock-up period, provided that the recipient of the shares agrees in writing to be bound by the same restrictions on transfer of the shares. A sale of shares subject to lock-up agreements is also permitted prior to the end of the lock-up period in connection with a qualifying merger or reorganization of the company.

Offering Price Determination

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between the underwriters and us. The principal factors to be considered in determining the public offering price include: the information set forth in this prospectus and otherwise available to the underwriters; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•

Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. The underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover naked short positions. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. This is more likely to occur if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

NASDAQ Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “SLNT.”

Discretionary Shares

In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

Sales in Other Jurisdictions

Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States through affiliates, either directly where they are permitted to do so or through affiliates.

The shares will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

The shares (i) will not be offered or sold, directly or indirectly, to the public (appel public á l’ épargne) in the Republic of France and (ii) offers and sales of shares in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Réglement Général of the Autorité des marchés financiers.

Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the shares so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L 412-2 and L 621-8 to L 621-8-2 of the Code monétaire et financier.

In addition, the issuer represents and agrees that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the shares other than to those investors (if any) to whom offers and sales of the shares in the Republic of France may be made as described above.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an offer of shares to the public in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In addition:

•

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 20000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated ) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the Securities in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares of common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares of common stock may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common stock or distribution of copies of the prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

Our counsel, Ropes & Gray LLP, Boston, Massachusetts, will pass upon the validity of the shares of common stock offered by this prospectus. The underwriters have been represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (File Number 333- ) under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2007 and March 31, 2008 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007 and for the three months ended March 31, 2007 and 2008 (unaudited)	F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2005, 2006 and 2007 and for the three months ended March 31, 2008 (unaudited)

F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007 and for the three months ended March 31, 2007 and 2008 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Salient Surgical Technologies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Salient Surgical Technologies, Inc. and its subsidiary at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for preferred stock warrants in 2005 and the manner in which it accounts for share based compensation in 2006.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 12, 2008

SALIENT SURGICAL TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,		March 31, 2008	Pro Forma Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity at March 31, 2008
	2006	2007
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,508	$5,485	$3,421
Marketable securities	749	7,795	4,989
Accounts receivable, net of allowance	2,568	3,811	5,419
Inventory	2,746	4,131	4,596
Prepaid expenses and other current assets	495	749	1,450

Total current assets	10,066	21,971	19,875

Fixed assets, net	1,587	1,814	1,809
Other assets	191	128	184

Total assets	$11,844	$23,913	$21,868

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$422	$942	$348
Accrued expenses	3,932	4,992	5,759
Capital lease obligations, current portion	50	68	73
Loans payable, current portion	5,734	5,712	4,450

Total current liabilities	10,138	11,714	10,630	$10,630
Long-term loans payable	9,814	5,247	6,507	6,507
Capital lease obligations, net of current portion	70	79	56	56
Other long-term liabilities	1,302	3,758	4,710	—

Total liabilities	21,324	20,798	21,903	17,193

Redeemable convertible preferred stock (Note 6)
Series A, liquidation preference of $7,254,000 and $7,407,000 at December 31, 2007 and March 31, 2008, respectively	4,000	4,000	4,000	—
Series B, liquidation preference of $35,637,000 and $36,387,000 at December 31, 2007 and March 31, 2008, respectively	19,650	19,650	19,650	—
Series C, liquidation preference of $23,530,000 and $24,026,000 at December 31, 2007 and March 31, 2008, respectively	14,458	14,458	14,458	—
Series D, liquidation preference of $44,601,000 and $45,540,000 at December 31, 2007 and March 31, 2008, respectively	29,882	29,882	29,882	—
Series E, liquidation preference of $27,197,000 and $27,770,000 at December 31, 2007 and March 31, 2008, respectively	—	25,873	25,873	—

Commitments and contingencies (Note 14)
Stockholders’ Equity (Deficit)
Common stock, $0.01 par value; 68,000,000 shares authorized at December 31, 2006 and 180,000,000 authorized at December 31, 2007, March 31, 2008 (unaudited) and March 31, 2008 pro forma (unaudited); 1,753,269, 6,472,046, 6,472,046 and 84,078,541 shares issued and outstanding at December 31, 2006, December 31, 2007, March 31, 2008 (unaudited) and March 31, 2008 pro forma (unaudited), respectively	18	65	65	841
Additional paid-in capital	347	1,674	1,832	99,629
Accumulated deficit	(77,835)	(92,510)	(95,812)	(95,812)
Accumulated other comprehensive income	—	23	17	17

Total stockholders’ equity (deficit)	$(77,470)	$(90,748)	$(93,898)	$4,675

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$11,844	$23,913	$21,868	$21,868

The accompanying notes are an integral part of these consolidated financial statements.

SALIENT SURGICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share and share data)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Net revenue	$12,528	$16,899	$29,516	$5,993	$10,470
Cost of revenue	3,626	5,093	8,292	1,725	3,085

Gross profit	8,902	11,806	21,224	4,268	7,385

Operating expenses:
Research and development	3,219	2,407	3,044	612	686
Sales and marketing	11,316	13,864	24,476	5,614	6,910
General and administrative	2,813	3,575	4,336	1,200	1,594

Total operating expenses	17,348	19,846	31,856	7,426	9,190

Loss from operations	(8,446)	(8,040)	(10,632)	(3,158)	(1,805)

Foreign currency loss (gain)	28	20	(15)	(4)	(7)
Interest income	(310)	(237)	(754)	(148)	(98)
Interest expense	907	2,044	3,131	1,901	940
(Gain) loss on change in fair value of warrant liabilities	(9)	(273)	1,947	(11)	654
Other income	—	(74)	(279)	(15)	—

Loss before taxes	(9,062)	(9,520)	(14,662)	(4,881)	(3,294)

Income tax (benefit) provision	(29)	13	13	7	8

Net loss before cumulative effect of change in accounting principle	(9,033)	(9,533)	(14,675)	$(4,888)	$(3,302)

Cumulative effect of change in accounting principle	65	—	—	—	—

Net loss	$(9,098)	$(9,533)	$(14,675)	$(4,888)	$(3,302)

Net loss per common share—basic and diluted before cumulative effect of change in accounting principle	$(6.71)	$(5.58)	$(3.45)	$(2.77)	$(0.51)

Net loss per common share—basic and diluted cumulative effect of change in accounting principle	$(0.05)	—	—	—	—

Net loss per common share—basic and diluted	$(6.76)	$(5.58)	$(3.45)	$(2.77)	$(0.51)

Weighted average common shares outstanding—basic and diluted	1,346,542	1,707,365	4,258,863	1,764,789	6,472,046

Pro forma net loss per common share—basic and diluted (unaudited)			$(0.16)		$(0.03)

Pro forma weighted average shares outstanding—basic and diluted (unaudited)			77,652,525		84,078,541

The accompanying notes are an integral part of these consolidated financial statements.

SALIENT SURGICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2005	37,705,260	$67,992	1,341,806	$13	$172	$(59,204)	$(18)	$(59,037)
Comprehensive loss
Net loss						(9,098)		(9,098)
Unrealized gain on Investments							3	3
Foreign currency translation loss							(11)	(11)

Total comprehensive loss								(9,106)
Issuance of warrants		744
Cumulative effect of change in accounting principle		(746)
Exercise of stock options			6,763	1	1			2
Non-employee stock compensation expense					2			2

Balance at December 31, 2005	37,705,260	$67,990	1,348,569	$14	$175	$(68,302)	$(26)	$(68,139)
Comprehensive loss
Net loss						(9,533)		(9,533)
Unrealized loss on Investments							(3)	(3)
Foreign currency translation gain							29	29

Total comprehensive loss								(9,507)
Exercise of stock options			404,700	4	100			104
Stock compensation expense					72			72

Balance at December 31, 2006	37,705,260	$67,990	1,753,269	$18	$347	$(77,835)	$—	$(77,470)
Comprehensive loss
Net loss						(14,675)		(14,675)
Unrealized gain on Investments							23	23

Total comprehensive loss								(14,652)

Issuance of Series E redeemable convertible preferred stock, net of issuance costs	21,645,014	19,779						—
Exercise of warrants	861,573	959						—

Issuance of Series E redeemable convertible preferred stock on conversion of promissory notes and accrued interest	5,701,365	5,135						—
Exercise of stock options			4,718,777	47	532			579
Stock compensation expense					795			795

Balance at December 31, 2007	65,913,212	$93,863	6,472,046	$65	$1,674	$(92,510)	$23	$(90,748)
Comprehensive loss (unaudited)
Net loss (unaudited)						(3,302)		(3,302)
Unrealized loss on investments (unaudited)							(6)	(6)

Total comprehensive loss (unaudited)								(3,308)
Stock compensation expense (unaudited)					158			158

Balance at March 31, 2008 (unaudited)	65,913,212	$93,863	6,472,046	$65	$1,832	$(95,812)	$17	$(93,898)

The accompanying notes are an integral part of these consolidated financial statements.

SALIENT SURGICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Cash flows from operating activities:
Net loss	$(9,098)	$(9,533)	$(14,675)	$(4,888)	$(3,302)
Adjustments to reconcile net loss to net cash used in operating activities:
Cumulative effect of change in accounting principle	65	—	—	—	—
Depreciation and amortization of fixed assets	505	596	1,005	228	308
Stock option compensation	2	72	795	6	158
Loss on disposal of fixed assets	32	13	35	—	8
Allowance for doubtful accounts	16	26	29	12	21
Amortization of debt issuance costs	21	67	71	96	70
Amortization of discount on debt	118	531	1,658	1,477	362
Amortization of bond premiums	(100)	(96)	(489)	(43)	(72)
Non-cash royalty financing expense	474	390	788	122	283
Provisions on inventory	128	358	305	14	152
Change in fair value of warrants	(9)	(273)	1,947	(10)	654
Changes in operating assets and liabilities
Accounts receivable	(26)	(1,331)	(1,272)	(602)	(1,629)
Inventory	(650)	(1,560)	(1,691)	255	(617)
Prepaid expenses and other assets	(9)	204	42	223	(638)
Accounts payable	156	(44)	520	(33)	(594)
Accrued expenses	(64)	1,030	1,321	89	767

Net cash used in operating activities	(8,439)	(9,550)	(9,611)	(3,054)	(4,069)

Cash flows from investing activities:
Purchases of investments	(11,419)	(984)	(25,534)	(8,812)	(1,728)
Maturities of investments	7,350	5,750	19,000	750	4,600
Proceeds from fixed asset sales	49	35	42	—	—
Purchases of fixed assets	(390)	(1,033)	(1,223)	(248)	(311)

Net cash (used in) provided by investing activities	(4,410)	3,768	(7,715)	(8,310)	2,561

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible preferred stock, net	—	—	19,779	19,779	—
Proceeds from issuance of loans and related warrants	10,270	5,000	—	—	9,000
Repayment of loans payable	(2,700)	(272)	(1,003)	(827)	(9,349)
Deferred financing fees related to loans	(132)	(97)	—	—	(189)
Payment of capital lease obligations	(46)	(37)	(61)	(10)	(18)
Proceeds from exercise of warrants	—	—	9	2	—
Proceeds from exercise of stock options	2	104	579	14	—

Net cash provided by financing activities	7,394	4,698	19,303	18,958	(556)

Effect of exchange rate changes on cash	2	29	—	—	—

Net (decrease) increase in cash and cash equivalents	(5,453)	(1,055)	1,977	7,594	(2,064)
Cash and cash equivalents, beginning of period	10,016	4,563	3,508	3,508	5,485

Cash and cash equivalents, end of period	$4,563	$3,508	$5,485	$11,102	$3,421

Supplemental disclosures of cash flow information
Interest paid during the period	$821	$1,250	$1,384	$336	$197
Taxes paid during the period	16	13	14	7	8

Non-cash financing activities
Royalty-bearing license agreement financed with promissory notes and related warrants (Note 8)	457	370	646	118	230
Fixed asset purchases financed under capital leases	13	126	86	15	—
Insurance premiums financed with loans payable	270	256	301	—	—
Issuance of Series E redeemable convertible preferred stock on conversion of promissory notes and accrued interest	—	—	5,135	5,135	—
Exercise of warrants	—	—	950	146	—

The accompanying notes are an integral part of these consolidated financial statements.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Salient Surgical Technologies, Inc., formerly TissueLink Medical, Inc., (the “Company”) was founded in 1999 and is incorporated in the state of Delaware. The Company develops and markets surgical products based on its proprietary Transcollation technology for the sealing of blood vessels and other collagen-based structures. The Company’s single-use handheld devices and related equipment (RF generators) are used by surgeons to substantially reduce blood loss during and after surgery. The Company’s products work by combining radio-frequency (RF) energy with an electrically conductive fluid, such as saline, to treat soft tissue and bone while keeping the surface temperature at less than 100°C (212°F). This thermal effect shrinks collagen in the walls of blood vessels, permanently sealing the vessels to immediately stop bleeding. The Company focuses on selling its products primarily for use in orthopaedic hip and knee reconstructions and multi-level spinal fusions.

The Company is in the early stages of growth and is developing the market for certain of its products. As a result, the Company has experienced negative cash flows from operations since inception and has accumulated losses of $92.5 million at December 31, 2007 and $95.8 million as of March 31, 2008 (unaudited). The Company has relied on financing its operations to date primarily through the issuance of preferred stock supplemented by debt financing. The Company’s term debt monthly principal payments commence in January 2008, with final payment due in July 2009, and its royalty obligations funded through promissory notes mature in March 2009 (Note 9). The Company expects that it will need additional financing to fund future growth and development of the business. This funding may be obtained through additional equity or debt financings. There can be no assurance that such additional financing will be available on terms acceptable to the Company, if at all. Based on the Company’s cash and investment balances at March 31, 2008, management believes existing resources are sufficient to fund operations through 2008.

The Company is subject to risks common to companies in the medical-device industry, including, but not limited to, the successful development and commercialization of products, fluctuations in operating results and financial risks, protection of proprietary knowledge and patent risks, dependence on key personnel and collaborative partners, competition, technological and medical risks, customer demand, compliance with food and drug administration and other governmental regulations, management of growth and effectiveness of marketing by the Company and by third parties.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated. The Company’s fiscal year ends on December 31.

Unaudited Pro Forma Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity

In January 2008, the Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed all of the Company’s Series A, B, C, D and E redeemable convertible preferred stock as of March 31, 2008, will convert into 77,606,495 shares of common stock and the warrants for redeemable convertible preferred stock will become warrants for common stock as of the closing of the offering. Unaudited pro forma redeemable convertible preferred stock and stockholders’ deficit, as adjusted for the assumed conversion of the redeemable convertible preferred stock and reclassification of the redeemable convertible preferred stock warrant liability to equity, is set forth in the accompanying balance sheet.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Unaudited Interim Financial Information

The consolidated financial statements as of March 31, 2008 and for the three-month periods ended March 31, 2007 and 2008 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company’s management, necessary for a fair presentation of financial position, results of operations and cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates relate to the valuation of accounts receivable, various estimates used in the calculation of stock-based compensation, realizability of inventories and accrued liabilities. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk include cash and cash equivalents, marketable securities and accounts receivable. Substantially all of the Company’s cash deposits are maintained at large, creditworthy financial institutions. At December 31, 2007 and March 31, 2008, deposits exceed the amount of any insurance provided. Marketable securities consist primarily of investment-grade, interest-bearing securities, and A1/P1 rated commercial paper. Customers are granted credit on an unsecured basis. Management monitors the credit worthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

At December 31, 2005, the Company had ten customers that accounted for 24% of total accounts receivable. Ten customers accounted for 15% of sales for the year ended December 31, 2005.

At December 31, 2006, the Company had ten customers that accounted for 29% of total accounts receivable. Ten customers accounted for 20% of sales for the year ended December 31, 2006.

At December 31, 2007, the Company had ten customers that accounted for 18% of total accounts receivable. Ten customers accounted for 14% of sales for the year ended December 31, 2007.

At March 31, 2008, the Company had ten customers that accounted for 20% of total accounts receivable (unaudited). Ten customers accounted for 14% of sales for the three months ended March 31, 2008 (unaudited).

Fair Value of Financial Instruments

As of December 31, 2006 and 2007, the Company’s financial instruments were comprised of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and loans payable, the carrying amounts of which approximated fair market value.

Cash and Cash Equivalents

The Company invests its excess cash in money market funds that are invested in U.S. Government securities, CDs, commercial paper and bonds issued by U.S. corporations. Accordingly, these investments are

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

subject to minimal credit and market risk. Investments in money market funds and bonds with maturities of three months or less when purchased are classified as cash equivalents and are carried at cost which approximates fair market value. A total of $2,626,000 and $4,548,000 of cash equivalents were included in cash and cash equivalents at December 31, 2006 and 2007, respectively.

Marketable Securities

The Company’s marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses included in other comprehensive income (loss) within stockholders’ deficit. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other expense. Interest and dividends on securities classified as available-for-sale are included in interest and other income. The cost of securities sold is based on the specific identification method.

The Company’s marketable securities consisted solely of investment grade, interest-bearing, and A1/P1 rated commercial paper at December 31, 2006 and 2007 and at March 31, 2008. The amortized cost and fair value of these investments, with gross unrealized gains and losses, were as follows:

	December 31, 2006	December 31, 2007	March 31, 2008
			(unaudited)
Amortized cost	$749,000	$7,772,000	$4,972,000
Gross unrealized gains	—	23,000	17,000
Gross unrealized losses	—	—	—

Fair value	$749,000	$7,795,000	$4,989,000

Fair Value Measurements

Effective January 1, 2008, the Company implemented Statement of Financial Accounting Standard No. 157, Fair Value Measurement, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this Standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 for its financial assets and liabilities and non-financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	March 31, 2008	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$2,074,000	$—	$2,074,000	$—
Marketable debt securities	4,989,000	—	4,989,000	—

Total	$7,063,000	$—	$7,063,000	$—

Warrant liabilities	$4,710,000	$—	$—	$4,710,000

The change in the valuation of warrant liabilities is summarized below:

Fair value at December 31, 2007	$3,758,000
Issuance of new warrants	298,000
Change in fair value	654,000

Fair value at March 31, 2008	$4,710,000

The fair values of the Company’s cash equivalents and marketable debt securities are determined through market, observable and corroborated sources. The valuation of warrant liabilities is discussed in Note 10.

Allowances for Doubtful Accounts

Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. These estimates are made by analyzing the status of significant past-due receivables and by establishing provisions for estimated losses by analyzing current and historical bad-debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit and collection policies and the financial strength of the Company’s customers. The Company records a specific reserve for individual accounts when the Company becomes aware of a customer’s inability to meet its financial obligations. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Inventory Valuation

Inventory consists of finished goods and components and is valued at the lower of cost or market, determined by the first-in, first-out (“FIFO”) method. Inventory balances consisted of the following:

	December 31, 2006	December 31, 2007	March 31, 2008
			(unaudited)
Components	$271,000	$5,000	$—
Finished Goods	2,475,000	4,126,000	$4,596,000

Total	$2,746,000	$4,131,000	$4,596,000

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful lives of two to nine years using the straight-line method. The Company capitalizes design and development costs for molds, dies and other tools that the Company will own and that will be used in producing its products under certain long-term supply arrangements.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The net book value of these assets included in equipment was $272,000 and $442,000 as of December 31, 2006 and 2007, respectively. The Company also capitalizes Aquamantys RF generators used by the Company’s sales force to demonstrate the Aquamantys System to customers and potential customers. These Aquamantys RF generators are not available for sale. Assets held under capital leases are amortized over the estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred.

Deferred Financing Costs

Direct financing costs are deferred and amortized using the straight-line method, which approximates the effective-interest method, as a component of interest expense over the term of the related debt. The balance of unamortized costs are included in other assets and totaled $141,000 and $70,000 at December 31, 2006 and 2007, and $189,000 (unaudited) at March 31, 2008, respectively.

Freestanding Preferred Stock Warrants

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (“FSP 150-5”). FSP 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the freestanding warrants to purchase the Company’s redeemable convertible preferred stock are liabilities that must be recorded at fair value.

The Company adopted FSP 150-5 as of July 1, 2005 and recorded an expense of $65,000 for the cumulative effect of the change in accounting principle to reflect the change in estimated fair value of these warrants from the date of issuance to July 1, 2005.

The estimated fair value of the warrants is subject to re-measurement at each balance sheet date and any change in estimated fair value is recognized as a gain or loss on change in fair value of warrant liabilities. During the years ended December 31, 2006 and 2007, the Company recorded a gain of $273,000 and a loss of $1,947,000, respectively, in the consolidated statement of operations to reflect the change in estimated fair value of warrants. The Company will continue to adjust the liability for changes in estimated fair value at each balance sheet date until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to stockholders’ equity (deficit).

Revenue Recognition

The Company’s revenues consist primarily of the sale of single-use handheld devices and, to a lesser extent, the sale of RF generators. The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”). Under SAB 104, revenue is recognized when four basic criteria are met:

•	Persuasive evidence of an arrangement exists. The Company uses customer purchase orders, and to a lesser extent, contracts to document the existence of an arrangement.

•

Title and risk of loss has transferred to the customer. Transfer of title and risk of loss is transferred to the customer upon shipment. The Company uses shipping documents to verify transfer of title when products are shipped from the warehouse and third-party proof of delivery to verify transfer of title when items are purchased directly from field sales personnel.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

•

The sales price is fixed or determinable. All terms are fixed in the customer’s purchase order or contract and do not include rights of cancellation, return, exchanges or refunds. The Company does not offer extended payment terms.

•

Collection is reasonably assured. To determine whether collection is reasonably assured, the Company assesses a number of factors including past transaction history and the creditworthiness of the customer. If the Company determines that collection is not reasonably assured at the outset of the arrangement, revenue recognition is deferred until collection becomes reasonably assured, which is generally upon receipt of payment.

For arrangements which involve multiple elements, the Company records revenue in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Revenue earned on these arrangements is allocated among the elements based on the relative fair values of those elements as determined using objective and reliable evidence of fair value. Objective and reliable evidence of fair value is limited to the price charged when the element is sold on a standalone basis. The Company has entered into arrangements with certain customers, under which customers take title to an RF generator in exchange for committing to purchase a contractually specified minimum number of single-use handheld devices over a period not to exceed two years. Title transfers upon satisfaction of the minimum purchase commitment. Under these agreements, if a customer does not meet their quarterly purchase obligation, the Company has the right to invoice the customer for a commitment fee equal to the purchasing shortfall. In this scenario, the Company does not believe that collection would be reasonably assured upon invoicing, and accordingly, would defer revenue until the invoice was paid, assuming all other revenue recognition criteria had been met. However, the customer also has the right to cancel the agreement at any time after the initial purchase of ten single-use handheld devices for a nominal fee. If the customer exercises this right, no refunds are granted to the customer for purchases made to date and the RF generator must be returned to the Company. Unless terminated at the request of the customer, the agreements terminate at the earlier of the date on which the customer completes its minimum purchase commitment or the contractually specified expiration date. The customer essentially receives the right to use the RF generator and the Company accounts for and allocates revenue to this right as an embedded operating lease pursuant to SFAS No. 13, Accounting for Leases. Revenue allocated to the lease of the generator is estimated based on rental rates charged by the Company on a standalone basis. As the lease is terminable at will by the customer, revenue from the sale and delivery of the initial devices shipped with the generator is allocated to the lease based on the expected lease term and is recognized upon delivery of the generator. The residual revenue is allocated to the single-use handheld devices. Revenue on future devices are then recognized upon delivery. Revenue allocated to the lease of generators was not material for any period presented. The cost of the RF generator is capitalized and amortized to cost of sales as single-use handheld devices are purchased during the term of the agreement. The Company also offers customers the opportunity to purchase or rent the RF generator.

Shipping and handling costs charged to customers are included as a component of revenue and related costs are included in cost of revenue.

The Company generally allows customers to return defective or damaged products or products shipped or ordered in error. The Company establishes a reserve for sales and warranty returns when the product is initially sold. With the exception of the Company’s Japanese distributor, our distributors do not have a right of return beyond warranty claims. In the event of termination of the agreement with the Japanese distributor, this distributor will have the right to return complying goods. The Company bases the estimate for sales returns upon contractual commitments and historical trends and records such amount as a reduction to revenue.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Accounting for Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation to employees using the intrinsic value method of accounting under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). The Company’s stock-based compensation awards to employees have historically been granted with an exercise price equal to or greater than the estimated fair value of the underlying common stock on the grant date, and accordingly, the Company did not incur any stock-compensation expense under APB No. 25. The Company applied the disclosure provisions under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and related interpretations (“SFAS No. 123”) as if the fair value method had been applied in measuring compensation expense. As a result, stock-based compensation expense for awards to employees, based upon the fair value method, was included as a pro forma disclosure in the notes to the Company’s financial statements. Compensation expense for awards to non-employees is and has historically been accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“SFAS No. 123R”), utilizing the prospective method whereby prior periods were not restated for comparability. SFAS No. 123R requires recognition of stock-based compensation expense in the statement of operations over the vesting period based on the fair value of the award at the grant date. The Company recorded approximately $2,000, $72,000, $795,000 of stock based compensation expense for the years ended December 31, 2005, 2006 and 2007, respectively. Of these amounts, stock compensation expense attributable to employee stock options was $0, $61,000, $715,000 for the years ended December 31, 2005, 2006 and 2007, respectively, with the remainder attributable to stock options awarded to consultants. The compensation cost associated with these awards is recorded as an expense within the same functional expense category as cash compensation for the respective grantee. No tax benefit has been recognized with respect to this expense. The stock options were valued taking into consideration an estimated forfeiture rate of 10% and 12.2% during the years ended December 31, 2006 and 2007, respectively. The estimated forfeiture rate is determined for unvested options based on the historical rates of forfeiture. The resulting fair value is recorded as compensation cost on a straight line basis over the option vesting period. The fair value of options granted during the years ended December 31, 2006 and 2007 was estimated using the Black-Scholes option pricing model and the following assumptions:

	Years Ended December 31,
	2006	2007
Risk-free interest rate	4.3% - 5.1%	3.4% - 5.0%
Expected option term (years)	6.25	6.25
Stock price volatility	70%	70%
Dividend yield	—	—

The Company’s estimate of an expected option term was derived in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share Based Payment, (“SAB 107”) based on the average of the sum of the vesting term and the original contract term. The estimated stock price volatility was derived based on a review of the historic volatilities of peer companies for a period equal to the expected term of its stock options awarded in the year ended December 31, 2007. The risk-free interest rate was based on a weighted average of the five-year and seven-year Treasury note rates.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Research and Development Costs

The Company expenses costs associated with its research and development efforts as incurred. Research and development expenses include salaries and benefits, facility costs, consulting, contract services and costs related to development of commercial scale manufacturing capabilities. Where such costs primarily related to patents and trademarks covering technologies or products which are under development or in the early stages of commercialization, the Company expenses such costs as incurred.

Royalty Fees

The Company incurs royalty fees related to the use of certain licensed technology under a research and development agreement with a third-party (Note 8). The royalty fees payable are equal to a percentage of specified product sales and are expensed based on total product sales. Under the terms of the research and development agreement, the Company is required to pay a minimum annual royalty fee. To date, the fees paid as a result of actual product sales have been in excess of the contractual minimums.

Advertising and Promotion Costs

The Company expenses advertising costs to sales and marketing expense in the period in which they are incurred. For the years ended December 31, 2005, 2006 and 2007, the Company expensed $65,000, $32,000, $113,000, respectively.

Warranty Reserve

The Company provides for the estimated cost of product warranties and returns at the time revenue is recognized. The Company’s actual warranty obligation is affected by product failure rates and service delivery costs incurred in correcting a product failure. The Company’s warranty expense has not been material for any period presented.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets when it is more likely than not that such assets will not be realized.

Net Loss Per Share

Basic and diluted net loss per share is presented in accordance with SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing the consolidated net loss by the weighted-average number of common shares outstanding during the period. The Company’s potentially dilutive shares, which include outstanding common stock options and warrants and convertible preferred stock and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

In January 2008, the Company’s Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering (“IPO”) is completed under the terms presently anticipated, all of the Series A, Series B, Series C, Series D and Series E redeemable convertible preferred stock outstanding at the time of the offering will automatically convert into 77,606,495 shares of common stock.

The Company’s historical capital structure is not indicative of its capital structure after the proposed IPO due to the anticipated conversion of all shares of redeemable convertible preferred stock into shares of common stock and the conversion of warrants to purchase preferred stock into warrants to purchase common stock concurrent with the closing of the Company’s proposed IPO. Accordingly, unaudited pro forma net loss per common share is presented for the year ended December 31, 2007 and three months ended March 31, 2008 in the consolidated statements of operations.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Unaudited pro forma basic and diluted net loss per common share for the year ended December 31, 2007 and three months ended March 31, 2008 assume the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2007 and January 1, 2008, respectively, or the date of issuance, if later. Unaudited net loss used in the computation of unaudited pro forma basic and diluted net loss per common share is computed by adding back to net loss the change in estimated fair value of preferred stock warrants for the year ended December 31, 2007 and three months ended March 31, 2008 to reflect the reclassification of preferred stock warrant liabilities to stockholders equity (deficit) upon consummation of this offering.

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Net loss	$(9,098,000)	$(9,533,000)	$(14,675,000)	$(4,888,000)	$(3,302,000)

Denominator for historical basic and diluted and pro forma basic and diluted net loss per share:
Weighted average shares outstanding	1,346,542	1,707,365	4,258,863	1,764,789	6,472,046

Pro forma adjustment to reflect assumed weighted-average effect of conversion of redeemable convertible preferred stock to common stock (unaudited)			73,393,662		77,606,495

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			77,652,525		84,078,541

Basic and diluted net loss per share	$(6.76)	$(5.58)	$(3.45)	$(2.77)	$(0.51)

Pro forma basic and diluted net loss per share (unaudited)			$(0.16)		$(0.03)

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

	Year Ended December 31,			Three Months Ended March 31, 2008
	2005	2006	2007
				(unaudited)
Stock options outstanding	5,321,221	5,559,553	5,395,235	7,272,651
Warrants to purchase convertible preferred stock	—	561,507	1,133,905	1,133,095
Warrants to purchase common stock	124,222	124,222	124,222	124,222

	5,445,443	6,245,282	6,653,362	8,529,968

Comprehensive Income (Loss)

Comprehensive income (loss) includes the Company’s net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with shareholders, and is disclosed in the consolidated statements of redeemable convertible preferred stock and stockholders’ deficit. Other comprehensive income or loss comprises foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are deemed to be impaired, a charge equal to the amount by which the carrying amount exceeds the estimated fair value of the assets is recorded.

Segment Data

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in one business segment—the research, development and sale of medical devices. All of the Company’s total consolidated assets are located within the United States as of December 31, 2006 and 2007 and as of March 31, 2008 (unaudited).

Foreign Currency Translation

The functional currency for the Company’s foreign subsidiaries has historically been the Euro. The translation of the subsidiary’s financial statements into U.S. dollars is performed for assets and liabilities using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments have been recognized in accumulated other comprehensive income or loss, a separate component of stockholders’ deficit. Realized foreign currency transaction gains and losses are included in other income or expense in the consolidated statements of operations. There had been no significant activity in either of the Company’s two foreign subsidiaries since March 2005 and in 2006 both foreign subsidiaries were liquidated. Accordingly, all previously capitalized foreign currency translation adjustments were included in other income or expense in the consolidated statements of operations in the year ended December 31, 2006.

Reclassifications

Certain amounts have been reclassified in the prior year to conform with current year classifications.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. The Company adopted the provisions of FIN 48 effective January 1, 2007. No cumulative adjustments to our accumulated deficit were required upon adoption.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS 157). This standard provides guidance on using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted effective January 1, 2008. In February 2008 the FASB issued FASB Staff Position

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

No. 157-2, Partial Deferral of the Effective Date of Statement 157, that will (1) partially defer the effective date of SFAS No. 157 for one year for certain non-financial assets and non-financial liabilities and (2) remove certain leasing transactions from the scope of SFAS No. 157. Effective January 1, 2008, the Company implemented SFAS 157 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this Standard will have on its non-financial assets and liabilities.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, (SFAS 159). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Most of the provisions in SFAS 159 are elective; however, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115, or SFAS 159. This Standard permitted the Company to choose to measure many financial instruments and certain other items at fair value and established presentation and disclosure requirements. In adopting this Standard, the Company did not elect to measure any new assets or liabilities at their respective fair values.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, (SFAS 141(R)). The objective of SFAS 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. It also requires the acquirer to recognize and measure the goodwill acquired in a business combination or a gain from a bargain purchase and how to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 141(R) will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51, (SFAS 160). The objective of SFAS 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also changes the way the consolidated income statement is presented, establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of a subsidiary. SFAS 160 is effective for financial statements issued for the fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating the impact, if any, that the adoption of SFAS 160 will have on our results of operations and financial position.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

On March 19, 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures About Derivative Instruments and Hedging Activities, or SFAS 161. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and enhances the disclosure requirements for derivative instruments and hedging activities. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the Company’s results of operations or financial position.

3. Fixed Assets, net

Fixed assets consist of the following at December 31, 2006 and 2007:

	Useful Lives in Years	2006	2007

Equipment	2-7	$2,521,000	$3,081,000
Aquamantys RF Generators	3	752,000	1,295,000
Furniture and fixtures	2-7	212,000	136,000
Leasehold improvements	3-9	610,000	658,000

		4,095,000	5,170,000
Less: Accumulated depreciation and amortization		(2,508,000)	(3,356,000)

		$1,587,000	$1,814,000

Depreciation and amortization expense on fixed assets was $505,000, $596,000 and $1,005,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

Assets under capital leases included in equipment and furniture and fixtures amounted to $184,000 and $225,000 at December 31, 2006 and 2007, respectively. Accumulated depreciation related to these assets was $64,000 and $118,000 at December 31, 2006 and 2007, respectively.

4. Accrued Expenses

Accrued expenses consist of the following:

	December 31		March 31, 2008
	2006	2007
			(unaudited)
Payroll and other employee related costs	$1,965,000	$3,687,000	$2,950,000
Professional fees	354,000	344,000	1,472,000
Inventory purchases	632,000	180,000	351,000
Interest	196,000	1,000	—
Taxes	279,000	117,000	138,000
Clinical expenses	177,000	82,000	63,000
Royalties	123,000	240,000	300,000
Other	206,000	341,000	485,000

	$3,932,000	$4,992,000	$5,759,000

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

5. Financial Statement Details:

The change in the allowance for doubtful accounts is summarized as follows:

	Year Ended December 31,
	2005	2006	2007

Balance at beginning of year	$26,000	$38,000	$64,000
Additions charged to general and administrative expense	16,000	26,000	29,000
Write-offs	(4,000)	—	(4,000)

Balance at end of year	$38,000	$64,000	$89,000

The change in the deferred tax valuation allowance is summarized as follows:

	Year Ended December 31,
	2005	2006	2007

Balance at beginning of year	$21,102,000	$24,160,000	$27,425,000
Additions charged to deferred tax provision	3,058,000	3,265,000	4,530,000
Write-offs	—	—	—

Balance at end of year	$24,160,000	$27,425,000	$31,955,000

6. Redeemable Convertible Preferred Stock

Issuances

In 2007, the Company issued 21,645,014 shares of Series E redeemable convertible preferred stock to new and existing shareholders at a price per share of $0.924 for gross proceeds of $20,000,000 less issuance costs of $221,000. In connection with this offering, all outstanding convertible debt (Note 9) and related accrued interest totaling $5,268,000 was converted into 5,701,365 shares of Series E redeemable convertible preferred stock. Per the terms of the convertible debt agreement, the Company also granted warrants to purchase 1,995,478 shares of Series E redeemable convertible preferred stock at an exercise price of $0.01 per share to the holders of the convertible debt (Note 10). Subsequently, in 2007 the Company issued 861,573 shares of Series E redeemable convertible preferred stock upon exercise of certain of these warrants.

In 2003 the Company issued 23,752,969 shares of Series D redeemable convertible preferred stock at a per share price of $1.263 for gross proceeds of $30,000,000.

In 2002 the Company issued 3,792,427 shares of Series C redeemable convertible preferred stock at a per share price of $3.83 for gross proceeds of $14,525,000.

In 2000 the Company issued 6,159,864 shares of Series B redeemable convertible preferred stock at a per share price of $3.19 for gross proceeds of $19,650,000.

In 1999 the Company issued 4,000,000 shares of Series A redeemable convertible preferred stock at a per share price of $1.00 for gross proceeds of $4,000,000.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

As of December 31, 2006, redeemable convertible preferred stock consists of the following:

	Shares		Amount	Aggregate Liquidation Preference
	Authorized	Issued and Outstanding
Series A	4,250,000	4,000,000	$4,000,000	$6,676,000
Series A-1	4,250,000	—	—	—
Series B	7,500,000	6,159,864	19,650,000	32,794,000
Series B-1	7,500,000	—	—	—
Series C	4,500,000	3,792,427	14,458,000	21,653,000
Series C-1	4,500,000	—	—	—
Series D	31,500,000	23,752,969	29,882,000	41,042,000
Series D-1	31,500,000	—	—	—

	95,500,000	37,705,260	$67,990,000	$102,165,000

As of December 31, 2007, redeemable convertible preferred stock consists of the following:

	Shares		Amount	Aggregate Liquidation Preference
	Authorized	Issued and Outstanding
Series A	4,000,000	4,000,000	$4,000,000	$7,254,000
Series A-1	4,000,000	—	—	—
Series B	7,500,000	6,159,864	19,650,000	35,637,000
Series B-1	7,500,000	—	—	—
Series C	4,500,000	3,792,427	14,458,000	23,530,000
Series C-1	4,500,000	—	—	—
Series D	31,500,000	23,752,969	29,882,000	44,601,000
Series D-1	31,500,000	—	—	—
Series E	45,000,000	28,207,952	25,873,000	27,197,000
Series E-1	45,000,000	—	—	—

	185,000,000	65,913,212	$93,863,000	$138,219,000

During the three months ended March 31, 2008, there were no changes to the number of shares of redeemable convertible preferred stock authorized, issued and outstanding or to the related balance sheet amounts (unaudited).

The rights and preferences of our redeemable convertible preferred stock are set forth below.

Conversion

Each preferred share is convertible into common stock at the option of the preferred stockholder or automatically upon the closing of a public offering of the Company’s common stock in which gross proceeds equal or exceed $25,000,000 and for which a price of $2.31 per share of preferred stock is achieved, or upon the vote of (i) a majority of outstanding preferred stock, voting together as a single class and (ii) 66 2/3% of outstanding Series E preferred stock voting together as a single class. The number of shares of common stock to which a holder of Series A, B, C, D or E preferred stock is entitled upon conversion is to be based upon the conversion rates as defined by the certificate of incorporation, and is subject to adjustment for certain dilutive and anti-dilutive events. In connection with the issuances of the Series A, Series B, Series C and Series D

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

preferred stock, the Company’s investors were granted certain anti-dilution rights. The Series D preferred stock was priced at a discount to the prices paid for the Series B and Series C preferred stock and the Series E preferred stock was priced at a discount to the prices paid for the Series A, Series B, Series C and Series D preferred stock. As a result, the anti-dilution provisions of the Series A, Series B, Series C and Series D preferred stock were triggered. Accordingly, the conversion rates of the Series A, Series B, Series C and Series D preferred stock were adjusted. The conversion rates at December 31, 2007 and March 31, 2008 (unaudited) were as follows:

	Preferred Stock	Common Stock
Series A	1.0000	1.0258
Series B	1.0000	1.8720
Series C	1.0000	2.0290
Series D	1.0000	1.0975
Series E	1.0000	1.0000

Redemption

Each preferred share has a contingency redemption feature such that in the event of any liquidation, dissolution, change in control or winding-up of the Company, the holders of Series E preferred are entitled to redeem their shares on a pro rata basis, prior and in preference to the holders of Series A, B, C and D preferred stock and common stock, for the sum of $0.924 per share of Series E held, all accrued and unpaid dividends, plus a special liquidation dividend which would produce a total rate of return on their preferred shares equal to 8.4475% per year. The special liquidation dividend is calculated for the Series E preferred stock from the date of issuance. The maximum aggregate proceeds that the holders of Series E preferred may receive upon liquidation is equal to $1.848 per share of Series E held.

Any remaining assets of the Company would then be distributed ratably among the holders of Series A, B, C and D on a pro rata basis, prior and in preference to the holders of common stock, for the sum of $1.00 per share of Series A held, $3.19 per share of Series B held, $3.83 per share of Series C held and $1.263 per share of Series D held, all accrued and unpaid dividends, plus a special liquidation dividend which would produce a total rate of return on their preferred shares equal to 8.4475% per year. The special liquidation dividend is calculated for all series of preferred stock from September 11, 2000 or the date of issuance, whichever is later.

Any remaining assets of the Company would then be distributed ratably among the preferred and common stockholders on an as-if converted basis. The maximum aggregate proceeds that holders may receive upon liquidation is equal to $2.00, $6.38, $7.66, $2.526 or $1.848, respectively per share of Series A, B, C, D or E preferred stock, respectively.

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, as a single class on all matters. Each preferred stockholder is entitled to the number of votes equal to the number of whole shares of common stock into which such holder’s shares could be converted. For certain matters, as defined in the certificate of incorporation, a vote of (i) a majority of outstanding preferred stock, voting together as a single class and/or (ii) 66 2/3% of outstanding Series E preferred stock voting together as a single class shall be necessary for validation.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Dividends

The holders of the preferred stock shall participate in any dividends paid or declared on the common stock on an as-if-converted basis. Upon the consummation of an initial public offering of the Company’s common stock at a price less than $1.3866 per share, the holders of Series E preferred stock shall receive a Series E dividend equal to a number of shares equal to 1) $1.3866 minus the per share offering price in the initial public offering divided by 2) the per share offering price in the initial public offering.

Preferred Stock Restrictions

The shares of Series A, B, C, D and E preferred stock outstanding at December 31, 2007 are subject to an investors rights agreement. The agreements provide the Company and certain other stockholders with a right of first refusal to repurchase shares offered for sale, as well as rights of first offer, take-along rights and co-sale rights. These provisions in the investors rights agreement will terminate immediately upon a change of control or prior to the consummation of an initial public offering of the Company’s common stock in which the gross proceeds equal or exceed $25,000,000 and for which a certain price per share of preferred stock is achieved.

7. Stock Option Plan

The Company’s Amended and Restated 1999 Employee Incentive Plan (the “1999 Plan”) allows for the granting of restricted stock, unrestricted stock and incentive and non-statutory stock options to purchase shares of common stock and Series A preferred stock. During 2007, the 1999 Plan was amended to eliminate the granting of stock options to purchase shares of Series A stock and to increase the number of shares reserved for issuance under the plan. The Company has reserved 15,047,452 shares of its common stock for issuance under the 1999 Plan to eligible employees, officers, directors, advisors, and consultants.

The Company’s 2003 Directors and Advisors Stock Option and Restricted Stock Plan (the “2003 Plan”) allows for the granting of restricted stock and incentive and nonstatutory stock options to purchase shares of common stock. During 2007, the 2003 Plan was amended to increase the number of shares reserved for issuance under the plan. The Company has reserved 924,539 shares of its common stock for issuance under the 2003 Plan to eligible directors, advisors and consultants.

As of December 31, 2007, 5,041,215 shares of common stock remain available for issuance under the 1999 Plan. As of December 31, 2007, 57,251 shares of common stock remain available for issuance under the 2003 Plan.

Options granted under the plans vest ratably over a period of one to four years from the date of grant and are exercisable over a period of not more than ten years from the date of grant. In addition, shares issued in conjunction with the exercise of stock options under the Plan are generally subject to restrictions on the sale or transfer of such shares.

In accordance with SFAS No. 123R, the Company uses the Black-Scholes option pricing model to measure the fair value of its option awards granted after January 1, 2006. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. The stock options were valued taking into consideration an estimated forfeiture rate of 12.2% for the year ended December 31, 2007. The estimated forfeiture rate is determined for unvested options based on the historical rates of forfeiture. The resulting fair value is recorded as compensation cost on a straight line basis over the option vesting period.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Stock option activity for the year ended December 31, 2007 and the three months ended March 31, 2008 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding, December 31, 2006	6,845,345	$0.31
Options granted	4,822,178	$0.26
Options exercised	(4,718,777)	$0.12
Options forfeited	(1,553,511)	$0.13

Options outstanding, December 31, 2007	5,395,235	$0.30
Options granted (unaudited)	1,894,565	$1.04
Options exercised (unaudited)	—	—
Options forfeited (unaudited)	(17,149)	$0.66

Options outstanding, March 31, 2008 (unaudited)	7,272,651	$0.49

Options exercisable, December 31, 2007	722,243		6.26	$504,000

Vested or expected to vest at December 31, 2007	4,737,016		1.36	$3,591,000

Options exercisable, March 31, 2008 (unaudited)	808,893		6.24	$575,000

Vested or expected to vest at March 31, 2008 (unaudited)	6,484,402		1.37	$4,083,000

The following table summarizes information about stock options outstanding at December 31, 2007:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Vested and Exercisable	Weighted Average Exercise Price
$0.10 - $0.10	12,292	2.31	$0.10	12,292	$0.10
$0.12 - $0.12	2,269,073	8.64	0.12	465,899	0.12
$0.25 - $0.25	55,582	7.52	0.25	54,488	0.25
$0.35 - $0.35	2,710,877	9.65	0.35	—	—
$0.50 - $3.83	347,411	6.95	1.02	189,564	1.32

	5,395,235	9.01	$0.30	722,243	$0.45

The weighted average grant date fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $0.04, $0.16 and $0.22 per share and $0.57 (unaudited) per share for the three months ended March 31, 2008 respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 was $0, $0 and $55,000 and $0 (unaudited) for the three months ended March 31, 2008 respectively. The aggregate intrinsic value of options exercisable represents the difference between the exercise price of the underlying awards and the estimated fair value of the Company’s common stock at December 31, 2007 multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on December 31, 2007.

The Company grants stock options to certain consultants and advisors in exchange for services. These options generally vest over a period of one year and are exercisable for a term of ten years. The Company

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

recorded compensation expense related to non-employee options totaling $2,000, $11,000 and $80,000 for the years ended December 31, 2005, 2006 and 2007 and $69,000 (unaudited) for the three months ended March 31, 2008.

During 2007, the Company extended the life of 2,914,211 fully vested share options held by four employees. As a result of that modification, the Company recognized additional compensation expense of $173,000 for the year ended December 31, 2007.

On April 24, 2007, the Board of Directors approved the repricing of certain stock options to purchase 5,899,193 shares of common stock at the then estimated current fair value of a share of the Company’s common stock. In connection with the repricing of these options, the Company recorded incremental expense of $369,000 in the year ended December 31, 2007 and will record $136,000 over the remaining weighted average vesting term of those options of approximately two years.

As of December 31, 2007 and March 31, 2008, future compensation cost related to nonvested stock options, less estimated forfeitures, is approximately $1,023,000 and $1,482,000 (unaudited) respectively. The total fair value of shares vested during the year ended December 31, 2005, 2006 and 2007 was $58,000, $54,000 and $196,000 and $79,000 (unaudited) for the three months ended March 31, 2008, respectively. The Company currently expects to amortize the following amounts of stock-based compensation related to stock options outstanding as of December 31, 2007 as follows:

2008	$291,000
2009	$271,000
2010	$286,000
2011	$175,000

8. Research and Development Agreement

The Company licenses its core technology from Medtronic, Inc., a shareholder. In 1999, the Company entered into a royalty-bearing license agreement with Medtronic for certain technology that forms the basis for the Company’s TranscollationTM technology. In 1999 the Company paid $750,000 in cash and issued 993,756 shares of common stock valued at $10,000 along with a warrant to purchase an additional 124,222 shares of common stock at an exercise price of $0.01 per share. The warrant expires in August 2009. At the close of the Series B issuance in September 2000, the Company made an additional payment of $1,000,000 under this agreement. These payments of cash, as well as the value of the stock and warrants, were recorded as research and development expense upon issuance. No other payments, except for royalties described below, are required under the license agreement.

Under the terms of this licensing agreement, the Company is required to make quarterly royalty payments ranging from 2% to 7.5% of specified product sales. The License agreement contains a provision requiring minimum annual royalty payments (beginning in 2003) of $300,000 in exchange for the continued use of the technology. The Company may terminate this agreement at any time. The Company incurred $442,000, $416,000 and $884,000 in royalty expenses relating to this agreement for the years ended December 31, 2005, 2006 and 2007, respectively. The Company currently settles royalty obligations through issuance of warrants and promissory notes (Notes 9 and 10).

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

9. Loans Payable

The Company enters into agreements to finance its annual Directors and Officers insurance and commercial insurance premiums upon each annual renewal. As part of each financing agreement, the Company is required to make a down payment of 20% of the annual premiums and finance the remaining 80% of the balance due over a period of less than one year. Borrowings made under these agreements during 2006 and 2007 bear interest at annual rates ranging from 5.6% to 7.8%, respectively and are due in less than one year. The total amount of the insurance premium is capitalized as a component of prepaid expenses and amortized to general and administrative expense over the policy period which is one year. Borrowings under these financing arrangements are included as a component of the current portion of long-term debt.

The table below summarizes the changes in the balance of financed insurance premiums :

	Years Ended December 31,
	2006	2007

Balance beginning of period	$232,000	$216,000
New borrowings	256,000	301,000
Payments	(272,000)	(260,000)

Balance end of period	$216,000	$257,000

Pursuant to an amendment to the Company’s royalty-bearing license agreement signed in June 2004 (Note 8), the Company issues promissory notes and grants warrants to the licensor in settlement of its quarterly royalty fee obligation. The amount of the promissory note to be issued is equal to the quarterly royalty fee obligation as calculated per the terms of the license agreement. On July 18, 2006, the license agreement was amended to extend the maturity date of the outstanding promissory notes from March 31, 2007 to March 31, 2009 and to increase the interest rate from 10% to 11.75%. Interest is payable on a quarterly basis on the first day of the following quarter. The notes are subordinate to the financing agreement entered into on May 24, 2005. The Company had issued promissory notes amounting to $1,161,000 and $1,807,000, as of December 31, 2006 and 2007 and $2,037,000 (unaudited) as of March 31, 2008, respectively.

On May 24, 2005, the Company entered into a $10,000,000 loan agreement with a venture debt fund. This note is collateralized by all assets of the Company, including any Intellectual Property held by the Company. However, the lien against Intellectual Property was released in September 2007, as the Company’s last twelve months revenue exceeded $25 million. Under the original terms of the venture debt agreement, interest was incurred at an annual rate of 10.79% and interest-only payments were due on a monthly basis through December 31, 2006, with principal and interest payments beginning on January 1, 2007 until final maturity on January 1, 2009. On September 1, 2006 the loan agreement was amended to extend the maturity date to July 1, 2009 and adjust the interest rate to 12.25%. In 2007, the Company made two principal and interest payments prior to an additional amendment which required the Company to make interest-only payments throughout the remainder of fiscal 2007, with principal and interest payments again commencing on January 1, 2008. As a result of the two principal and interest payments made in 2007, the outstanding amount as of December 31, 2007 was $9,257,000. The outstanding balance of $8,310,000 (unaudited) was paid in full on March 31, 2008.

The venture debt agreement does not require the Company to maintain any financial covenants. Upon execution of the agreement, the Company granted the lender a warrant to purchase 791,766 shares of the Company’s Series D preferred stock and in connection with the amendment in 2006 the Company granted the

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

lender a warrant to purchase 324,675 shares of the Company’s Series E preferred stock (Note 10). Also, in connection with this note and subsequent amendment, the Company capitalized approximately $192,000 of financing fees which are being amortized on the straight-line method which approximates the effective interest method to interest expense over the life of the note. The remaining balance of deferred financing fees was $141,000 and $70,000 at December 31, 2006 and 2007, respectively. The deferred financing fees were charged to interest expense upon payment of the outstanding balance on this note on March 31, 2008 (unaudited).

On September 1, 2006, the Company entered into a convertible bridge financing agreement with certain existing preferred stockholders. The Company received $4,995,000 in cash in exchange for a convertible note, and $5,000 in cash in exchange for a warrant to purchase shares of Series E preferred stock. Under the terms of the agreement, interest accrues at an annual rate of 12%. The outstanding principal and accrued interest are convertible into equity upon the occurrence of various financing events. The note and accrued interest balance were fully converted into 5,701,365 shares of Series E preferred stock at a price per share of $0.924 in February 2007.

The remaining annual principal maturities of loans payable are as follows:

	December 31, 2007	March 31, 2008
		(unaudited)
2008	$5,712,000	$2,950,000
2009	5,609,000	8,252,000

	11,321,000	11,202,000
Less: Discount on notes payable	(362,000)	(246,000)

	$10,959,000	$10,956,000

10. Warrants

As discussed more fully in Note 8, in August 1999 the Company issued warrants to purchase 124,222 shares of common stock at an exercise price of $0.01 per share in connection with the execution of the royalty-bearing license agreement. The value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model and was determined not to be material.

In connection with a $4,000,000 loan agreement entered into with a commercial bank on September 3, 2002, the Company granted warrants to purchase 10,444 shares of common stock at $3.83 per share. These warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expired in September of 2007. The value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model and was determined not to be material.

In June 2004, the Company amended the payment terms of its royalty-bearing license agreement such that the Company began settling its quarterly royalty fee obligation through the issuance of a promissory note and granting of warrants to purchase shares of the Company’s Series D Preferred Stock in lieu of cash payment. The number of warrants to be issued on a quarterly basis is determined by multiplying the quarterly royalty fee by a fixed percentage and then dividing by $1.263. The warrants are fully vested upon issuance, exercisable at the option of the holder, in whole or in part, and expire at various dates in 2014 through 2017. For the years ended December 31, 2005, 2006 and 2007 and for the three months ended March 31, 2008, warrants to purchase 18,072, 16,959, 40,888 and 14,589 (unaudited) shares of Series D preferred stock, respectively, were issued to the licensor to settle the royalty obligations at an exercise price of $1.263. The estimated fair value of these

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

warrants at the respective issue dates was $17,000, $17,000, $28,000 and $28,000 (unaudited), respectively. The estimated fair value of these warrants as of December 31, 2006 and 2007 was $32,000 and $149,000, respectively. The Company recorded net expense of $18,000, $2,000, $89,000 and $19,000 (unaudited) for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008 , respectively, as a component of cost of sales in connection with warrants issued pursuant to the license agreement, as amended. On July 1, 2005, upon the adoption of FSP 150-5, the Company recorded a charge equal to the change in the estimated fair value of the warrants issued prior to July 1, 2005 since the dates of issuance. The charge, in the amount of $10,000, is recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations.

In July 2006, in connection with the third amendment to the license agreement, the Company issued warrants to purchase 25,255 shares of Series D preferred stock at an exercise price of $1.263 per share. The warrants were fully vested upon issuance, exercisable at the option of the holder and expire in July 2016. The estimated fair value of the warrants in the amount of $25,000 was recorded as royalty expense upon issuance. The estimated fair value of the warrants as of December 31, 2006 and 2007 was $17,000 and $42,000 and $47,000 (unaudited) as of March 31, 2008, respectively. The Company recorded a gain and expense, respectively, of $8,000 and $24,000 for the change in the estimated fair value of the warrants in the year ended December 31, 2006 and 2007, respectively, within cost of sales. The Company recorded expense of $5,000 (unaudited) for the change in the estimated fair value of the warrants in the three months ended March 31, 2008 within cost of sales.

In connection with a $10,000,000 loan agreement entered into with a venture debt fund on May 24, 2005, the Company granted warrants to purchase 791,766 shares of the Company’s Series D preferred stock at $1.263 per share. These warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire in May of 2015. The estimated fair value of the warrants in the amount of $726,000 was recorded as a discount to notes payable and component of stockholders’ equity upon issuance, to be amortized on an effective interest method to interest expense over the life of the note. On July 1, 2005, upon the adoption of FSP 150-5, the warrants were reclassified from stockholders equity to other long-term liabilities. The Company recorded a charge equal to the change in the estimated fair value of the warrants since the date of issuance. The charge, in the amount of $55,000, is recorded as a cumulative effect of a change in accounting principle on the consolidated statement of operations. The estimated fair value of the warrants as of December 31, 2006 and 2007 was $514,000 and $1,265,000 and $1,437,000 (unaudited) as of March 31, 2008, respectively. The Company recorded a gain and expense, respectively, of $258,000 and $751,000 for the change in the estimated fair value of the warrants in the year ended December 31, 2006 and 2007, respectively. The Company recorded expense of $172,000 (unaudited) for the change in the estimated fair value of the warrants in the three months ended March 31, 2008.

In connection with the September 1, 2006 amendments to the $10,000,000 loan agreement, the Company granted warrants to purchase 324,675 shares of the Company’s Series E preferred stock at $0.924 per share. These warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire in September 2016. The estimated fair value of the warrants in the amount of $237,000 was recorded as a discount to notes payable and a component of other long-term liabilities and is being amortized to interest expense over the life of the note using the effective interest method. The remaining unamortized discount related to this note at December 31, 2006 and 2007 was $609,000 and $362,000, respectively. The remaining unamortized discount was charged to interest expense in March 2008 upon repayment of this debt (unaudited). The estimated fair value of the warrants as of December 31, 2006 and 2007 was $223,000 and $439,000, respectively and $536,000 as of March 31, 2008 (unaudited). The Company recorded a gain and expense, respectively, of $14,000 and $216,000 for the change in the estimated fair value of the warrants in the year ended December 31, 2006 and 2007,

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

respectively. The Company recorded expense of $97,000 (unaudited) for the change in the estimated fair value of the warrants in the three months ended March 31, 2008.

In the years ended December 31, 2006 and 2007, in connection with the $4,995,000 convertible bridge financing, the Company granted warrants to purchase 561,507 and 1,433,971 shares of Series E preferred stock, respectively. The warrants have an exercise price of $0.01 per share, were fully vested upon issuance, exercisable at the option of the holder, in whole or in part, and expire between September 2016 and February 2017. The estimated fair value of the warrants at the date of issuance was recorded as a discount to notes payable and a component of other long-term liabilities and amortized to interest expense over the life of the note using the effective interest method. The estimated fair value of these warrants at December 31, 2006 was $516,000. Warrants to purchase 861,573 shares of Series E preferred stock were exercised during the year ended December 31, 2007. The estimated fair value of the remaining 1,133,905 warrants as of December 31, 2007 was $1,863,000. The company recorded expense of $0 and $980,000 for the change in the estimated fair value of the warrants during the year ended December 31, 2006 and 2007, respectively. The estimated fair value of the remaining 1,133,905 (unaudited) warrants was $2,248,000 (unaudited) as of March 31, 2008 and the Company recorded expense of $385,000 (unaudited) for the change in the estimated fair value of the warrants in the three months ended March 31, 2008.

Transactions involving the Company’s preferred stock warrant issuances are summarized as follows:

	Series D Redeemable Convertible Preferred		Series E Redeemable Convertible Preferred
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	13,268	$1.26	—	$—
Warrants granted	809,838	1.26	—	—
Warrants exercised	—	—	—	—
Warrants forfeited	—	—	—	—

Outstanding at December 31, 2005	823,106	1.26	—	—
Warrants granted	42,214	1.26	886,182	0.35
Warrants exercised	—	—	—	—
Warrants forfeited	—	—	—	—

Outstanding at December 31, 2006	865,320	1.26	886,182	0.35
Warrants granted	40,888	1.26	1,433,971	0.01
Warrants exercised	—	—	(861,573)	(0.01)
Warrants forfeited	—	—	—	—

Outstanding at December 31, 2007	906,208	1.26	1,458,580	0.21

Warrants granted (unaudited)	14,589	1.26	154,545	1.65
Warrants exercised (unaudited)	—	—	—	—
Warrants forfeited (unaudited)	—	—	—	—

Outstanding as of March 31, 2008 (unaudited)	920,797	$1.26	1,613,125	$0.35

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The fair value of preferred stock warrants was estimated at each reporting date using the following assumptions:

	Year Ended December 31,			Three Months Ended March 31, 2008
	2005	2006	2007
				(unaudited)
Risk-free interest rate	4.06% - 4.39%	4.64% - 5.15%	4.04% - 5.11%	3.45%
Weighted average expected term (years)	9.4	9.1	8.4	7.6
Stock price volatility	70%	70%	70%	70%
Dividend yield	—	—	—	—

Upon the automatic conversion of the Series A, Series B, Series C, Series D and Series E preferred stock into common upon the closing of a qualifying initial public offering (Note 6), the preferred stock warrants will become warrants for such number of shares of common stock into which the underlying preferred stock are converted.

11. Income Taxes

The income tax provisions of $13,000 and $13,000 for the years ended December 31, 2006 and 2007, respectively, relate to state income tax obligations. The income tax provision was determined by computing the taxable loss or income in each jurisdiction and applying the applicable statutory tax rate of the jurisdiction. The income tax benefit of $(29,000) for the year ended December 31, 2005, relates to the Company’s former wholly-owned international subsidiaries which ceased doing business in 2005. No provision for domestic federal income taxes has been recorded due to the Company’s net losses. Components of the Company’s net deferred tax assets are as follows:

	December 31,		March 31, 2008
	2006	2007
			(unaudited)
Net operating loss carry forwards	$22,570,000	$26,469,000	27,306,000
Purchased in-process research and development	377,000	331,000	320,000
Other deferred timing differences and credits	1,160,000	1,788,000	1,810,000
Capitalized research and development costs	3,318,000	3,367,000	3,366,000

	27,425,000	31,955,000	32,802,000
Valuation allowance	(27,425,000)	(31,955,000)	(32,802,000)

Net deferred tax asset	$—	$—	$—

As of December 31, 2007, the Company had federal net operating loss and research and experimentation credit carryforwards of approximately $76,652,000 and $651,000, respectively, which may be available to offset federal income tax liabilities and expire at various dates beginning in 2019 and through 2027. The Company also had a state net operating loss carryforward of approximately $8,148,000, which may be available to offset state income tax liabilities and expires at various dates beginning in 2010 and through 2027.

As required by Statement of Financial Accounting Standards No. 109, management of the Company has evaluated positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of net operating loss and research and experimentation credit carryforwards and certain costs capitalized for tax purposes. Management has determined that it is more likely than not that the Company

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

will not recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of $27,425,000 and $31,955,000 has been established at December 31, 2006 and 2007, respectively.

Ownership changes, as defined in the Internal Revenue Code, may limit the amount of the net operating loss carry forwards and research and development credit carry forwards that can be utilized to offset taxable income and taxes payable. Subsequent ownership changes could further affect the limitation in future years.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2008
				(unaudited)
Federal income tax benefit at statutory federal rate	34.0%	34.0%	34.0%	34.0%
State income tax benefit	1.0%	1.0%	2.0%	—
Research and development credits	—	1.0%	—	—
Non-deductible expenses	(1.0)%	(1.0)%	(5.0)%	(8.0)%
Valuation allowance	(34.0)%	(35.0)%	(31.0)%	(26.0)%

Effective tax rate	—	—	—	—

Utilization of the Company’s NOLs and research and development, or R&D, credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986, or Section 382, as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing shareholders’ subsequent disposition of those shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company’s formation due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the NOL or R&D credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being presented as an uncertain tax position under FIN 48.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109” (“FIN 48”). This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. We adopted FIN 48 on January 1, 2007. The implementation of FIN 48 did not have a material impact on our consolidated financial statements, results of operations or cash flows. At the adoption date of January 1, 2007, and also at December 31, 2007 we had no unrecognized tax benefits. We have not, as yet, conducted a study of our research and development credit carryforwards. This study may result in an adjustment to our research and

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

development credit carryforwards, however, until such a study is completed and any adjustment is known, no amounts are being presented as uncertain tax positions under FIN 48. A full valuation allowance has been provided against our research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

The statute of limitations for assessment by the Internal Revenue Service, or the IRS, and state tax authorities is closed for tax years prior to December 31, 2004, although carryforward attributes that were generated prior to tax year 2004 may still be adjusted upon examination by the IRS or state tax authorities if they have been or will be used in a future period. We file income tax returns in the U.S. federal and various state jurisdictions. There are currently no federal or state audits in progress. We are currently not under examination by the IRS or any other jurisdiction for any tax years. We would recognize both accrued interest and penalties related to unrecognized benefits in income tax expense. We have not recorded any interest or penalties on any unrecognized tax benefits since inception.

12. Operating and Capital Leases

The Company leases its corporate headquarters in Dover, NH under an operating lease. The initial term of the lease expired in September 2002 and was automatically renewed for a three-year period ending September 2005. In October 2005, the lease was renewed for one additional two-year option period ending in October 2007 with two additional three-year extensions exercisable solely at the Company’s election. In January 2007 the Company renewed the lease for an additional three-year term ending in October 2010. The Company has obtained additional space at the same location through subsequent lease amendments in 2000, 2002, 2003 and 2007. The terms of these amendments run concurrently with the original lease. The monthly payment under the original agreement, plus all amendments, is approximately $13,000.

The Company has entered into various capital leases for certain equipment which require aggregate monthly payments of approximately $8,000. The gross amount of assets recorded under these capital leases was $225,000 as of December 31, 2007.

As of December 31, 2007, future net minimum lease payments under capital leases and future minimum rental payments under the operating lease are as follows:

	Capital Leases	Operating Leases
2008	$83,000	$160,000
2009	59,000	168,000
2010	20,000	146,000
2011	2,000	—

	164,000	$474,000

Less amount representing interest (at rates from 2.1% to 18.5%)	(17,000)

Present value of minimum lease payments	147,000
Less current maturities	(68,000)

Long-term portion	$79,000

For the years ended December 31, 2006 and 2007, rent expense for the operating leases amounted to $206,000 and $186,000, respectively.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

13. Segment Reporting

The Company’s chief operating decision-maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region between the United States and outside of the United States and by product for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be a single reporting segment, specifically the development, manufacture, and commercialization of its TranscollationTM technology. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company’s assets are located in the United States and are not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset-based metrics. Therefore, geographic information is presented only for revenues.

Revenues based on geographic location are summarized in the following table:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
United States	$10,980	$14,924	$26,992	$5,153	$9,571
Outside the United States	1,548	1,975	2,524	840	899

Total	$12,528	$16,899	$29,516	$5,993	$10,470

Revenues by product are summarized in the following table:

	Year Ended December 31,			Three Months Ended March 31,
	2005	2006	2007	2007	2008
				(unaudited)
Single-use handheld devices	$12,418	$16,284	$28,493	$5,691	$9,982
Equipment and other	110	615	1,023	302	488

Total	$12,528	$16,899	$29,516	$5,993	$10,470

14. Commitments and Contingencies

As of December 31, 2007, the Company has manufacturing agreements with certain of its OEM suppliers to provide manufactured and sterilized products of the Company’s designs. The Company issues three-month rolling purchase orders and has the ability to adjust the second and third month purchase orders downward. In the event the Company decides to terminate the agreements, the Company is responsible for the outstanding purchase orders as well as the purchase of unused components from the suppliers. From time to time, the Company may sign additional manufacturing agreements with other qualified manufacturers to provide the Company product.

SALIENT SURGICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

15. Litigation Matters

From time to time, the Company is involved in legal proceedings incidental to the conduct of its business. The outcome of these claims cannot be predicted with certainty. The Company intends to defend itself vigorously in any such actions; however, any settlement or judgment could have a material adverse effect on the Company’s results of operations in the period in which such settlement or judgment is paid or payment becomes probable. The Company is not currently a party to or aware of any pending legal matters that are likely to have a material adverse effect on its results of operations or financial condition.

16. 401(k) Plan

The Company offers a 401(k) defined contribution plan to all qualified employees which allows them to defer a portion of their taxable income. While the Company reserves the right to make a matching contribution to the Plan on behalf of the employees, the Company has not elected to do so to date. In 2006, the Company amended the Plan to allow qualified employees to contribute a portion of their after-tax income into a Roth 401(k). The Company covers all administrative expenses of the Plan which were approximately $1,000 and $100 for the years ending December 31, 2006 and 2007, respectively.

17. Subsequent Events

Lease

On February 27, 2008, the Company executed a build-to-suit lease for new corporate headquarters in Portsmouth, New Hampshire. Construction is expected to begin in May 2008, and the building to be constructed will contain approximately 55,000 square feet. The Company expects to move its headquarters to the new facility during the fourth quarter of 2008. The base term of the lease will be ten years, with two optional extension periods of five years each. Based on the expected square footage, the base rent is expected to be approximately $674,000 per annum, subject to yearly inflation adjustments. The Company is obligated to deliver a letter of credit in the amount of $2.0 million on or before commencement of construction. The letter will be secured by restricted cash in the same amount.

Debt-(unaudited)

The Company entered into a $15.0 million term loan and a $7.5 million revolving credit facility, or the GE Credit Facility, with GE Healthcare Financial Services, Inc., or GE, and Oxford Finance Corporation, or Oxford. The GE Credit Facility was closed in two tranches, with GE funding $7.5 million of the term loan and making available $1.5 million of the revolving credit facility on March 31, 2008. On May 1, 2008, Oxford funded an additional $2.5 million of the term loan and made available to the Company an additional $6.0 million of the revolving credit facility. The remaining $5.0 million of term loan availability is subject to the completion of a qualified equity offering of securities (such as a public offering or a round of venture capital financing) with proceeds of at least $20 million. It is expected that this offering will meet the requirements of a qualified $20 million offering. The term loan has a three year term, with nine months of interest only payments followed by 27 months of principal and interest payments at an interest rate of 10.65% per annum. The term loan is subject to a $100,000 success fee upon final payment, and additional pre-payment penalties of up to 2.0%. The revolving credit facility bears interest at a rate of prime plus 1% and is due in full on March 31, 2011. A $75,000 commitment fee payment was made upon the closing of the revolving credit facility, and the unused balance is subject to a 0.75% unused facility fee, in addition to yearly management fees of $25,000. The terms of the GE Credit Facility require the Company to maintain certain minimum liquidity measures as well as a minimum quarterly EBITDA, as defined in the agreement. The GE Credit Facility was secured by a lien on all of the Company’s assets, excluding intellectual property. The Company used the proceeds to pay off its existing venture debt. In connection with the GE Credit Facility, the Company issued ten-year warrants to purchase 363,637 shares of our Series E Convertible Preferred Stock at an exercise price of $1.65 per share. Upon consummation of this offering, these warrants will be converted into warrants to purchase 363,637 shares of the Company’s common stock.

Aquamantys System™

Aquamantys™ 2.3 Bipolar Sealer
Aquamantys™ 6.0 Bipolar Sealer
Aquamantys™ System

SALIENT
SURGICAL TECHNOLOGIES

                 Shares

Common Stock

PROSPECTUS

Banc of America Securities LLC	Piper Jaffray

RBC Capital Markets	Wachovia Securities

The date of this prospectus is                     , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC registration fee		$3,389.63
FINRA fee		$9,125.00
NASDAQ Global Market listing fee	$	*
Printing and mailing	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Directors’ and officers’ insurance	$	*
Miscellaneous	$	*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Delaware law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of directors for breach of fiduciary duty of care as a director. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director’s personal liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation and by-laws also provide that:

•	we will indemnify our directors, officers, employees and agents to the fullest extent permitted by law;

•	we will advance expenses to our directors and officers in connection with a legal proceeding to the fullest extent permitted by law.

We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

Issuances of Stock.

On February 12, 2007, we issued 27,346,379 shares of our Series E Convertible Preferred Stock to 26 accredited investors. The per share price was $0.924 and generated gross proceeds of $19,999,993 after cancellation of $5,268,062 of principal and accrued interest upon conversion of the convertible promissory notes described below. The shares were issued pursuant to Rule 506 of Regulation D promulgated under the Securities Act.

Issuances of Convertible Promissory Notes and Warrants.

On September 1, 2006, we issued secured subordinated convertible promissory notes in an aggregate principal amount of $4,995,002 to 20 accredited investors. We issued warrants to purchase 1,995,478 shares of our Series E Convertible Preferred Stock for an aggregate purchase price of $4,998 in connection with the sale of the convertible promissory notes. The warrants are exercisable at a price of $0.01 per share. Of the warrants issued on September 1, 2006, three holders of those options to purchase shares of our Series E Convertible Preferred Stock exercised those warrants for an aggregate of 861,573 shares. The remainder of these warrants expire on September 1, 2016. The convertible promissory notes, warrants, and shares were issued pursuant to Rule 506 of Regulation D promulgated under the Securities Act.

Issuances of Warrants Pursuant to Financing of Royalty Payments.

Since March 1, 2004, we have issued warrants to purchase an aggregate of 145,984 shares of our Series D Convertible Preferred Stock at an exercise price of $1.263 per share to Medtronic, Inc. We issued each of these warrants to Medtronic in consideration of Medtronic entering into royalty payment financing arrangements with us pursuant to a license agreement. No cash or additional consideration was received by us in consideration of our issuance of these securities. These warrants have not been exercised and expire ten years after the date of their respective issuance. The warrants were exempt pursuant to Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

Issuances of Warrants in Venture Debt Financings.

On May 24, 2005, we issued a warrant to purchase 395,883 shares of our Series D Convertible Preferred Stock at an exercise price of $1.263 per share to each of (i) Horizon Technology Funding Company II LLC and (ii) Horizon Technology Funding Company III LLC. These warrants have not been exercised and expire on May 24, 2015.

On September 1, 2006, we issued a warrant to purchase 162,338 shares of our Series E Convertible Preferred Stock at an exercise price of $0.924 per share to each of (i) Horizon Technology Funding Company II LLC and (ii) Horizon Technology Funding Company III LLC. These warrants have not been exercised and expire on September 1, 2016.

On March 31, 2008, we issued a warrant to purchase 154,545 shares of our Series E Convertible Preferred Stock at an exercise price of $1.65 per share to GE Healthcare Financial Services, Inc. These warrants have not been exercised and expire on March 31, 2018.

We issued each of these warrants to financial institutions in consideration of these institutions entering into or refinancing debt financing arrangements. No cash or additional consideration was received by us in consideration of our issuance of these securities. The warrants were issued pursuant to Rule 506 of Regulation D promulgated under the Securities Act.

Grants and Exercises of Stock Options.

Since January 1, 2005, we have granted stock options to purchase 9,119,049 shares of common stock with exercise prices ranging from $0.124 to $1.62 per share, to employees, directors and consultants pursuant to our stock option plans. All of these options were issued in consideration of services rendered to us, with exercise prices equal to the estimated fair value of our common stock on the date of grant. No cash or additional consideration was received by us in consideration of our issuance of these options. Of the options granted after January 1, 2005, 43 holders of those options to purchase shares of our common stock exercised those options for an aggregate of 5,146,426 shares at a weighted average exercise price of $0.133. The issuances of these options and the common stock upon exercise of these options were exempt either pursuant to Rule 701 promulgated under the Securities Act, as a transaction pursuant to a compensatory benefit plan, or pursuant to Rule 506 of Regulation D promulgated under the Securities Act. The common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Underwriters.

No underwriters were used in the foregoing transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.		Description of Exhibit
**1.1		Form of Underwriting Agreement

*3.1		Amended and Restated Certificate of Incorporation of the Registrant, as amended

**3.2		Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering

*3.3		Bylaws, as amended of the Registrant

**3.4		Restated Bylaws of the Registrant to be effective upon completion of this offering

**4.1		Form of Common Stock Certificate

‡4.2		Amended and Restated Investors’ Rights Agreement, dated February 12, 2007, by and among the Registrant and certain stockholders of the Registrant

**5.1		Opinion of Ropes & Gray LLP, counsel to the Registrant, with respect to the legality of securities being registered

**10.1		2003 Directors and Advisors Stock Option and Restricted Stock Plan

**10.1	(a)	Form of incentive stock option agreement under 2003 Directors and Advisors Stock Option and Restricted Stock Plan

**10.1	(b)	Form of nonqualified stock option agreement under 2003 Directors and Advisors Stock Option and Restricted Stock Plan

**10.2		Amended and Restated 1999 Employee Incentive Plan

**10.2	(a)	Form of incentive stock option agreement under Amended and Restated 1999 Employee Incentive Plan
**10.2	(b)	Form of nonqualified stock option agreement under Amended and Restated 1999 Employee Incentive Plan

Exhibit No.		Description of Exhibit

*10.3		Amended and Restated Promissory Note, dated March 31, 2008, issued by the Registrant to Medtronic

**10.4		Form of Indemnification Agreement between the Registrant and its directors

*10.5		Lease, dated October 15, 2005, by and between the Registrant and Washington Street Mill, LLC, as amended

‡10.6		Lease, dated February 27, 2008, by and between the Registrant and 200 International Limited Partnership

**10.7		Employment Agreement, dated as of January 22, 2008, by and between Registrant and Joseph Army

*10.8		Offer Letter, dated as of August 31, 2007, by and between the Registrant and Richard Altieri

*10.9		Offer Letter, dated as of January 14, 2008, by and between the Registrant and David Brown

*10.10		Offer Letter, dated as of January 17, 2008, by and between the Registrant and Mark Roby

*10.11		Offer Letter, dated as of January 3, 2007, by and between the Registrant and Som Kovvuri

*10.12		Offer Letter, dated as of July 11, 2006, by and between the Registrant and Tad Vaughn

*10.13		Form of the Employee Confidentiality, Non-Competition and Proprietary Information Agreement

*10.14		Form of Warrant to purchase shares of Series D Convertible Preferred Stock issued to Medtronic pursuant to License Agreement

*10.15		Form of Warrant to purchase shares of Series D Convertible Preferred Stock issued to Horizon Technology Funding Company II LLC and Horizon Technology Funding Company III LLC

*#10.16		Contract Manufacturing General Agreement between the Registrant and Phase II Medical Manufacturing, Inc., dated as of May 18, 2005

*#10.17		Contract Manufacturing General Agreement between the Registrant and The Medtech Group, Inc., dated as of February 13, 2008

*#10.18		Supply and Distribution Agreement between the Registrant and Soering, GmbH, dated as of October 10, 2005

*#10.19		Contract Manufacturing General Agreement between the Registrant and Design Standards Corporation, dated as of November 10, 2004

*10.20		Warrant to purchase shares of Common Stock issued to Medtronic pursuant to License Agreement

*10.21		Warrants to purchase shares of Series E Convertible Preferred Stock issued to Horizon Technology Funding Company II LLC and Horizon Technology Funding Company III LLC, each dated September 1, 2006

*10.22	(a)	Secured Subordinated Convertible Promissory Note and Warrant Purchase Agreement, dated September 1, 2006, by and among the Registrant and the investors named therein

*10.22	(b)	Form of Warrant to Purchase Shares of Capital Stock issued pursuant to Secured Subordinated Convertible Promissory Note and Warrant Purchase Agreement

‡10.23	(a)	Amended and Restated Loan and Security Agreement, dated April 30, 2008, among General Electric Capital Corporation, Oxford Finance Company, the Registrant, and Salient, Inc.

‡10.23	(b)	Amended and Restated Term Loan Promissory Note, dated April 30, 2008, issued to General Electric Capital Corporation

‡10.23	(c)	Amended and Restated Revolving Loan Promissory Note, dated April 30, 2008, issued to General Electric Capital Corporation

‡10.23	(d)	Amended and Restated Pledge Agreement, dated April 30, 2008, by and among the Registrant, Salient, Inc., and General Electric Capital Corporation

‡10.23	(e)	Amended and Restated Guaranty, dated April 30, 2008, by and among Salient, Inc. and General Electric Capital Corporation

Exhibit No.		Description of Exhibit

*10.23	(f)	Warrant to purchase shares of Series E Convertible Preferred Stock, dated March 31, 2008, issued to GE Capital Equity Investments, Inc.

10.23	(g)	Warrant to purchase shares of Series E Convertible Preferred Stock, dated April 30, 2008, issued to GE Capital Equity Investments, Inc.

10.23	(h)	Term Loan Promissory Note, dated April 30, 2008, issued to Oxford Finance Corporation

10.23	(i)	Revolving Loan Promissory Note, dated April 30, 2008, issued to Oxford Finance Corporation

10.23	(j)	Warrant to purchase shares of Series E Convertible Preferred Stock, dated April 30, 2008, issued to Oxford Finance Corporation

‡#10.24		License Agreement between the Registrant and Medtronic dated August 9, 1999, as amended on June 18, 2002, March 1, 2004, July 18, 2006 and April 1, 2007

#10.25		Services Agreement, dated April 29, 2008, by and between the Registrant and Aubrey Group, Inc.

10.26		Separation Agreement between the Registrant and Nathan Harris, dated April 30, 2008

*21.1		List of Subsidiaries

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

**23.2		Consent of Ropes & Gray LLP (see Exhibit 5.1)

*24.1		Powers of Attorney

#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment is requested will be filed separately with the Securities and Exchange Commission.

*	Previously filed

**	To be included by amendment

‡	Refiled

(b) Consolidated Financial Statements Schedules:

None

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned pursuant to this registration statement, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned or used or referred to by the undersigned;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned or its securities provided by or on behalf of the undersigned; and

(iv) Any other communication that is an offer in the offering made by the undersigned to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No.2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Dover, New Hampshire on May 19, 2008.

SALIENT SURGICAL TECHNOLOGIES, INC.

By:	/S/ JOSEPH ARMY
Joseph Army
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

/S/ JOSEPH ARMY Joseph Army	President, Chief Executive Officer and Director (Principal Executive Officer)	May 19, 2008

/S/ RICHARD ALTIERI Richard Altieri	Chief Financial Officer, Vice President, Finance and Treasurer (Principal Financial and Accounting Officer)	May 19, 2008

* Jay Schmelter	Chairman	May 19, 2008

* Gary Ellis	Director	May 19, 2008

* Anthony Arnerich	Director	May 19, 2008

* J. Neal Armstrong	Director	May 19, 2008

* Winston Wallin	Director	May 19, 2008

* Richard Randall	Director	May 19, 2008

*By:	/s/ RICHARD ALTIERI
Richard Altieri Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

**1.1		Form of Underwriting Agreement

*3.1		Amended and Restated Certificate of Incorporation of the Registrant, as amended

**3.2		Restated Certificate of Incorporation of the Registrant to be filed upon completion of this offering

*3.3		Bylaws, as amended of the Registrant

**3.4		Restated Bylaws of the Registrant to be effective upon completion of this offering

**4.1		Form of Common Stock Certificate

‡4.2		Amended and Restated Investors’ Rights Agreement, dated February 12, 2007, by and among the Registrant and certain stockholders of the Registrant

**5.1		Opinion of Ropes & Gray LLP, counsel to the Registrant, with respect to the legality of securities being registered

**10.1		2003 Directors and Advisors Stock Option and Restricted Stock Plan

**10.1	(a)	Form of incentive stock option agreement under 2003 Directors and Advisors Stock Option and Restricted Stock Plan

**10.1	(b)	Form of nonqualified stock option agreement under 2003 Directors and Advisors Stock Option and Restricted Stock Plan

**10.2		Amended and Restated 1999 Employee Incentive Plan

**10.2	(a)	Form of incentive stock option agreement under Amended and Restated 1999 Employee Incentive Plan

**10.2	(b)	Form of nonqualified stock option agreement under Amended and Restated 1999 Employee Incentive Plan

*10.3		Amended and Restated Promissory Note, dated March 31, 2008, issued by the Registrant to Medtronic

**10.4		Form of Indemnification Agreement between the Registrant and its directors

*10.5		Lease, dated October 15, 2005, by and between the Registrant and Washington Street Mill, LLC, as amended

‡10.6		Lease, dated February 27, 2008, by and between the Registrant and 200 International Limited Partnership

**10.7		Employment Agreement, dated as of January 22, 2008, by and between Registrant and Joseph Army

*10.8		Offer Letter, dated as of August 31, 2007, by and between the Registrant and Richard Altieri

*10.9		Offer Letter, dated as of January 14, 2008, by and between the Registrant and David Brown

*10.10		Offer Letter, dated as of January 17, 2008, by and between the Registrant and Mark Roby

*10.11		Offer Letter, dated as of January 3, 2007, by and between the Registrant and Som Kovvuri

*10.12		Offer Letter, dated as of July 11, 2006, by and between the Registrant and Tad Vaughn

*10.13		Form of the Employee Confidentiality, Non-Competition and Proprietary Information Agreement

*10.14		Form of Warrant to purchase shares of Series D Convertible Preferred Stock issued to Medtronic pursuant to License Agreement

*10.15		Form of Warrant to purchase shares of Series D Convertible Preferred Stock issued to Horizon Technology Funding Company II LLC and Horizon Technology Funding Company III LLC

*#10.16		Contract Manufacturing General Agreement between the Registrant and Phase II Medical Manufacturing, Inc., dated as of May 18, 2005

Exhibit No.		Description of Exhibit

*#10.17		Contract Manufacturing General Agreement between the Registrant and The Medtech Group, Inc., dated as of February 13, 2008

*#10.18		Supply and Distribution Agreement between the Registrant and Soering, GmbH, dated as of October 10, 2005

*#10.19		Contract Manufacturing General Agreement between the Registrant and Design Standards Corporation, dated as of November 10, 2004

*10.20		Warrant to purchase shares of Common Stock issued to Medtronic pursuant to License Agreement

*10.21		Warrants to purchase shares of Series E Convertible Preferred Stock issued to Horizon Technology Funding Company II LLC and Horizon Technology Funding Company III LLC, each dated September 1, 2006

*10.22	(a)	Secured Subordinated Convertible Promissory Note and Warrant Purchase Agreement, dated September 1, 2006, by and among the Registrant and the investors named therein

*10.22	(b)	Form of Warrant to Purchase Shares of Capital Stock issued pursuant to Secured Subordinated Convertible Promissory Note and Warrant Purchase Agreement

‡10.23	(a)	Amended and Restated Loan and Security Agreement, dated April 30, 2008, among General Electric Capital Corporation, Oxford Finance Company, the Registrant, and Salient, Inc.

‡10.23	(b)	Amended and Restated Term Loan Promissory Note, dated April 30, 2008, issued to General Electric Capital Corporation

‡10.23	(c)	Amended and Restated Revolving Loan Promissory Note, dated April 30, 2008, issued to General Electric Capital Corporation

‡10.23	(d)	Amended and Restated Pledge Agreement, dated April 30, 2008, by and among the Registrant, Salient, Inc., and General Electric Capital Corporation

‡10.23	(e)	Amended and Restated Guaranty, dated April 30, 2008, by and among Salient, Inc. and General Electric Capital Corporation

*10.23	(f)	Warrant to purchase shares of Series E Convertible Preferred Stock, dated March 31, 2008, issued to GE Capital Equity Investments, Inc.

10.23	(g)	Warrant to purchase shares of Series E Convertible Preferred Stock, dated April 30, 2008, issued to GE Capital Equity Investments, Inc.

10.23	(h)	Term Loan Promissory Note, dated April 30, 2008, issued to Oxford Finance Corporation

10.23	(i)	Revolving Loan Promissory Note, dated April 30, 2008, issued to Oxford Finance Corporation

10.23	(j)	Warrant to purchase shares of Series E Convertible Preferred Stock, dated April 30, 2008, issued to Oxford Finance Corporation

‡#10.24		License Agreement between the Registrant and Medtronic dated August 9, 1999, as amended on June 18, 2002, March 1, 2004, July 18, 2006 and April 1, 2007

#10.25		Services Agreement, dated April 29, 2008, by and between the Registrant and Aubrey Group, Inc.

10.26		Separation Agreement between the Registrant and Nathan Harris, dated April 30, 2008

*21.1		List of Subsidiaries

23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

**23.2		Consent of Ropes & Gray LLP (see Exhibit 5.1)

*24.1		Powers of Attorney

*	Previously filed

**	To be included by amendment

#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment is requested will be filed separately with the Securities and Exchange Commission.

‡	Refiled